Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2008 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in

Canadian dollars, unless otherwise stated. Please refer to Note 25 to the 2008 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP. This MD&A, which is current as of February 18, 2009, is organized into six sections.

1	CORPORATE OVERVIEW	2	SEGMENT REVIEW	3	CONSOLIDATED LIQUIDITY AND FINANCING

2	Our Business	10	Wireless	29	Liquidity and Capital Resources

3	Our Strategy	16	Cable	32	Interest Rate and Foreign
					Exchange Management
3	Acquisitions	27	Media
				33	Outstanding Common Share Data
3	Consolidated Financial and
	Operating Results			33	Dividends and Other Payments
					on RCI Equity Securities
10	2009 Financial and
	Operating Guidance			34	Commitments and Other
					Contractual Obligations

				34	Off-Balance Sheet Arrangements

4	OPERATING ENVIRONMENT	5	ACCOUNTING POLICIES AND NON - GA AP MEASURES	6	ADDITIONAL FINANCIAL INFORMATION

35	Government Regulation and	45	Key Performance Indicators and	52	Related Party Transactions
	Regulatory Developments		Non-GAAP Measures
				53	Five-Year Summary of
38	Competition in our Businesses	47	Critical Accounting Policies		Consolidated Financial Results

40	Risks and Uncertainties Affecting	48	Critical Accounting Estimates	54	Summary of Seasonality and
	our Businesses				Quarterly Results
		50	New Accounting Standards
				56	Controls and Procedures
		50	Recent Canadian Accounting
			Pronouncements	57	Supplementary Information:
					Non-GAAP Calculations
		52	U.S. GAAP Differences

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which were reported in the following segments for the year ended December 31, 2008:

•  “Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•  “Cable”,which refers  to our wholly-owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•     “Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 52 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

Substantially all of our operations are in Canada.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this MD&A, all percentage changes are calculated using numbers rounded to the decimal to which they appear. Please note that the charts, graphs and diagrams that follow have been included for ease of reference and illustrative purposes only and do not form part of management’s discussion and analysis.

1	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS, RISKS AND ASSUMPTIONS
This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, property, plant and equipment (“PP&E”) expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments”.

ADDITIONAL INFORMATION
Additional information relating to us, including our Annual Information Form and discussions of our 2008 quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

For a glossary of communications and media industry terms, please refer to the Investor Relations section of rogers.com.

1. CORPORATE OVERVIEW

OUR BUSINESS
We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada’s largest wireless provider and the operator of the country’s only national Global System for Mobile Communications/High-Speed Packet Access (“GSM/HSPA”) based network. Through Rogers Cable we are one of Canada’s largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

For more detailed descriptions of our Wireless, Cable and Media businesses, see the respective segment discussions that follow.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUR STRATEGY
Our business objective is to maximize subscribers, revenue, operating profit and return on invested capital by enhancing our position as one of Canada’s leading diversified communications and media companies. Our strategy is to be the preferred provider of communications, entertainment and information services to Canadians. We seek to leverage our networks, infrastructure, sales channels, brand and marketing resources across the Rogers group of companies by implementing cross-selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing, to create value for our customers and shareholders.

We help to identify and facilitate opportunities for Wireless, Cable and Media to create bundled product and service offerings at attractive prices, in addition to implementing cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses that will enhance operating efficiencies by sharing infrastructure, corporate services and sales distribution channels. We continue to develop brand awareness and promote the “Rogers” brand as a symbol of quality, innovation and value of a diversified Canadian media and communications company.

ACQUISITIONS
Acquisition of channel m
On April 30, 2008, we acquired the assets of Vancouver multicultural television station channel m, from Multivan Broadcast Corporation, for cash consideration of $61 million. The acquisition was accounted for using the purchase method with the results of operations consolidated with ours effective April 30, 2008.

Acquisition of Aurora Cable TV Limited
On June 12, 2008, we acquired 100% of the outstanding shares of Aurora Cable TV Limited (“Aurora Cable”) for cash consideration of $80 million, including a $16 million deposit paid during the first quarter of 2008. In addition, we contributed $10 million to simultaneously pay down certain credit facilities of Aurora Cable. Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario. The acquisition was accounted for using the purchase method with the results of operations consolidated with ours effective June 12, 2008.

Acquisition of Outdoor Life Network
On July 31, 2008, we acquired the remaining two-thirds of the shares of Outdoor Life Network (“OLN”) that we did not already own, for cash consideration of $39 million. The acquisition was accounted for using the purchase method with the results of operations consolidated with ours effective July 31, 2008.

Refer to “Critical Accounting Estimates - Purchase Price Allocations” and Note 4 to the 2008 Audited Consolidated Financial Statements for more details regarding these transactions.

CONSOLIDATED FINANCIAL AND OPERATING RESULTS
See the sections in this MD&A entitled “Critical Accounting Policies”, “Critical Accounting Estimates” and “New Accounting Standards” and also the Notes to the 2008 Audited Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.

We measure the success of our strategies using a number of key performance indicators as outlined in the section entitled “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as alternatives to net income or any other measure of performance under Canadian or U.S. GAAP. The non-GAAP measures presented in this MD&A include, among other measures, operating profit, adjusted operating profit, adjusted operating profit margin, adjusted net income, and adjusted basic and diluted net income per share. We believe that the non-GAAP financial measures provided, which exclude: (i) the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature related to employee stock options; (ii) stock-based compensation expense; (iii) integration and restructuring expenses; (iv) the impact of a onetime charge resulting from the renegotiation of an Internet-related services agreement; (v) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods; and (vi) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets and the related income tax impacts of the above items, provide for a more effective analysis of our operating performance. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” for further details.

3	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

An overall economic slowdown in Canada, and particularly in Ontario, has negatively impacted the results of our Wireless, Cable and Media lines of business during 2008. The challenging economic conditions have resulted in lower subscriber additions, predominantly in our Cable business, as well as declines of advertising, roaming and other revenues. In response to these economic conditions, we have taken action to restructure our employee base to improve our cost structure going forward. The decline in advertising revenue has lead to an impairment charge of $294 million related to our conventional television business, which is fully described in the section entitled ”Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets”. Despite the economic slowdown, we are well positioned from a liquidity perspective with $1.8 billion in available credit under our $2.4 billion committed bank credit facility that does not mature until July 2013, and have no debt maturities until May 2011.

Operating Highlights and Significant Developments in 2008
•  Generated growth in annual revenue of 12%, while adjusted operating profit grew 10% to $4,060 million.
•  We closed US$1.75billion aggregate principal amount of investment grade debt offerings on August 6, 2008, consisting of US$1.4 billion of 6.8% Senior Notes due 2018, and US$350 million 7.5% Senior Notes due 2038. Proceeds of the offerings were used in part to fund the $1.0 billion purchase of 20 MHz of Advanced Wireless Services (“AWS”) spectrum in the spectrum auction.
•  We purchased for cancellation 4,077,400 outstanding Class B Non-Voting shares during the year for $136.7 million under Board approval to repurchase up to $300 million of outstanding shares.
•  In January 2008, we announced an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share.
•  In February 2009, we announced an increase in the annual dividend from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share. This reflects our Board of Directors’ continued confidence in the strategies that we have employed to position ourselves as a growing communications company, while concurrently recognizing the importance of returning meaningful portions of the growing cash flows being generated by the business to shareholders.
•       At December 31, 2008 we had approximately $1.8 billion in available credit under our $2.4 billion committed bank credit facility that matures July 2013. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in May 2011. This financial position provides us with substantial liquidity and flexibility, particularly given the current global credit market challenges.

•  In February 2009, our Board of Directors approved the renewal of a normal course issuer bid (“NCIB”) to repurchase up to $300 million of our shares on the open market during the following twelve months.
•  The Company’s founder, President and Chief Executive Officer  Edward S. “Ted” Rogers, passed away on December 2, 2008. Alan Horn, Chairman of the Board of Rogers Communications Inc., was appointed by the Board to serve as acting Chief Executive Officer as the Board performs a search, considering internal and external candidates, for a permanent CEO.
•  Prior to his death in December 2008, Edward S. “Ted” Rogers controlled RCI through his ownership of voting shares of a private holding company. RCI has been informed that under Mr. Rogers’ estate arrangements, those voting shares, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is Trustee and members of the family of the late Mr. Rogers are beneficiaries. Private Rogers family holding companies controlled by the Rogers Control Trust together own approximately 90.9% of the Class A Voting shares of RCI and 7.5% of the Class B Non-Voting shares. The Advisory Committee members are appointed in accordance with the estate arrangements and include members of the Rogers family, trustees of a Rogers family trust and other individuals, including certain directors of RCI.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
For the year ended December 31, 2008, Wireless, Cable and Media represented 56%, 34% and 13% of our consolidated revenue, respectively, offset by corporate items and eliminations of 3%. Wireless, Cable and Media also represented 69%, 30% and 4% of our consolidated adjusted operating profit, respectively, offset by corporate items and eliminations of 3%.

For the year ended December 31, 2007, Wireless, Cable and Media represented 54%, 35% and 13% of our consolidated revenue, respectively, offset by corporate items and eliminations of 2%. Wireless, Cable and Media also represented 70%, 27% and 5% of our consolidated adjusted operating profit, respectively, offset by corporate items and eliminations of 2%.

For more detailed discussions of Wireless, Cable and Media, refer to the respective segment discussions below.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Consolidated Financial Results

Years ended December 31,
(In millions of dollars, except per share amounts)	2008	2007	% Chg
Operating revenue
Wireless	$6,335	$5,503	15
Cable
Cable Operations	2,878	2,603	11
RBS	526	571	(8)
Rogers Retail	417	393	6
Corporate items and eliminations	(12)	(9)	33
	3,809	3,558	7
Media	1,496	1,317	14
Corporate items and eliminations	(305)	(255)	20
Total	11,335	10,123	12
Adjusted operating profit (loss) (1)
Wireless	2,806	2,589	8
Cable
Cable Operations	1,171	1,008	16
RBS	59	12	n/m
Rogers Retail	3	(4)	n/m
	1,233	1,016	21
Media	142	176	(19)
Corporate items and eliminations	(121)	(78)	55
Adjusted operating profit (1)	4,060	3,703	10
Stock option plan amendment (3)	-	(452)	n/m
Stock-based compensation recovery (expense) (3)	100	(62)	n/m
Integration and restructuring expenses (4)	(51)	(38)	34
Contract renegotiation fee (5)	-	(52)	n/m
Adjustment for CRTC Part II fees decision (6)	(31)	-	n/m
Operating profit (1)	4,078	3,099	32
Other income and expense, net (7)	3,076	2,462	25
Net income	$1,002	$637	57
Net income per share:
Basic	$1.57	$1.00	57
Diluted	1.57	0.99	59
As adjusted: (2)
Net income	$1,260	$1,066	18
Net income per share:
Basic	$1.98	$1.67	19
Diluted	1.98	1.66	19
Additions to property, plant and equipment (“PP&E”) (1)
Wireless	$929	$822	13
Cable
Cable Operations	829	710	17
RBS	36	83	(57)
Rogers Retail	21	21	-
	886	814	9
Media	81	77	5
Corporate	125	83	51
Total	$2,021	$1,796	13
(1)
As defined. See the sections entitled “Supplementary Information: Non-GAAP Calculations” and “key Performance Indicators and Non-GAAP Measures”. Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information: Non-GAAP Calculations” and “key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) the impact of a one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options; (ii) stock-based compensation (recovery) expense; (iii) integration and restructuring expenses; (iv) the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement; (v) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods; and (vi) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets; and the related income tax impact of the above amounts.

(3)	See the section entitled “Stock-based Compensation”.
(4)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net Enterprises Inc. (“Call-Net”), Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”), the restructuring of Rogers Business Solutions (“RBS”), and the closure of certain Rogers Retail stores.

(5)	One-time charge resulting from the renegotiation of an Internet-related services agreement. See the section entitled “Cable Operations Operating Expenses”.
(6)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.
(7)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
n/m: not meaningful.

5	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our consolidated revenue was $11,335 million in 2008, an increase of $1,212 million, or 12%, from $10,123 million in 2007. Of the increase, Wireless contributed $832 million, Cable $251 million, and Media $179 million, offset by an increase in corporate items and eliminations of $50 million.

Our consolidated adjusted operating profit was $4,060 million, an increase of $357 million, or 10%, from $3,703 million in 2007. Of this increase, Wireless contributed $217 million, Cable contributed $217 million, and Media partially offset the increase with a decline of $34 million. On a consolidated basis, we recorded net income of $1,002 million for the year ended December 31, 2008, compared to net income of $637 million in 2007.

Refer to the respective individual segment discussions for details of the revenue, operating expenses, operating profit and additions to PP&E of Wireless, Cable and Media.

2008 Performance Against Targets
The following table sets forth the guidance ranges for selected full year financial and operating metrics that we provided for 2008, as revised during the year, versus the actual results we achieved for the year. Certain of the measures included below are not defined under Canadian GAAP.

	Original 2008 Guidance			Updated from Original			2008
(Millions of dollars, except subscribers)	(At January 7, 2008)			Guidance (At October 28, 2008)			Actual

Consolidated
Revenue	$11,200	to	$11,500	$11,200	to	$11,500	$11,335
Adjusted operating profit (1)	4,000	to	4,200	4,000	to	4,100	4,060
PP&E expenditures	1,900	to	2,100	1,900	to	2,100	2,021
Free cash flow (2)	1,400	to	1,600	1,400	to	1,600	1,464

Revenue
Wireless (network revenue)	$5,800	to	$5,900	$5,800	to	$5,900	$5,843
Cable Operations	2,900	to	2,950	2,900	to	2,950	2,878
Media	1,525	to	1,575	1,480	to	1,510	1,496

Adjusted operating profit (1)
Wireless (3)	$2,875	to	$2,975	$2,800	to	$2,850	$2,820
Cable Operations	1,130	to	1,190	1,130	to	1,190	1,171
Media (4)	165	to	180	145	to	155	142

Additions to PP&E
Wireless	$850	to	$925	$850	to	$925	$929
Cable Operations	750	to	830	750	to	830	829
Media	80	to	95	80	to	95	81

Net subscriber additions (000s)
Retail wireless postpaid and prepaid	550	to	625	550	to	625	604
Residential cable revenue generating units (RGUs) (5)	550	to	625	410	to	440	365
(1) Excludes the impact of stock-based compensation expense, integration and restructuring expenses and a one-time charge related to CRTC Part II fees.
(2) Free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(3) Excludes operating losses related to the Inukshuk fixed wireless initiative of $14 million in 2008.
(4) Includes losses from Sports Entertainment of $33 million in 2008.
(5) Residential cable RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and circuit-switched telephony subscribers.

Our actual 2008 consolidated revenue, adjusted operating profit, PP&E expenditures and free cash flow were within the updated guidance ranges provided. Cable Operations revenue, Media revenue and Cable RGUs were below the guidance that was provided. Cable Operations revenue and RGUs were below guidance resulting from softness in the Canadian economy, saturation of the Internet market and competitive offerings in the market. The Media revenue was also below the guidance range provided resulting from softness in the Canadian economy which led to lower advertising revenues. PP&E additions at Wireless exceeded our guidance partially in order to support subscriber growth as well as investments in growth initiatives. See the section entitled “Wireless Additions to Property, Plant and Equipment” for further details on Wireless PP&E additions.

Stock-based Compensation
On May 28, 2007, our employee stock option plans were amended to attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the option and acquiring Class B Non-Voting shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked-to-market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter. As a result of this amendment, we recorded a liability of $502 million, a one-time non-cash charge of $452 million to revalue the outstanding options at May 28, 2007, and a $50 million decrease in contributed surplus. This charge was partially offset by a future income tax recovery of $160 million, which was recorded as a result of the amendment.

Previously, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant. Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which was generally the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter. Subsequent to May 28, 2007, the liability for stock-based compensation expense is recorded based on the intrinsic value of the options, as described above, and the expense is impacted by the change in the price of our Class B Non-Voting shares during the life of the option. At December 31, 2008, we have a liability of $278 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the year ended December 31, 2008, $106 million (2007 - $80 million) was paid to holders upon exercise of restricted share units and stock options using the SAR feature.

A summary of stock-based compensation expense is as follows:

		Stock-based Compensation
		(Recovery) Expense Included in
	One-time	Operating, General and
	Non-cash Charge	Administrative Expenses
	Upon Adoption	Years ended December 31,
(In millions of dollars)	in Q2 2007	2008	2007
Wireless	$46	$(5)	$11
Cable	113	(32)	11
Media	84	(17)	10
Corporate	209	(46)	30
	$452	$(100)	$62

Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period
The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the year. See the section entitled “Supplementary Information: Non-GAAP Calculations”

for a full reconciliation to adjusted operating profit, adjusted net income and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 3 to the 2008 Audited Consolidated Financial Statements entitled “Segmented Information”.

Years ended December 31,
(In millions of dollars)	2008	2007	% Chg
Net income	$1,002	$637	57
Income tax expense	424	249	70
Other expense (income), net	(28)	4	n/m
Change in the fair value of derivative instruments	(64)	34	n/m
Loss on repayment of long-term debt	-	47	n/m
Foreign exchange loss (gain)	99	(54)	n/m
Debt issuance costs	16	-	n/m
Interest on long-term debt	575	579	(1)
Operating income	2,024	1,496	35
Impairment losses on goodwill, intangible assets and other long-term assets	294	-	n/m
Depreciation and amortization	1,760	1,603	10
Operating profit	4,078	3,099	32
Stock option plan amendment	-	452	n/m
Stock-based compensation (recovery) expense	(100)	62	n/m
Integration and restructuring expenses	51	38	34
Adjustment for CRTC Part II fees decision	31	-	n/m
Contract renegotiation fee	-	52	n/m
Adjusted operating profit	$4,060	$3,703	10

7	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Income and Net Income per Share
We recorded net income of $1,002 million in 2008, or basic and diluted net income per share of $1.57, compared to net income of $637 million, or basic net income per share of $1.00 (diluted - $0.99) for the year ended December 31, 2007. This increase in net income was primarily due to the growth in operating income, offset by impairment losses on goodwill, intangible assets and other long-term assets related to our conventional television reporting unit of $294 million and foreign exchange losses of $99 million mainly related to foreign exchange on our U.S. dollar-denominated debt that is not hedged for accounting purposes, partially offset by $64 million related to the change in the fair value of derivative instruments.

Income Tax Expense
Due to our non-capital loss carryforwards, our income tax expense for the years ended December 31, 2008 and 2007 substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rate for the years ended December 31, 2008 and 2007 was 29.7% and 28.1%, respectively. The effective income tax rate for the year ended December 31, 2008 was less than the 2008 statutory income tax rate of 32.7% primarily due to an income tax credit of $65 million recorded in respect of the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system. The resulting income tax credit will be available to reduce future Ontario income taxes over the next five years. In addition, we recorded a future income tax recovery of $33 million relating to differences between the current year statutory rate and the income tax rate that is expected to apply when our future income tax assets and liabilities are realized or settled. During 2008, we recorded impairment losses on goodwill and intangible assets that are not deductible for income tax purposes (see Note 7 to the 2008 Audited Consolidated Financial Statements). These losses do not give rise to any tax benefits. Accordingly, our reconciliation of income tax expense includes an increase of $51 million in respect of this item.

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

Years ended December 31,
(In millions of dollars)	2008	2007
Statutory income tax rate	32.7%	35.2%
Income before income taxes	$1,426	$886
Income tax expense at statutory income tax rate on income before income taxes	$466	$312
Increase (decrease) in income taxes resulting from:
Ontario harmonization credit	(65)	-
Stock-based compensation	5	(17)
Vidéotron Ltée termination payment	-	(25)
Change in valuation allowance	19	(20)
Effect of tax rate changes	(33)	47
Impairment losses on goodwill and intangible assets not deductible for income tax purposes	51	-
Difference between rates applicable to subsidiaries	(2)	(12)
Benefits related to changes to prior year income tax filing positions and other items	(17)	(36)
Income tax expense	$424	$249
Effective income tax rate	29.7%	28.1%

Other Expense (Income)
Other income of $28 million in 2008 was primarily associated with investment income received from certain of our investments. In 2007, investment income received from certain of our investments was offset by a writedown to reflect what was deemed to be an “other than temporary decline” in the value of an investment, and certain other writedowns, resulting in a net expense of $4 million.

Change in Fair Value of Derivative Instruments
In 2008, the changes in fair value of the derivative instruments were primarily the result of the impact of the changes in the value of the Canadian dollar relative to that of the U.S. dollar related to the cross-currency interest rate exchange agreements (“Cross-Currency

Swaps”) hedging the US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. We have recorded our Cross-Currency Swaps at an estimated credit-adjusted mark-to-market valuation. For the impact, refer to the section entitled “Fair Market Value Asset and Liability for Cross-Currency Swaps”.

In 2007, the changes in fair value of the derivative instruments were primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar, as described below, and the resulting change in fair value of our Cross-Currency Swaps not accounted for as hedges.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loss on Repayment of Long-Term Debt
During 2007, we redeemed Wireless’ US$155 million 9.75% Senior Debentures due 2016 and Wireless’ US$550 million Floating Rate Senior Notes due 2010. These redemptions resulted in a loss on repayment of long-term debt of $47 million, including aggregate redemption premiums of $59 million offset by a write-off of the fair value increment arising from purchase accounting of $12 million.

Foreign Exchange Gain (Loss)
During 2008, the Canadian dollar weakened by 24 cents versus the U.S. dollar resulting in a foreign exchange loss of $99 million, primarily related to US$750 million of U.S. dollar-denominated long-term debt that is not hedged for accounting purposes. During 2007, the foreign exchange gain of $54 million arose primarily from the strengthening of the Canadian dollar by 18 cents versus the U.S. dollar, favourably affecting the translation of our U.S. dollar-denominated long-term debt that was not hedged for accounting purposes.

Debt Issuance Costs
We recorded debt issuance costs of $16 million during 2008 due to the fees and expenses incurred in connection with the US$1.75 billion investment grade debt offerings that were closed on August 6, 2008.

Interest on Long-Term Debt
Despite the $0.9 billion net increase in long-term debt, including the impact of Cross-Currency Swaps, at December 31, 2008 compared to December 31, 2007, interest expense declined marginally in 2008 reflecting the 0.24% decrease in the weighted average interest rate on our long-term debt, which was 7.29% at December 31, 2008 compared to 7.53% at December 31, 2007. This decrease was largely due to the following: the full year impact of the 2007 repayments of three higher coupon debt issues; the 2008 recouponing of three Cross-Currency Swaps aggregating US$575 million notional principal amount at Canadian dollar interest rates lowered by approximately 1.0%; and, lower floating interest rates on our bank debt in 2008.

Operating Income
The increase in our operating income, compared to the prior year, is primarily due to the growth in revenue of $1,212 million exceeding the growth in operating expenses, including integration and restructuring expenses, of $684 million. See the section entitled “Segment Review” for a detailed discussion on respective segment results.

Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets
In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening of industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

Depreciation and Amortization Expense
The increase in depreciation and amortization expense for the year ended December 31, 2008, over 2007, primarily reflects an increase in depreciation on PP&E expenditures.

Integration and Restructuring Expenses
During the year ended December 31, 2008, we incurred $38 million of restructuring expenses related to severances resulting from targeted restructuring of our employee base to improve our cost structure in light of the declining economic conditions. In addition, we incurred integration expenses of $9 million related to the integration of previously acquired businesses and certain restructuring and $4 million for the closure of 18 underperforming Rogers Retail locations.

Adjusted Operating Profit
Wireless and Cable both contributed to the increase in adjusted operating profit for the year ended December 31, 2008. This increase was partially offset by a decrease in Media’s adjusted operating profit for 2008 compared to 2007. Wireless’ adjusted operating profit reflects significant costs associated with the heavy sales volumes of smartphone devices. Refer to the individual segment discussions for details of the respective increases and decreases in adjusted operating profit.

Consolidated adjusted operating profit increased to $4,060 million in 2008, compared to $3,703 million in 2007. Adjusted operating profit excludes: (i) the impact of a $452 million one-time non-cash charge related to the introduction of a cash settlement feature for stock options during 2007; (ii) stock-based compensation (recovery) expense of $(100) million in 2008 and $62 million in 2007;  (iii) integration and restructuring expenses of $51 million in 2008 and $38 million in 2007; (iv) the impact of a one-time charge of $52 million resulting from the renegotiation of an Internet-related services agreement in 2007; and (v) an adjustment for CRTC Part II fees related to prior periods of $31 million in 2008. See the section entitled “Government Regulation and Regulatory Developments” for further details.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information: Non-GAAP Calculations” and “Key Performance Indicators and Non-GAAP Measures”.

Employees
Employee remuneration represents a material portion of our expenses. At December 31, 2008, we had approximately 25,800 full-time equivalent employees (“FTEs”) across all of our operating groups, including our shared services organization and corporate office, representing an increase of approximately 1,400 from the level at December 31, 2007. The increase is primarily due to an increase in our shared services staffing, partially offset by reductions associated with operational efficiencies. Total remuneration paid to employees (both full and part-time) in 2008 was approximately $1,566 million, a decrease of approximately $13 million from $1,579 million in 2007. The decrease in remuneration paid to employees is primarily attributed to the change in stock prices resulting in a $100 million recovery to stock-based compensation which is partially offset by an increase in the FTEs compared to 2007.

9	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2009 FINANCIAL AND OPERATING GUIDANCE
The following table outlines our financial and operational guidance for the full year 2009, which was publicly issued on February 18, 2009. Certain of the measures included below are not defined under Canadian GAAP. See the sections entitled “Supplementary

Information: Non-GAAP Calculations” and “Key Performance Indicators and Non-GAAP Measures” for further details. This information is forward-looking and should be read in conjunction with the section above entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

	2008	2009
(Millions of dollars, except subscribers)	Actual	Guidance Range
Consolidated
Revenue (1)	$11,335	Up 5% to	9%
Adjusted operating profit (2)	4,060	Up 3% to	8%
Additions to PP&E (3)	2,021	(10%) to	0%
Free cash flow (4)	1,464	Up 9% to	23%

Annualized dividend	$1.00		$1.16
Supplementary Detail:
Revenue
Wireless (network revenue)	$5,843	Up 6% to	10%
Cable Operations (5)	2,878	Up 6% to	8%
Media	1,496	(6%) to	4%
Adjusted operating profit (2)
Wireless	$2,806	Up 5% to	9%
Cable Operations (5)	1,171	Up 6% to	10%
Media (6)	142	(19%) to	2%
Additions to PP&E
Wireless	$929	(10%) to	(2%)
Cable Operations	829	(16%) to	(7%)
(1) Consolidated revenue, includes revenue from Wireless equipment, RBS, Rogers Retail and Corporate items and eliminations in addition to Wireless Network, Cable Operations and Media revenue.
(2) Excludes stock-based compensation expense and integration and restructuring related expenditures.
(3) Consolidated additions to PP&E includes expenditures related to billing system development, Rogers Media and corporately owned real estate in addition to Wireless and Cable Operations PP&E expenditures.
(4) Free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(5) Includes cable television, residential high-speed Internet and residential telephony services; excludes Rogers Business Solutions and Rogers Retail.
(6) Includes losses from Sports Entertainment estimated at $20 million in 2009.

2.    SEGMENT REVIEW

WIRELESS

WIRELESS BUSINESS
Wireless is the largest Canadian wireless communications service provider, serving approximately 8.0 million retail voice and data subscribers at December 31, 2008, representing approximately 37% of Canadian wireless subscribers. Wireless operates a GSM/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology and the next generation High Speed Packet Access (“HSPA”) network. Wireless is Canada’s only national carrier operating on the world standard GSM technology platform. The GSM network provides coverage to approximately 94.8% of Canada’s population. Wireless has also deployed a next generation wireless data technology called UMTS/ HSPA (“Universal Mobile Telephone System/High-Speed Packet Access”) across the major markets in Canada representing 75.6% of the population and has UMTS/HSPA roaming in 70 international destinations as well as access to these services across the U.S. through roaming agreements with various wireless operators. Its subscribers also have access to wireless voice service internationally in 211 international destinations and wireless data service internationally in 162 international destinations, including throughout Europe, Asia, Latin America and Africa, through roaming agreements with other GSM wireless providers.

Wireless Products and Services
Wireless offers wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission, mobile video, music downloading, video calling and two-way short messaging service (“SMS”).

Wireless Distribution
Wireless markets its products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 3,500 dealer and retail locations across Canada (excluding Rogers Retail locations, which is a segment of Cable), selling subscriptions to service plans, handsets and prepaid cards and

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

thousands of additional locations selling prepaid cards. Wireless’ nationwide distribution network includes: an independent dealer network; Rogers Wireless and Fido stores which, effective January 2007, are managed by Rogers Retail; major retail chains; and convenience stores. Wireless also offers many of its products and services through telemarketing and through a retail agreement with Rogers Retail, as well as on the Rogers.com and Fido e-business websites. The information contained in or connected to our websites is not a part of and not incorporated into this MD&A.

Wireless Networks
Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area, much of which is interconnected by its own fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of its networks enables subscribers to make and receive calls and to activate network features anywhere in Wireless’ coverage area and in the coverage area of roaming partners as easily as if they were in their home area.

Wireless operates a digital wireless GSM network in the 1900 megahertz (“MHz”) and 850 MHz frequency bands across its national footprint. Prior to 2002, the company operated on analog and TDMA cellular networks, which were decommissioned during 2007. The GSM network, which operates seamlessly between the two frequencies, provides integrated voice and high-speed packet data transmission service capabilities and utilizes GPRS and EDGE technologies for wireless data transmission.

During 2007, Wireless deployed UMTS/HSPA technology, the next phase of the evolution of the GSM/EDGE platform, which delivers high mobility, high bandwidth wireless access for voice and data services across major urban centres. Deployed in primarily 850MHz, with some specific locations operating in 1900MHz, the UMTS/HSPA network covers 75.6% of Canada’s population.

Wireless holds 25 MHz of contiguous spectrum across Canada in the 850 frequency range and 60 MHz in the 1900 frequency range across the country, with the exception of southwestern Ontario, northern Québec, and the Yukon, Northwest and Nunavut territories, where Wireless holds 50 MHz in the 1900 frequency range.

In addition, Wireless participated in the AWS spectrum auction in Canada which commenced on May 27, 2008 and concluded on July 21, 2008. Wireless acquired 20 MHz of AWS spectrum, which operates in the 1700/2100 MHz frequency range, across all 13 provinces and territories with winning bids that totalled approximately $1.0 billion, or approximately $1.67/MHz/pop. Final payment was submitted to Industry Canada on September 3, 2008 and Rogers was granted its licences on December 22, 2008.

Wireless also holds certain broadband fixed wireless spectrum in the 2300 MHz, 2500 MHz and 3500 MHz frequency ranges. In September 2005, Wireless, together with Bell Canada, announced the formation of an equally-owned joint venture called Inukshuk to construct a pan-Canadian wireless broadband network that will be based on the evolving World Interoperability for Microwave Access (“WiMAX”) standards. Both companies have contributed fixed wireless spectrum holdings to the joint venture, along with access to their respective cellular towers and network backhaul facilities. The fixed wireless network acts as a wholesale provider of capacity to each of the joint venture partners, who in turn market, sell, support and bill for their respective service offerings over the network.

WIRELESS STRATEGY
Wireless’ goal is to drive profitable subscriber and revenue growth within the Canadian wireless communications industry, and its strategy is designed to maximize cash flow and return on invested capital. The key elements of its strategy are as follows:
•    Enhancing its scale and competitive position in the Canadian wireless communications market;
•    Focusing on voice and data services that are attractive to youth, families, and small and medium-sized businesses to optimize its customer mix;
•    Delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;
•    Increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase enhanced services such as voicemail, caller line ID, text messaging and wireless data services;
•    Enhancing sales distribution channels to increase focus on targeted customer segments;
•    Maintaining the most technologically advanced, high quality and pervasive wireless network possible; and
•    Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling, joint sales distribution initiatives and infrastructure sharing initiatives.

RECENT WIRELESS INDUSTRY TRENDS
Focus on Customer Retention
The wireless communications industry’s current market penetration in Canada is estimated to be 66% of the population, compared to approximately 89% in the U.S. and approximately 125% in the United Kingdom, and Wireless expects the Canadian wireless industry to continue to grow by approximately 4 to 5 percentage points of penetration each year for the next several years. This deeper penetration drives a need for increased focus on customer satisfaction, the promotion of new data and voice services and features and customer retention.

11	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Demand for Sophisticated Data Applications
The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as handsets and other hand-held devices, to develop more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos, music, and streaming video clips, mobile television and other functions. Wireless believes that the introduction of such new applications will drive the growth for data transmission services.

Migration to Next Generation Wireless Technology
The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data broadband wireless networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capabilities. These networks support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, including desktop, client and server-based applications that can be accessed on a local, national or international basis.

Development of Additional Technologies
In addition to the two main technology paths of the mobile/ broadband wireless industry, namely GSM/HSPA and Code Division Multiple Access/Evolution Data Optimized (“CDMA/EVDO”), three other significant broadband wireless technologies are in the process of development: WiFi, WiMAX and Long-term Evolution (“LTE”). These technologies may accelerate the widespread adoption of digital voice and data networks.

WiFi (the IEEE 802.11 industry standard) allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a local area wireless access point. These access points utilize unlicenced spectrum and the wireless connection is only effective within a local area radius of approximately 50-100 metres of the access point, and provide speeds similar to a wired local area network (“LAN”) environment (most recently the version designated as 802.11n). As the technology is primarily designed for in-building wireless access, many access points must be deployed to cover the selected local geographic area, and must also be interconnected with a broadband network to supply the connectivity to the Internet. Future enhancements to the range of WiFi service and the networking of WiFi access points may provide additional opportunities for wireless operators or municipal WiFi network operators, each providing capacity and coverage under the appropriate circumstances.

WiMAX (the IEEE 802.16e standard) is a relatively new fourth generation (“4G”) technology that is being developed to enable broadband wireless services over a wide area at a cost point to enable mass market adoption. By contrast with WiFi, WiMAX is a cellular-like technology that operates in defined, licenced frequency bands and is thereby not hampered by interference from other applications and services using the same frequencies. The technology is designed to provide similar coverage and capabilities to traditional cellular networks (depending upon the amount of spectrum allocated and available). There are two main applications of WiMAX today: fixed (point-to-point) applications for backhaul and point-to-multipoint broadband access to homes and businesses. WiMAX is currently an early stage technology with capabilities that have yet to match existing cellular technologies.

LTE is the GSM community’s 4G broadband wireless technology evolution path, which is currently in development. LTE is an all IP-based technology based on a new modulation scheme (orthogonal frequency-division multiplexing) that is specifically designed to improve efficiency, lower costs, improve and expand the range of voice and data services available via mobile broadband wireless networks, make use of new spectrum allocations, and better integrate with other open technology standards. As a 4G technology, LTE is designed to build on and evolve the capabilities inherent in UMTS/HSPA, which is the world standard for mobile broadband wireless. LTE is fully backwards compatible with UMTS/HSPA. LTE is designed to provide seamless voice and broadband data capabilities and data rates of at least 100Mbps (or greater, dependent upon spectrum availability).

WIRELESS OPERATING AND FINANCIAL RESULTS
For purposes of this discussion, revenue has been classified according to the following categories:
•    Network revenue, which includes revenue derived from:
•    postpaid (voice and data), which consists of revenues generated principally from monthly fees, airtime and long-distance charges, optional service charges, system access fees and roaming charges;
•    prepaid (voice and data), which consists of revenues generated principally from airtime, usage and long-distance charges; and
•    one-way messaging, which consists of revenues generated from monthly fees and usage charges.
•    Equipment sales, which consist of revenue generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by Wireless’ customer service groups, websites and telesales, net of subsidies.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating expenses are segregated into the following categories for assessing business performance:
•      Cost of equipment sales, representing costs related to equipment revenue;
•     Sales and marketing expenses, consisting of costs to acquire new subscribers, such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities; and

•     Operating, general and administrative expenses, consisting primarily of network operating expenses, customer care expenses, retention costs, including residual commissions paid to distribution channels, Industry Canada licencing fees associated with spectrum utilization, inter-carrier payments to roaming partners and long-distance carriers, CRTC contribution levy and all other expenses incurred to operate the business on a day-to-day basis.

Summarized Wireless Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2008	2007	% Chg
Operating revenue
Postpaid	$5,548	$4,868	14
Prepaid	285	273	4
One-way messaging	10	13	(23)
Network revenue	5,843	5,154	13
Equipment sales	492	349	41
Total operating revenue	6,335	5,503	15
Operating expenses before the undernoted
Cost of equipment sales	1,005	703	43
Sales and marketing expenses	691	653	6
Operating, general and administrative expenses	1,833	1,558	18
	3,529	2,914	21
Adjusted operating profit (1)(2)	2,806	2,589	8
Stock option plan amendment (3)	-	(46)	n/m
Stock-based compensation recovery (expense) (3)	5	(11)	n/m
Integration and restructuring expenses (4)	(14)	-	n/m
Operating profit (1)	$2,797	$2,532	10
Adjusted operating profit margin as % of network revenue (1)	48.0%	50.2%
Additions to PP&E (1)	$929	$822	13
(1) As defined. See the sections entitled “key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2) Adjusted operating profit includes a loss of $14 million and $31 million related to the Inukshuk wireless broadband initiative for 2008 and 2007, respectively.
(3) See the section entitled “Stock-based Compensation”.
(4) Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.

Wireless Operating Highlights for the Year Ended December 31, 2008
•    Network revenue increased by 13% to $5,843 million in 2008 from $5,154 million in 2007.
•    Strong subscriber growth continued in 2008, with net postpaid additions of 537,000 and net prepaid additions of 67,000.
•    Postpaid subscriber monthly churn was 1.10% in 2008, compared to 1.15% in 2007.
•    Postpaid monthly average revenue per user (“ARPU”) increased 4% from 2007 to $75.27, aided by strong growth in wireless data revenue.
•    Revenues from wireless data services grew approximately 39% year-over-year to $946 million in 2008 from $683 million in 2007, and represented approximately 16% of network revenue compared to 13% in 2007.
•       Wireless launched the Apple iPhone 3G in Canada on July 11, 2008 and activated approximately 385,000 of the devices during the second half of the year. Approximately 35% of these activations were to subscribers new to Wireless with 65% being to existing Wireless subscribers who upgraded to the iPhone and committed to new three year term contracts. The vast majority of iPhone subscribers have attached both voice and monthly data packages and are generating monthly ARPU considerably above the monthly ARPU generated from Wireless’ overall subscriber base. The initial sales volumes of this device drove significantly higher acquisition and retention costs at Wireless.
•    Canada’s AWS spectrum auction ended on July 21, 2008 following 39 days and 331 rounds of bidding with bids totalling $4.25 billion. Wireless was the only carrier to successfully acquire 20 MHz of AWS spectrum across all 13 provinces and territories with winning bids that totalled approximately $1.0 billion, or approximately $1.67/MHz/pop.

13	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•    Wireless announced the launch of its Fido UNO and Rogers Home Calling Zone plans that allow customers to make unlimited calls within their home using their wireless phone via a home WiFi broadband connection. This converged service utilizes technology known as Unlicenced Mobile Access (“UMA”) and provides our customers the convenience of having one phone, one number, one address book and one voicemail which they can use inside and outside of their home.

•    Availability of the Rogers Portable Internet service was expanded to now include more than 150 urban and rural communities across Canada. With this most recent expansion, the Inukshuk joint venture’s network has become the second largest broadband fixed wireless network in the world.

Summarized Wireless Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2008	2007	Chg
Postpaid
Gross additions (1)	1,341	1,352	(11)
Net additions	537	581	(44)
Adjustment to postpaid subscriber base (2)	-	(65)	65
Total postpaid retail subscribers	6,451	5,914	537
Average monthly revenue per user (“ARPU”) (3)	$75.27	$72.21	$3.06
Average monthly usage (minutes)	589	573	16
Monthly churn	1.10%	1.15%	(0.05%)
Prepaid
Gross additions	632	635	(3)
Net additions	67	70	(3)
Adjustment to prepaid subscriber base (2)	-	(26)	26
Total prepaid retail subscribers	1,491	1,424	67
ARPU (3)	$16.65	$16.46	$0.19
Monthly churn	3.31%	3.42%	(0.11%)
(1) During the third quarter of 2008, an adjustment associated with laptop wireless data card (“air card”) subscribers resulted in the addition of approximately 11,000 subscribers to Wireless’ postpaid subscriber base. This adjustment is included in gross additions for the twelve months ended December 31, 2008. Beginning in the third quarter of 2008, air cards are included in the gross additions for postpaid subscribers.
(2) During 2007, Wireless decommissioned its TDMA and analog networks and simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 65,000 subscribers from Wireless’ postpaid subscriber base and the removal of approximately 26,000 subscribers from Wireless’ prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.
(3) As defined. See the section entitled “key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information: Non-GAAP Calculations” section.

Wireless Network Revenue
The increase in network revenue in 2008 compared to 2007 was driven predominantly by the continued growth of Wireless’ post-paid subscriber base and the year-over-year growth of wireless data. The 4% year-over-year increase in postpaid ARPU reflects the impact of higher wireless data revenue, as well as increased usage of various calling features. The voice component of postpaid ARPU remained relatively flat during the year, reflecting the impact of a softer economy on North American roaming, long-distance and out-of-bucket voice usage combined with a general increase in the level of competitive intensity.

Wireless’ success in the continued reduction of postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	14

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During 2008, wireless data revenue increased by approximately 39% over 2007, to $946 million. This increase in data revenue reflects the continued growth of smartphone and air card devices which is driving the use of texts and e-mail, wireless Internet access, and other wireless data services, partially offset by the impact of certain data services price reductions made in the third quarter of 2008. In 2008, data revenue represented approximately 16% of total network revenue, compared to 13% in 2007.

Wireless Equipment Sales
The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the large volume of smartphones sold during 2008.

Wireless activated more than 1.2 million smartphone devices, including iPhone 3G and BlackBerry devices, during 2008. Approximately 43% of these activations were to subscribers new to Wireless with the other 57% being to existing Wireless subscribers who upgraded devices, committed to new multi-year term contracts, and in most cases attached both voice and monthly data packages which generate considerably above average ARPU. Smartphone devices as a percent of postpaid gross additions increased to approximately 40% in 2008 from approximately 13% in 2007, while smartphone devices as a percent of device upgrades increased to approximately 41% in 2008 from approximately 12% in 2007. Because Wireless incurred significant handset subsidies for each unit activated, the results of this successful smartphone sales campaign drove significantly higher acquisition and retention costs at Wireless.

The high upfront cost associated with adding smartphone subscribers so rapidly is an investment made to obtain customers with significantly higher than average ARPU for multi-year contracts which we expect will have the effect in subsequent periods of being accretive to overall ARPU while reducing overall churn.

Wireless Operating Expenses

Years ended December 31,
(In millions of dollars, except per subscriber statistics)	2008	2007	% Chg
Operating expenses
Cost of equipment sales	$1,005	$703	43
Sales and marketing expenses	691	653	6
Operating, general and administrative expenses	1,833	1,558	18
Operating expenses before the undernoted	3,529	2,914	21
Stock option plan amendment (1)	-	46	n/m
Stock-based compensation (recovery) expense (1)	(5)	11	n/m
Integration and restructuring expenses (2)	14	-	n/m
Total operating expenses	$3,538	$2,971	19
Average monthly operating expense per subscriber before sales and marketing expenses (3)	$23.09	$20.61	12
Sales and marketing costs per gross subscriber addition (3)	$459	$401	14
(1) See the section entitled “Stock-based Compensation”.
(2) Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.
(3) As defined. See the section entitled “key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information: Non-GAAP Calculations” section. Average monthly operating expense per subscriber includes retention costs and excludes sales and marketing expenses and stock-based compensation (recovery) expense.

As a result of the significant number of smartphone activations, certain Wireless metrics for 2008, including cost of equipment sales, retention costs, cost of acquisition per subscriber and operating expense per subscriber, increased measurably over the prior year which had a dilutive impact on Wireless’ operating profit growth. However, the large majority of smartphone subscribers subscribe to both voice and data service plans for multi-year terms, which has to date resulted in these customers generating greater than 150% of the average subscriber ARPU. These investments in attracting and retaining smartphone subscribers results in the creation of net positive lifetime value per subscriber added. Consequently, Wireless’ ARPU levels are expected to be positively impacted over the term of the smartphone subscribers’ three year contracts. See the sections entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and “2009 Financial and Operating Guidance”.

Cost of equipment sales increased during 2008, compared to 2007, and was primarily the result of the large volume of smartphone sales.

The year-over-year increases in operating, general and administrative expenses in 2008, compared to 2007, excluding retention spending discussed below, were partially driven by growth in the Wireless subscriber base. In addition, there were higher costs to support increased usage of wireless data services, as well as increases in information technology, customer care and credit and collection costs as a result of the complexity of supporting more sophisticated devices and services. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

15	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Total retention spending, including subsidies on handset upgrades, was $536 million in 2008, compared to $403 million in 2007. As a direct result of the smartphone marketing campaign, Wireless had a higher than normal rate of upgrade activity by existing subscribers during the year. Approximately 57% of the smartphone device activations in 2008 were hardware and service plan upgrades by existing subscribers which drove the largest portion of the increase in retention, along with growth in the subscriber base, in general, increasing retention spending compared to prior periods.

Wireless estimates that the incremental hardware subsidy and data plan commission costs associated with the significant smartphone volumes during the year drove approximately $200 million of incremental expenses versus what the same volume of devices would have been with the device sales mix which existed at the end of 2007.

Wireless Adjusted Operating Profit
The moderate increase in year-over-year adjusted operating profit reflects the significant growth in network revenues, partially offset by the increase in cost of equipment sales from the smartphone handset subsidies discussed above. Primarily as a result of the investment in a significant number of high ARPU, but high subsidy smartphone activations, Wireless’ adjusted operating profit margin on network revenue (which excludes equipment sales revenue)

decreased to 48.0% for 2008, compared to 50.2% in 2007.

Spectrum Auction Conclusion
Wireless participated in the AWS spectrum auction in Canada which commenced on May 27, 2008 and concluded on July 21, 2008. Wireless acquired 20 MHz of AWS spectrum, which operates in the 1700/2100 MHz frequency range, across all 13 provinces and territories with winning bids that totalled approximately $1.0 billion, or approximately $1.67/ MHz/pop. Final payment was submitted to Industry Canada on September 3, 2008 and Rogers was granted its licences on December 22, 2008.

Wireless Additions to Property, Plant and Equipment
Wireless additions to PP&E, which excludes the acquisition of AWS spectrum discussed above, are classified into the following categories:

Years ended December 31,
(In millions of dollars)	2008	2007	% Chg
Additions to PP&E
HSPA	$315	$316	(0)
Network - capacity	200	169	18
Network - other	259	175	48
Information and technology and other	152	147	3
Inukshuk	3	15	(80)
Total additions to PP&E	$929	$822	13

Additions to Wireless PP&E for 2008 reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to various markets across Canada and the upgrade to faster network throughput speeds. Other network-related PP&E additions included national site build activities, additional spending on test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, and new product platforms. Information and technology and other initiatives included billing and back office system upgrades, and other facilities and equipment spending.

CABLE

CABLE’S BUSINESS
Cable is one of Canada’s largest providers of cable television, cable telephony and high-speed Internet access, and is also a facilities-based telecommunications alternative to the traditional telephone companies. Its business consists of the following three segments:

The Cable Operations segment has 2.3 million basic cable subscribers at December 31, 2008, representing approximately 30% of basic cable subscribers in Canada. At December 31, 2008, it provided digital cable services to approximately 1.6 million households and high-speed Internet service to approximately 1.6 million residential subscribers. Through Rogers Home Phone, it offers local telephone and long-distance services to residential customers with both voice-over-cable and circuit-switched technologies with 1.1 million subscriber lines at December 31, 2008.

The RBS segment offers local and long-distance telephone, enhanced voice and data services, and IP access to Canadian businesses and governments, as well as making some of these offerings

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

available on a wholesale basis to other telecommunications providers. At December 31, 2008, there were 197,000 local line equivalents and 34,000 broadband data circuits. Cable is increasingly focusing its business segment sales efforts within its traditional cable television footprint, where it is able to provision and serve customers with voice and data telephony services provisioned over its own infrastructure.

The Rogers Retail segment operates a retail distribution chain that offers Rogers branded home entertainment and wireless products and services. There were 456 stores at December 31, 2008, including approximately 170 stores acquired in January 2007 from Wireless, many of which provide customers with the ability to purchase any of Rogers’ primary services (cable television, Internet, cable telephony and wireless), to pay their Rogers bills, and to pick up or return Rogers digital and Internet equipment. The segment also offers digital video disc (“DVD”) and video game sales and rentals through Canada’s second largest chain of video rental stores.

Cable’s Products and Services
Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Its Ontario cable systems, which encompass approximately 90% of its 2.3 million basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the national capital city of Canada; and (iii) the Guelph to London corridor in southwestern Ontario. The New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its cable systems and subscribers.

Through its technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable, residential Internet services and voice-over-cable telephony services.

As at December 31, 2008, more than 88% of Cable’s overall network and 99% of its network in Ontario has been upgraded to transmit 860 MHz of bandwidth. With approximately 99% of Cable’s network offering digital cable services, it has a richly featured and highly-competitive video offering, which includes high-definition television (“HDTV”), on-demand programming including movies, television series and events available on a per purchase basis or in some cases on a subscription basis, personal video recorders (“PVR”), time-shifted programming, as well as a significant line-up of digital specialty, multicultural and sports programming.

Cable’s Internet services are available to over 97% of homes passed by its network. Cable’s high-speed Internet has been found to have the fastest and most reliable speeds supported by independent third-party research comparing average download speed to the equivalent speeds of the incumbent DSL provider. Cable offers multiple tiers of Internet services, which are differentiated principally by bandwidth capabilities and monthly usage cap size prior to additional usage charges.

Cable’s voice-over-cable telephony services were introduced in July 2005 and have grown both in the number of subscribers and in the size of the geographic area where the service is available. Cable offers packages that include from one to six calling features and competitive unlimited or pay-by-the-minute long-distance plans. Every Rogers Home Phone customer receives free long-distance calling to Rogers Wireless, Rogers Home Phone and Fido customers. In addition, extended local calling areas have been created in areas such as Barrie, Ontario and Ottawa, Ontario. At December 31, 2008, Cable’s voice-over-cable telephony services were available to approximately 95% of homes passed by its network.

Cable offers multi-product bundles at discounted rates, which allow customers to choose from among a range of cable, Internet, voice-over-cable telephony and Wireless products and services, subject to, in most cases, minimum purchase and term commitments.

Cable maintains a base of services sold to businesses, government agencies and telecom wholesalers in many markets across Canada. These services are made up of local and long-distance services, enhanced voice and data services, and IP application solutions. These services have historically been primarily based on re-sold access networks. Cable has recently revised its focus away from marketing and selling these off-net services to concentrate more on developing offerings that utilize its own facilities within its traditional cable television serving areas.

Cable sells and services Rogers branded products and also offers DVD and video game sales and rentals through Rogers Retail.

Cable’s Distribution
In addition to the Rogers Retail stores, Cable markets its services through an extensive network of third party retail locations across its network footprint. Rogers Retail provides customers with a single direct retail channel featuring all of the wireless and cable products and services. In addition to its own and third party retail locations, Cable markets its services and products through a variety of additional channels, including call centres, outbound telemarketing, field agents, direct mail, television advertising, its own direct sales force, exclusive and non-exclusive agents, as well as through business associations. Cable also offers products and services and customer service via our e-business website, rogers.com. The information contained in or connected to our website is not a part of and not incorporated into this MD&A.

Cable’s Networks
Cable’s networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow its multiple Ontario and New Brunswick cable systems to function as a single cable network. Cable’s remaining subscribers

17	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in Newfoundland and Labrador, and New Brunswick are served by local head-ends. Cable’s two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.

Cable’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that it serves, are connected by inter-city fibre-optic systems carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and generally have capacity for future growth in the form of dark fibre and unused optical wavelengths. Approximately 99% of the homes passed by Cable’s network are fed from primary hubs, or head-ends, which on average serve 90,000 homes each. The remaining 1% of the homes passed by the network are in smaller and more rural systems mostly in New Brunswick and Newfoundland and Labrador that are, on average, served by smaller primary hubs.

Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Cable believes co-axial cable is a cost-effective and widely deployed means of carrying two-way television and broadband Internet services to residential subscribers.

Groups of an average of 437 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the feeder (“FTTF”). The FTTF plant provides bandwidth up to 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. Cable believes the upstream bandwidth is ample to support multiple cable modem systems, cable telephony, and data traffic from interactive digital set-top terminals for at least the near-term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node, which is referred to as node-splitting. Fibre cable has been placed to permit a reduction of the average node size from 437 to 350 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

Cable believes that the 860 MHz FTTF architecture provides sufficient bandwidth to provide for television, data, voice and other future services, high picture quality, advanced two-way capability and network reliability. This architecture also allows for the introduction of bandwidth optimization technologies, such as switched digital video (“SDV”) and MPEG4, and offers the ability to continue to expand service offerings on the existing infrastructure. SDV has been successfully deployed in head-ends serving over 60 percent of Ontario homes. In addition, Cable’s clustered network of cable systems served by regional head-ends facilitates its ability to rapidly introduce new services to large areas of subscribers. In new construction projects in major urban areas, Cable is now deploying a cable network architecture commonly referred to as fibre-to-the-

curb (“FTTC”). This architecture provides improved reliability and reduced maintenance due to fewer active network devices being deployed. FTTC also provides greater capacity for future narrow-cast services.

Cable’s voice-over-cable telephony services are offered over an advanced broadband IP multimedia network layer deployed across the cable service areas. This network platform provides for a scalable primary line quality digital voice-over-cable telephony service utilizing Packet Cable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including network redundancy as well as multi-hour network and customer premises backup powering.

To serve telephony customers on circuit-switched platforms, Cable co-locates its equipment in the switch centres of the incumbent local phone companies (“ILECs”). At December 31, 2008, Cable was active in 179 co-locations in 63 municipalities in five of Canada’s most populous metropolitan areas in and around Vancouver, Calgary, Toronto, Ottawa and Montréal. Many of these co-locations are connected to its local switches by metro area fibre networks (“MANs”). Cable also operates a North American transcontinental fibre-optic network extending over 21,000 route kilometres providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets for the exchange of data and voice traffic. In Canada, the network extends from Vancouver in the west to St. John’s in the east. Cable also acquired various competitive local exchange carrier (“CLEC”) assets of Futureway Communications Inc.(“Futureway”)intheGreaterTorontoAreaduring2007.Theassets include local and regional fibre, transmission electronics and systems, hubs, points of presence (“POPs”), ILEC co-locations and switching infrastructure. Cable’s network extends into the U.S. from Vancouver south to Seattle in the west, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee and Chicago in the mid-west and from Toronto through Buffalo and Montréal through Albany to New York City in the east. Cable has connected its North American network with Europe through international gateway switches in New York City, London, England, and a leased trans-Atlantic fibre facility.

Where Cable does not have its own local facilities directly to a business customer’s premises, Cable provides its local services through a hybrid carrier strategy utilizing unbundled local loops of the ILECs. Cable has deployed its own scalable switching and intelligent services infrastructure while using connections between its co-located equipment and customer premises, provided largely by other carriers.

CABLE’S STRATEGY
Cable seeks to maximize subscribers, revenue, operating profit, and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its residential and small business customers, from

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

basic cable television to advanced two-way cable services, including digital cable, pay-per-view (“PPV”), video-on-demand (“VOD”), subscription video-on-demand (“SVOD”), PVR and HDTV, Internet access, voice-over-cable telephony service, as well as the expansion of its services into the business telecom and data networking market. The key elements of the strategy are as follows:
•    Clustering of cable systems in and around metropolitan areas;
•    Offering a wide selection of products and  services;
•    Maintaining technologically advanced cable networks;
•    Continuing to focus on increased quality and reliability of service, and customer satisfaction;
•    Tailoring services to the changing demographic of the Cable customer base, including expansion of products directly serving several multicultural communities;
•    Continuing to improve product features, including expanding available TV content, including HDTV and VOD selection, faster tiers of Internet service and new telephony service offerings;
•     Expanding the availability of high-quality digital primary line voice-over-cable telephony service into most of the markets in its cable service areas; and
•  Further focusing on small business as well as other opportunities for larger businesses connected to our network and a re-entry to the international carrier market.

RECENT CABLE INDUSTRY TRENDS
Investment in Improved Cable Television Networks and Expanded Service Offerings
In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable television companies to offer expanded packages of digital cable television services, including VOD and SVOD, pay television packages, PVR, HDTV programming, multiple increasingly fast tiers of Internet services, and telephony services.

Increased Competition from Alternative Broadcasting Distribution Undertakings
As fully described in the section of this MD&A entitled “Competition in our Businesses”, Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.

Growth of Internet Protocol-Based Services
Another development has been the launch of Voice-over-Internet Protocol (“VoIP”) local services by non-facilities-based providers in 2005 and 2006. These companies’ VoIP services are marketed to the subscribers of ILEC, cable and other companies’ high-speed Internet services and the providers of VoIP services include Vonage, Primus, Babytel and others.

In the enterprise market, there is a continuing shift to IP-based services, in particular from asynchronous transfer mode (“ATM”) and frame relay (two common data networking technologies) to IP delivered through virtual private networking (“VPN”) services. This transition results in lower costs for both users and carriers.

Growth of Facilities-Based Competitors
Competition remains intense in the long-distance markets with average price per minute continuing to decline year-over-year. Facilities-based competitors in the local telephone market have emerged in the residential and small and medium-sized business markets. There has been limited local facilities-based competition in the large enterprise market.

CABLE OPERATING AND FINANCIAL RESULTS
For purposes of this discussion, revenue has been classified according to the following categories:
•    Cable, which includes revenue derived from:
•    analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and
•    digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD service fees, and revenue earned on the sale and rental of set-top terminals;
•    Internet, which includes service revenues from residential  Internet access service, additional usage revenues and modem sale and rental fees;
•    Rogers Home Phone, which includes revenues from residential local telephony service, long-distance and additional calling features;
•    RBS, which includes local and long-distance revenues, enhanced voice and data services revenue from business customers, as well as the sale of these offerings on a wholesale basis to other telecommunications providers; and
•    Rogers Retail, which includes commissions earned while acting as  an agent to sell other Rogers’ services, such as wireless, Internet, digital cable and cable telephony, as well as the sale and rental of DVDs and video games and confectionary sales.

Operating expenses are segregated into the following categories for assessing business performance:
•    Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs, such as sales support and commissions as well as costs of operating, advertising and promoting the Rogers Retail chain;
•    Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service subscriber relationships, including:
•    the monthly contracted payments for the acquisition of programming paid directly to the programming suppliers, copyright collectives and the Canadian Programming Production Funds;
•    Internet interconnectivity and usage charges and the cost of operating Cable’s Internet service;
•    intercarrier payments for interconnect to the local access and long-distance carriers related to cable and circuit-switched telephony service;
•    technical service expenses, which include the costs of operating and maintaining cable networks as well as certain customer service activities, such as installations and repair;
•    customer care expenses, which include the costs associated with customer order-taking and billing inquiries;
•    community television expenses, which consist of the costs to operate a series of local community-based television stations in Cable’s licenced systems;

19	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•    other general and administrative expenses; and
•    expenses related to the corporate management of the Rogers Retail stores;
•    Cost of Rogers Retail sales, which is composed of store merchandise and depreciation related to the acquisition of DVDs and game rental assets.

In the cable industry in Canada, the demand for services, particularly Internet, digital television and cable telephony services, continues to grow and the variable costs associated with this growth, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers, are significant. As such, fluctuations in the number of activations of new subscribers from period-to-period result in fluctuations in sales and marketing expenses.

Summarized Cable Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2008 (1)	2007 (2)		% Chg
Operating revenue
Cable Operations (3)	$2,878	$2,603		11
RBS	526	571		(8)
Rogers Retail	417	393		6
Intercompany eliminations	(12)	(9)		33
Total operating revenue	3,809	3,558		7
Operating profit (loss) before the undernoted
Cable Operations (3)	1,171	1,008		16
RBS	59	12		n/m
Rogers Retail	3	(4)		n/m
Adjusted operating profit (4)	1,233	1,016		21
Stock option plan amendment (5)	-	(113)		n/m
Stock-based compensation recovery (expense) (5)	32	(11)		n/m
Integration and restructuring expenses (6)	(20)	(38)		(47)
Contract renegotiation fee (7)	-	(52)		n/m
Adjustment for CRTC Part II fees decision (8)	(25)	-		n/m
Operating profit (4)	$1,220	$802		52
Adjusted operating profit (loss) margin (4)
Cable Operations (3)	40.7%	38.7%
RBS	11.2%	2.1%
Rogers Retail	0.7%	(1.0	) %
Additions to PP&E (4)
Cable Operations (3)	$829	$710		17
RBS	36	83		(57)
Rogers Retail	21	21		-
Total additions to PP&E	$886	$814		9
(1) The operating results of Aurora Cable are included in Cable’s results of operations from the date of acquisition on June 12, 2008.
(2) The operating results of Futureway are included in Cable’s results of operations from the date of acquisition on June 22, 2007.
(3) Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(4) As defined. See the sections entitled “key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(5) See the section entitled “Stock-based Compensation”.
(6) Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.
(7) One-time charge resulting from the renegotiation of an Internet-related services agreement.
(8) Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2008
•    Through organic growth and acquisitions, increased cable telephony lines by 184,000, high-speed residential Internet subscribers by 117,000, digital cable households by 197,000 and basic cable subscribers by 25,000 in the year.
•    HDTV digital cable subscribers were up 37% from December 31, 2007 to December 31, 2008, to 568,000, while the number of purchases of Rogers on Demand product increased by approximately 15% year-over-year.
•    Independent research firm comScore Inc. found Rogers Hi-Speed Internet to be the fastest and most reliable Internet access service for residential customers in the Greater Toronto Area. The results, which were based on over 120,000 network speed tests conducted over a four month period in early 2008, showed that the Rogers Hi-Speed Internet product delivers faster speeds across all service tiers when compared to Cable’s primary DSL competitor.
•    On June 12, 2008, we acquired 100% of the outstanding shares of  Aurora Cable. Aurora Cable passes approximately 26,000 homes and provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•    Expanded the availability of our residential telephony service to approximately 95% of homes passed by our cable networks.
•    Invested in SDV technology to allow for expansion of our available channel lineup and HDTV choices.
•    Deployed a new on-demand interface in Ontario to the majority of our customers, improving the overall customer experience. In the Atlantic Region the digital cable interactive program guide and on-demand user interface were replaced with a more feature-enhanced user interface.
•    Increased download speeds for Internet access services, and also implemented monthly usage allowances and monitoring tools, while usage-based billing on a per gigabyte basis for very heavy usage customers was phased in.

•    Introduced 11 additional HD channels during 2008, including HBO Canada.
•    Digital cable customers now have access to certain prime-time content on-demand. Episodes of top primetime series are available for viewing on-demand shortly after airing on major networks.

Total operating revenue increased $251 million or 7%, from 2007, and total adjusted operating profit increased to $1,233 million or by $217 million, a 21% increase from 2007. See the following segment discussions for a detailed discussion of operating results.

CABLE OPERATIONS
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2008	2007	% Chg
Operating revenue
Core Cable	$1,669	$1,540	8
Internet	695	608	14
Rogers Home Phone	514	455	13
Total Cable Operations operating revenue	2,878	2,603	11
Operating expenses before the undernoted
Sales and marketing expenses	248	257	(4)
Operating, general and administrative expenses	1,459	1,338	9
	1,707	1,595	7
Adjusted operating profit (1)	1,171	1,008	16
Stock option plan amendment (2)	-	(106)	n/m
Stock-based compensation recovery (expense) (2)	30	(10)	n/m
Integration and restructuring expenses (3)	(9)	(9)	-
Contract renegotiation fee (4)	-	(52)	n/m
Adjustment for CRTC Part II fees decision (5)	(25)	-	n/m
Operating profit (1)	$1,167	$831	40
Adjusted operating profit margin (1)	40.7%	38.7%
(1) As defined. See the sections entitled “key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2) See the section entitled “Stock-based Compensation”.
(3) Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions and the integration of Call-Net, Futureway and Aurora Cable.
(4) One-time charge resulting from the renegotiation of an Internet-related services agreement.
(5) Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.

21	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands, except ARPU)	2008	2007 (1)	Chg
Cable homes passed (2)	3,547	3,575	(28)
Basic Cable
Net additions (3)	9	18	(9)
Total Basic Cable subscribers (4)	2,320	2,295	25
Core Cable ARPU (5)	$60.47	$56.39	$4.08
High-speed Internet
Net additions	102	165	(63)
Total Internet subscribers (residential) (4)(6)(7)(8)	1,582	1,465	117
Internet ARPU (5)	$37.82	$36.51	$1.31
Digital Cable
Terminals, net additions	404	374	30
Total terminals in service (4)	2,283	1,871	412
Households, net additions	191	219	(28)
Total households (4)	1,550	1,353	197
Cable telephony lines
Net additions and migrations (9)	182	290	(108)
Total Cable telephony lines (4)	840	656	184
Cable Revenue Generating Units (“RGUs”) (10)
Net additions	484	692	(208)
Total RGUs	6,292	5,769	523
Circuit-switched lines
Net losses and migrations (9)	(119)	(37)	(82)
Total circuit-switched lines (7)	215	334	(119)
(1)	Certain of the comparative figures have been reclassified to conform to the current year presentation.
(2)	During 2008, a change in subscriber reporting resulted in a decrease to cable homes passed of approximately 150,000.
(3)
During 2008, a reclassification of certain subscribers had the impact of increasing basic cable net additions by approximately 16,000. In addition, basic cable net subscriber additions for 2008 reflect the impact of the conversion of a large municipal housing authority’s cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.

(4)
Included in total subscribers at December 31, 2008 are approximately 16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital cable households and 2,000 cable telephony subscriber lines, representing 35,000 RGUs, acquired from Aurora Cable on June 12, 2008. These subscribers are not included in net additions for the year ended December 31, 2008.

(5)	As defined. See the sections entitled “key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(6)
During 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for the year ended December 31, 2008.

(7)
Included in total subscribers at December 31, 2007 are approximately 3,000 high-speed Internet subscribers and 21,000 circuit-switched telephony subscriber lines, representing 24,000 RGUs, acquired from Futureway. These subscribers are not included in net additions for the year ended December 31, 2007.

(8)
Included in high-speed Internet subscribers are 10,000 and 14,000 ADSL subscribers at December 31, 2008 and 2007, respectively. In addition, ADSL subscriber losses were 3,000 in the year ended December 31, 2008, while there were 8,000 subscriber additions in the year ended December 31, 2007.

(9)	Includes approximately 60,000 and 42,000 migrations from circuit-switched to cable telephony for the years ended December 31, 2008 and December 31, 2007, respectively.
(10)	Cable RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable telephony lines.

An overall economic slowdown in Ontario has resulted in lower net additions of most of our cable products compared to the previous year, and has most impacted sales of our Internet and Home Phone products.

Core Cable Revenue
Within Cable Operations, the increase in Core Cable revenue for 2008, compared to 2007, reflects further penetration of our digital cable product offerings, including increased HDTV adoption, combined with the year-over-year increase in the number of analog cable customers. Equipment sales revenue increased by $11 million compared to 2007, which is primarily the result of the HD digital box sale (versus rental) campaign that ran during the fourth quarter of 2008. Additionally, the impact of certain price changes introduced in March 2008 and in March 2007 to both our digital and basic cable services contributed to the growth in revenue.

The digital cable subscriber base grew by 15% from December 31, 2007 to December 31, 2008. Digital penetration now represents approximately 67% of basic cable households. Increased demand for HDTV and PVR digital set-top box equipment and digital content generally, combined with multi-product marketing campaigns, which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 197,000 in 2008. HDTV subscribers at Cable were up 37% from December 31, 2007 to December 31, 2008, to 568,000, helped in part by an HD digital box purchase promotion during the fourth quarter.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Internet (Residential) Revenue
The year-over-year increases in Internet revenues for 2008 primarily reflect the 8% increase in the Internet subscriber base combined with certain Internet services price increases made during the previous twelve months and incremental revenue from additional usage charges. The average monthly revenue per Internet subscriber has increased in 2008 compared to 2007 due to various pricing adjustments over the prior year.

With the high-speed Internet base now at approximately 1.6 million, Internet penetration is approximately 45% of the homes passed by our cable networks.

In addition to the economic impacts on sales as discussed above, the lower high-speed Internet net additions also reflect the growing penetration of broadband in Canada.

Rogers Home Phone Revenue
The revenue growth of Rogers Home Phone for 2008 reflects the year-over-year growth in the cable telephony customer base, offset by the ongoing decline of the circuit-switched and long-distance only customer bases. The lower net additions of cable telephony lines versus the previous year reflects the impact of a slowing Ontario economy combined with increased win-back activities by incumbent telecom providers as Rogers’ market share increases.

The base of cable telephony lines grew 28% from December 31, 2007 to December 31, 2008. At December 31, 2008, cable telephony lines represented 36% of basic cable subscribers and 24% of the homes passed by our cable networks.

Cable continues to focus principally on growing its on-net cable telephony line base, and as part of this on-net focus, began to significantly de-emphasize circuit-switched sales earlier in 2008 and intensified its efforts to convert circuit-switched lines that are within the cable territory onto its cable telephony platform. Of the 182,000 net line additions to cable telephony during the year, approximately 60,000 were migrations of lines from our circuit-switched to our cable telephony platform.

The greater number of circuit-switched net line losses during 2008 compared to 2007 reflect Cable’s migrations of lines within the cable areas from the circuit-switched platform onto the cable telephony platform, combined with a significant de-emphasis since early 2008 on the sales and marketing of the lower margin circuit-switched telephony product in markets outside of the cable footprint. Because of the strategic decision to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers shrinks over time.

23	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cable Operations Operating Expenses
The increase in Cable’s operating expenses for 2008 compared to 2007 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, network operations, information technology and credit and collections. Additionally, equipment costs increased over 2007, which is primarily the result of an HD digital box sale (versus rental) campaign. Partially offsetting these increases was a reduction in certain costs associated with Cable’s Internet product resulting from a renegotiated agreement with Yahoo! which became effective January 1, 2008, a year-over-year reduction in selling expenditures resulting from lower volumes of RGU net additions than in the corresponding periods of the prior year and scale efficiencies across various functions.

Cable Operations Adjusted Operating Profit
The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, partially offset by the changes in Cable’s operating expenses. As a result, Cable Operations adjusted operating profit margins increased to 40.7% for 2008, compared to 38.7% in 2007.

Cable Operations’ base of circuit-switched local telephony customers as discussed above, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately 215,000 customers which have not been migrated to our cable network telephony plat-form with Cable Operations’ telephony business, has a dilutive impact on operating profit margins.

ROGERS BUSINESS SOLUTIONS
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2008	2007	% Chg
RBS operating revenue	$526	$571	(8)
Operating expenses before the undernoted
Sales and marketing expenses	26	75	(65)
Operating, general and administrative expenses	441	484	(9)
	467	559	(16)
Adjusted operating profit (1)	59	12	n/m
Stock option plan amendment (2)	-	(2)	n/m
Stock-based compensation recovery (2)	1	-	n/m
Integration and restructuring expenses (3)	(6)	(29)	(79)
Operating profit (loss) (1)	$54	$(19)	n/m
Adjusted operating profit margin (1)	11.2%	2.1%
(1)	As defined. See the sections entitled “key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net and the restructuring of RBS.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands)	2008	2007	% Chg
Local line equivalents (1)
Total local line equivalents (2)	197	237	(40)
Broadband data circuits (3)
Total broadband data circuits (2)(4)	34	35	(1)
(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)
Included in total subscribers at December 31, 2007 are approximately 14,000 local line equivalents and 1,000 broadband data circuits acquired from Futureway. These subscribers are not included in net addi-tions for 2007.

(3)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(4)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for 2008.

RBS Revenue
The decrease in RBS revenues reflects a decline in long-distance and legacy data service businesses, with a shift in focus to increasing the strength of profitable relationships and leveraging revenue opportunities over Cable’s existing network. RBS continues to focus on retaining its existing medium-enterprise and carrier customer base, but in late 2007 it suspended most sales and marketing initiatives related to acquiring new medium and large business customers other than purely on-net opportunities within Cable’s footprint. RBS continues to focus on managing the profitability of its existing customer base and evaluate profitable opportunities within the medium and large enterprise and carrier segments, while Cable Operations focuses on continuing to grow Rogers’ penetration of telephony and Internet services into the small business and home office markets within Cable’s territory. For 2008, RBS long-distance revenue declined $22 million and data revenue declined $18 million.

RBS Operating Expenses
Carrier charges of $300 million, included in operating, general and administrative expenses, decreased by $14 million in 2008, compared to 2007, due to the decrease in revenue and focus on on-net services. Carrier charges represented approximately 57% of revenue in 2008, essentially unchanged from 2007 where carrier charges represented 55% of revenue.

The decrease in other operating, general and administrative expenses, excluding carrier charges, is primarily related to lower technical service and information technology costs compared to 2007. The $49 million reduction in sales and marketing expenses for 2008, compared to the prior year, reflects streamlining initiatives associated with the refocusing of RBS’ business as discussed above.

RBS Adjusted Operating Profit
The changes described above resulted in RBS adjusted operating profit of $59 million for 2008 compared to an adjusted operating profit of $12 million in 2007.

Integration and Restructuring Expenses
During 2008, RBS incurred costs of approximately $2 million related to severances resulting from the targeted restructuring of our employee base to improve our cost structure in light of the declining economic conditions and approximately $4 million in additional costs related to the Call-Net integration and RBS restructuring.

During 2007, most RBS new customer acquisition efforts in the enterprise and larger business segments and outside of Cable’s footprint were suspended, resulting in certain staff reductions and the incurrence of approximately $20 million in severance costs. In addition, consulting and contract termination costs of $4 million related to the restructuring and $5 million of integration expenses related to the acquisition of Call-Net were incurred.

25	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ROGERS RETAIL
Summarized Financial Results

Years ended December 31,
(In millions of dollars)	2008	2007	% Chg
Rogers Retail operating revenue	$417	$393	6
Operating expenses	414	397	4
Adjusted operating profit (loss) (1)	3	(4)	n/m
Stock option plan amendment (2)	-	(5)	n/m
Stock-based compensation recovery (expense) (2)	1	(1)	n/m
Integration and restructuring expenses (3)	(5)	-	n/m
Operating loss (1)	$(1)	$(10)	(90)
Adjusted operating profit (loss) margin (1)	0.7%	(1.0%)
(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions and the closure of certain Rogers Retail stores.

Rogers Retail Revenue
The increases in Rogers Retail revenue in 2008, compared to 2007, were the result of increased sales of wireless products and services, partially offset by the continued decline in video rentals.

Rogers Retail Adjusted Operating Profit (Loss)
Adjusted operating profit at Rogers Retail for 2008, compared to the prior year, reflects the trends noted above.

CABLE ADDITIONS TO PP&E
The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:
•    Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;

•    Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•    Line extensions, which includes network costs to enter new service areas;
•    Upgrades and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre-optic equipment and network electronics; and
•    Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

Years ended December 31,
(In millions of dollars)	2008	2007	% Chg
Additions to PP&E
Customer premise equipment	$284	$304	(7)
Scalable infrastructure	279	167	67
Line extensions	48	57	(16)
Upgrades and rebuild	35	43	(19)
Support capital	183	139	32
Total Cable Operations	829	710	17
RBS	36	83	(57)
Rogers Retail	21	21	-
	$886	$814	9

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The increase in Cable Operations PP&E additions for 2008, compared to 2007, is primarily attributable to a larger subscriber base, increased demand for high-speed Internet access and the deployment of new technologies. This resulted in increased spending on scalable infrastructure related to, amongst other things, network capacity and investment in switched-digital technology, as well as increased support capital. The year-over-year increase in support capital reflects higher investments in IT initiatives. Spending on CPE decreased in 2008, compared to 2007, resulting from lower additions of RGUs compared to 2007.

The reduction in RBS PP&E additions for 2008, compared to 2007, reflects the refocusing of RBS’ business as discussed above.

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

MEDIA

MEDIA’S BUSINESS
Media operates our radio and television broadcasting businesses, our consumer and trade publishing operations, our televised home shopping service and Rogers Sports Entertainment. In addition to Media’s more traditional broadcast and print media platforms, it also delivers content and conducts e-commerce over the Internet.

Media’s broadcasting group (“Broadcasting”) comprises 52 radio stations across Canada; multicultural OMNI television stations; the five station Citytv television network; specialty sports television services including regional sports service Rogers Sportsnet and Setanta Sports Canada; specialty services including OLN, The Biography Channel Canada and G4TechTV Canada; and Canada’s only nationally televised shopping service (“The Shopping Channel”). Media also holds 50% ownership in Dome Productions, a mobile production and distribution joint venture that is a leader in HDTV production in Canada.

In addition to its organic growth, Media expanded its broadcasting business in 2008 through the following initiatives: the acquisition of the remaining two-thirds of the shares of OLN that it did not already own, the acquisition of Vancouver multicultural television station channel m, the pending purchase of CFDR-AM Halifax (which has received CRTC approval to convert to FM) and the launch of two OMNI stations in Alberta.

Media’s publishing group (“Publishing”) publishes more than 70 consumer magazines and trade and professional publications and directories in Canada.

Media’s sports entertainment group (“Sports Entertainment”) owns the Blue Jays and Rogers Centre.

MEDIA’S STRATEGY
Media seeks to maximize revenues, operating profit and return on invested capital across each of its businesses. Media’s strategies to achieve this objective include:
•    Continuing to leverage its strong media brand names and content over its multiple media platforms and in association with the “Rogers” brand;
•    Focusing on specialized content and audience development through its broadcast, publication and sports properties, as well as its growing portfolio of specialty channel investments;
•    Investing in technology and content to support audience migration to the web, wireless and other mobile platforms; and
•    Enhancing the Sports Entertainment fan experience by adding talented players to improve the Blue Jays win-loss record and by investing in upgrades to the Rogers Centre.

RECENT MEDIA INDUSTRY TRENDS
Increased Fragmentation of Radio and TV Markets
In recent years, Canadian radio and television broadcasters have had to operate in increasingly fragmented markets. Canadian consumers have a growing number of radio and television services available to them, providing them with an increasing number of different programming formats. In the radio industry, since the introduction of its Commercial Radio Policy in 1998, the CRTC has licenced numerous new radio stations through competitive processes in most markets across Canada. In that time, the CRTC has also licenced a large number of additional new FM stations through AM to FM station conversions. In 2005, the CRTC licenced two satellite radio providers, both of which are affiliated with U.S. satellite operators and both of which began offering service in Canada. In the television industry since 2000, the CRTC has licenced a small number of new, over-the-air stations and a significant number of new digital television services. The new services, additional licences and the new formats combine to fragment the market for existing radio and television operators.

Consolidation of Industry Competitors
Ownership of Canadian radio and TV stations has consolidated through the acquisitions by CTVglobemedia of CHUM Limited, by Canwest Global Communications Corp. of Alliance Atlantis Communications Inc., and by Astral Media Inc. of Standard Radio Inc. This results in the Canadian industry being left with fewer owners but larger competitors in the media marketplace.

MEDIA OPERATING AND FINANCIAL RESULTS
Media’s revenues primarily consist of:
•    Advertising revenues;
•    Circulation revenues;
•    Subscription revenues;
•    Retail product sales; and
•    Sales of tickets, receipts of league revenue sharing and concession sales associated with Rogers Sports Entertainment.

27	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Media’s operating expenses consist of:
•    Cost of sales, which is primarily comprised of the cost of retail products sold by The Shopping Channel;
•    Sales and marketing expenses; and
•    Operating, general and administrative expenses, which include programming costs, production expenses, circulation expenses, player salaries and other back-office support functions.

Summarized Media Financial Results
The operating results of channel m and OLN, which were acquired in 2008, are included in Media’s results of operations from the dates of acquisition on April 30, 2008 and July 31, 2008, respectively. The operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.

Years ended December 31,
(In millions of dollars, except margin)	2008	2007	% Chg
Operating revenue	$1,496	$1,317	14
Operating expenses before the undernoted	1,354	1,141	19
Adjusted operating profit (1)	142	176	(19)
Stock option plan amendment (2)	-	(84)	n/m
Stock-based compensation recovery (expense) (2)	17	(10)	n/m
Integration and restructuring expenses (4)	(11)	-	n/m
Adjustment for CRTC Part II fees decision (3)	(6)	-	n/m
Operating profit (1)	$142	$82	73
Adjusted operating profit margin (1)	9.5%	13.4%
Additions to property, plant and equipment (1)	$81	$77	5
(1)	As defined. See the section entitled “key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.
(4)	Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.

Media Operating Revenue
The increase in Media revenue in 2008, compared to 2007, primarily reflects the acquisition of Citytv. This acquisition closed on October 31, 2007 and contributed $152 million and $28 million to revenue in 2008 and 2007, respectively. Excluding the impact of the Citytv acquisition, Media’s revenue for 2008 would have increased 4% versus the prior year. Also contributing to revenue growth at Media was the Buffalo Bills NFL Toronto series and organic growth at Sportsnet. Radio’s revenue was relatively unchanged from prior year, while there were modest revenue declines at Publishing driven by advertising softness and The Shopping Channel given the challenging retail environment.

Media Operating Expenses
The increase in Media operating expenses for 2008, compared to 2007, primarily reflects the $153 million of Citytv operating costs that exceeded the Citytv operating costs of $31 million in 2007. The acquisition of Citytv closed on October 31, 2007, and as a result only two months of operating costs were included in 2007 related to this acquisition. In addition in 2008, Media incurred a $9 million charge for terminating a concession agreement at Rogers Centre, bought out certain player and coaching contracts, increased programming costs at Sportsnet, and incurred expenses related to the above noted NFL series held at Rogers Centre. These increases were partially offset by cost savings across various functions.

Media Adjusted Operating Profit
The decrease in Media’s adjusted operating profit for 2008, compared to 2007, primarily reflects revenue and expense changes discussed above and overall is reflective of the challenging economic conditions and the resultant declines in advertising and retail sales activity.

The challenging economic conditions have resulted in a weakening of industry expectations in the conventional television business. As a result of the challenging conditions and declines in advertising revenues, we recorded a non-cash impairment charge of $294 million. Refer to the section entitled “Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets” for more details on the impairment charges recognized.

Media Additions to PP&E
The majority of Media’s PP&E additions in 2008 reflect the construction of a new television production facility for the combined Ontario operations of Citytv and OMNI, and are relatively the same as the year ended December 31, 2007.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recent Media Developments
Media announced that the CRTC had approved its application for a 24-hour news television channel to serve the City of Toronto and the Greater Toronto Area. The channel will reflect Citytv’s unique brand of news delivery, will be complemented by content from Rogers’ ethnically diverse OMNI stations and will also feature news items contributed from other Rogers Media properties including The Fan 590, 680News, Sportsnet, Publishing and the Blue Jays.

OMNI was honoured by the Canadian Association of Broadcasters (“CAB”) with Gold Ribbon Awards in two categories, including Diversity in News and Information Programming, and in Magazine Programming. These awards reaffirm OMNI’s excellence in delivering independent and third language programming to Canada’s multilingual and multicultural communities.

3.    CONSOLIDATED LIQUIDITY AND FINANCING

LIQUIDITY AND CAPITAL RESOURCES
Operations
For 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $3,522 million from $3,135 million in 2007. The $387 million increase is primarily the result of a $357 million increase in adjusted operating profit.

Taking into account the changes in non-cash working capital items for 2008, cash generated from operations was $3,307 million, compared to $2,825 million in 2007. The cash generated from operations of $3,307 million, together with the following items, resulted in total net funds of approximately $5,105 million generated or raised in 2008:
•    receipt of $1,794 million aggregate gross proceeds from the issuance of US$1.75 billion of public debt;
•    receipt of $3 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options;
•    receipt of $1 million in net proceeds from the settlement at  maturity of certain Cross-Currency Swaps and related forward contracts.

Net funds used during 2008 totalled approximately $5,063 million, the details of which include the following:

•    additions to PP&E of $1,981 million, net of $40 million of related changes in non-cash working capital;
•    payment of the spectrum auction purchase price and associated costs aggregating $1,008 million;
•    net repayments under our bank credit facility aggregating $655 million;
•    the payment of quarterly dividends aggregating $559 million on our Class A Voting and Class B Non-Voting shares;
•    the payment of $375 million on the termination and re-couponing of three existing Cross-Currency Swaps aggregating US$575 million notional principal amount;
•    the purchase for cancellation of 4,077,400 Class B Non-Voting shares for an aggregate purchase price of $136.7 million;

•    additions to program rights and CRTC commitments aggregating $150 million; and
•    acquisitions and other net investments aggregating $198 million, including the acquisition of Aurora Cable, the two-thirds of OLN not previously owned, channel m and CIKZ-FM Kitchener.

Taking into account the cash deficiency of $61 million at the beginning of the year and the cash sources and uses described above, the cash deficiency at December 31, 2008 was $19 million.

Financing
Our long-term debt instruments are described in Note 14 and Note 15 to the 2008 Audited Consolidated Financial Statements. During 2008, the following financing activities took place.

On August 6, 2008 RCI issued US$1.75 billion aggregate principal amount of public debt securities, comprised of US$1.4 billion of 6.80% Senior Notes due 2018 (the “2018 Notes”) and US$350 million of 7.50% Senior Notes due 2038 (the “2038 Notes”). The 2018 Notes were issued at a discount of 99.854% to yield 6.82% and the 2038 Notes were priced at a discount of 99.653% to yield 7.529%. RCI received aggregate net proceeds of US$1,735 million (Cdn$1,778 million) from the issuance of the 2018 Notes and the 2038 Notes after deducting the respective issue discounts and underwriting commissions. The 2018 Notes and the 2038 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and Rogers Cable Communications Inc. and rank pari passu with all of RCI’s other senior unsecured and unsubordinated notes and debentures and bank credit facility.

Effective August 6, 2008, RCI entered into an aggregate US$1.75 billion notional principal amount of Cross-Currency Swaps. An aggregate US$1.4 billion notional principal amount of these Cross-Currency Swaps hedge the principal and interest obligations for the 2018 Notes through to maturity in 2018 while the remaining US$350 million aggregate notional principal amount of Cross-Currency Swaps hedge the principal and interest on the 2038 Notes for ten years to August 2018. These Cross-Currency Swaps have the effect of: (a) converting the US$1.4 billion aggregate principal amount of 2018 Notes from a fixed coupon rate of 6.80% into Cdn$1,435 million at a weighted average fixed interest rate of 6.80%; and (b) converting

29	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the US$350 million aggregate principal amount of 2038 Notes from a fixed coupon rate of 7.50% into Cdn$359 million at a weighted average fixed interest rate of 7.53%. The Cross-Currency Swaps hedging the 2018 Notes have been designated as hedges against the designated U.S. dollar-denominated debt for accounting purposes, while the Cross-Currency Swaps hedging the 2038 Notes have not been designated as hedges for accounting purposes.

Also effective on August 6, 2008, RCI re-couponed three of the existing Cross-Currency Swaps by terminating the original Cross-Currency Swaps aggregating US$575 million notional principal amount and, simultaneously, entering into three new Cross-Currency Swaps aggregating US$575 million notional principal amount at then current market rates. In each case, only the fixed foreign exchange rate and the Canadian dollar fixed interest rate were changed and all other terms for the new Cross-Currency Swaps are identical to the respective terminated Cross-Currency Swaps they are replacing. The termination of the three original Cross-Currency Swaps resulted in RCI paying US$360 million (Cdn$375 million) for the aggregate out-of-the-money fair value for the terminated Cross-Currency Swaps on the date of termination, thereby reducing by an equal amount, the fair value of the derivative instruments liability on that date. The three new Cross-Currency Swaps have the effect of converting US$575 million aggregate notional principal amount of U.S. dollar-denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into Cdn$589 million ($1.025 exchange rate) at a weighted average Canadian dollar fixed interest rate of 6.88%. In comparison, the original Cross-Currency Swaps had the effect of converting US$575 million aggregate notional principal amount of U.S. dollar-denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into Cdn$815 million ($1.4177 exchange rate) at a weighted average Canadian dollar fixed interest rate of 7.89%. Each of the three new Cross-Currency Swaps has been designated as a hedge against the designated U.S. dollar-denominated debt for accounting purposes.

On December 15, 2008, two of our Cross-Currency Swaps matured on their scheduled maturity date and, as a result, we received US$400 million and paid $475 million aggregate notional principal amounts on the settlement at maturity. Also on December 15, 2008, we settled a forward foreign exchange contract to sell an aggregate US$400 million in exchange for $476 million. As a result of the maturity of these Cross-Currency Swaps, our US$400 million 8.00% Senior Subordinated Notes due 2012 are no longer hedged.

In addition, during 2008, an aggregate $655 million net repayment was made under our bank credit facility. As of December 31, 2008, we had an aggregate $585 million of bank debt drawn under our $2.4 billion bank credit facility that matures in July 2013, leaving approximately $1.8 billion available to be drawn. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in May 2011.

Shelf Prospectuses
In order to maintain financial flexibility, in November 2007 RCI filed shelf prospectuses with securities regulators to qualify debt securities of RCI for sale in Canada and/or in the United States. In August 2008, US$1.75 billion aggregate principal amount of debt securities was issued in the United States pursuant to the U.S. dollar shelf prospectus. In October 2008, an amendment was filed to permit additional securities to be issued in the United States pursuant to the U.S. dollar shelf prospectus so that the limit available for securities to be issued in Canada and the United States pursuant to the shelf prospectuses was essentially restored to the range of the original shelf prospectus filings. The notice set forth in this paragraph does not constitute an offer of any securities for sale.

Normal Course Issuer Bid

In January 2008, RCI filed a normal course issuer bid (“NCIB”) which authorizes us to repurchase up to the lesser of 15,000,000 of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million for a period of one year. On May 21, 2008, RCI repurchased for cancellation 1,000,000 of its outstanding Class B Non-Voting shares pursuant to a private agreement between RCI and an arm’s length third party seller for an aggregate purchase price of $39.9 million and, on August 1, 2008, RCI repurchased for cancellation 3,000,000 of its outstanding Class B Non-Voting shares pursuant to a private agreement between RCI and an arm’s-length third party seller for an aggregate purchase price of $93.9 million. Each of these purchases was made under an issuer bid exemption order issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB. In addition, in August and September 2008, RCI purchased an aggregate 77,400 of its outstanding Class B Non-Voting shares directly under the NCIB for an aggregate purchase price of $2.9 million. The NCIB expired on January 13, 2009. On February 18, 2009, RCI announced that it had filed a notice of intention to renew its prior NCIB for a further one-year period commencing February 20, 2009 and ending February 19, 2010. The number of Class B Non-Voting shares to be purchased under the renewed NCIB, if any, and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

Wireless Spectrum Auction Letters of Credit and Payment for Auctioned Spectrum
In order to participate in the auction of wireless spectrum licences which commenced May 27, 2008, we arranged for the issuance of standby letters of credit aggregating $534 million pursuant to the terms and conditions of the auction. These letters of credit were cancelled on September 3, 2008 upon payment in full for the spectrum licences in the recent auction. See the section entitled “Spectrum Auction Conclusion” in the Wireless segment review for further discussion.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Additional Revolving Credit Facility
In order to ensure that we had sufficient liquidity after taking into account the payment for the wireless spectrum auction, in July 2008, RCI entered into a credit agreement with Canadian financial institutions for an unsecured revolving credit facility of up to $500 million available until maturity 364 days following the closing date. No funds were drawn under this credit facility and RCI terminated the credit facility in August 2008 subsequent to the closing of our US$1.75 billion public debt issue.

Covenant Compliance
We are currently in compliance with all of the covenants under our debt instruments, and we expect to remain in compliance with all of these covenants during 2009. At December 31, 2008, there are no financial leverage covenants in effect other than those pursuant to our bank credit facility (see Note 14(c)(i) to the 2008 Audited Consolidated Financial Statements). Based on our most restrictive leverage covenants, we could have incurred $14.7 billion of additional long-term debt at December 31, 2008, including the $1.8 billion undrawn portion of our existing $2.4 billion bank credit facility.

2009 Cash Requirements
On a consolidated basis, we anticipate that we will generate a net cash surplus in 2009 from cash generated from operations. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2009, including the funding of dividends on our Class A Voting and Class B Non-Voting shares, taking into account cash from operations and the amount available under our $2.4 billion bank credit facility. At December 31, 2008, there were no restrictions on the flow of funds between subsidiary companies nor between RCI and any of its subsidiaries.

In the event that we require additional funding, we believe that any such funding requirements may be satisfied by issuing additional debt financing, which may include the restructuring of our existing bank credit facility or issuing public or private debt or issuing equity, all depending on market conditions. In addition, we may refinance a portion of existing debt subject to market conditions and other factors. There is no assurance that this will or can be done.

Required Principal Repayments
At December 31, 2008, the required repayments on all long-term debt in the next five years totals $3,744 million, comprised of $1 million of capital leases due in 2009, $1,235 million principal repayments due in 2011, $1,494 million principal repayments due in 2012 and $1,014 million due in 2013. The required principal repayments due in 2011 consist of $600 million (US$490 million) 9.625% Senior Notes and $460 million 7.625% Senior Notes and $175 million 7.25% Senior Notes. The required principal repayments due in 2012 consist of $575 million (US$470 million) 7.25% Senior Notes, $490 million (US$400 million) 8.00% Subordinated Notes and $429 million (US$350 million) 7.875% Senior Notes. The required repayment due in 2013 is the $429 million (US$350 million) 6.25% Senior Notes, as well as the maturity of the bank credit facility.

Credit Ratings Upgrades
In June 2008, Fitch Ratings upgraded each of the following: the issuer default rating for RCI to BBB (from BBB-); the rating for RCI’s senior unsecured debt to BBB (from BBB-); and the rating for RCI’s senior subordinated debt to BBB-(from BB+). All of these ratings have a stable outlook (from positive prior to this upgrade). In July

2008, Fitch assigned its BBB rating to each of the 2018 Notes and the 2038 Notes.

In June 2008, Moody’s Investors Service revised RCI’s ratings outlook to positive (from stable) while affirming its Baa3 rating on RCI’s senior unsecured debt and Ba1 on RCI’s senior subordinated debt. In July 2008, Moody’s assigned its Baa3 rating to each of the 2018 Notes and the 2038 Notes and affirmed each of the ratings and positive outlook noted above.

In June 2008, Standard & Poor’s Ratings Services revised RCI’s ratings outlook to positive (from stable) while affirming its BBB- corporate credit rating, BBB-rating on RCI’s senior unsecured debt and BB+ on RCI’s senior subordinated debt. In July 2008 Standard & Poor’s assigned its BBB-rating to each of the 2018 Notes and the 2038 Notes and affirmed each of the ratings noted above.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time, or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant. The ratings on RCI’s senior debt of BBB-from Standard & Poor’s and Fitch and of Baa3 from Moody’s represent the minimum investment grade ratings.

Deficiency of Pension Plan Assets Over Accrued Obligations
As disclosed in Note 17 to our 2008 Audited Consolidated Financial Statements, our pension plans had a deficiency of plan assets over accrued obligations of $66 million and $83 million at December 31, 2008, and December 31, 2007, respectively, related to funded plans, and a deficiency of $27 million and $24 million at December 31, 2008 and December 31, 2007, respectively, related to unfunded plans. Our pension plans had a deficiency on a solvency basis at December 31, 2007, and is anticipated to have a deficiency on a solvency basis at December 31, 2008. Consequently, in addition to our regular contributions, we are making certain minimum monthly special payments to eliminate the solvency deficiency. In 2008, the special payment totalled approximately $19 million. Our total estimated annual funding requirements, which include both our regular contributions and these special payments, are expected to increase from $38 million in 2008 to $64 million in 2009, subject to annual adjustments thereafter, due to various market factors and the assumption that staffing levels at the Company will remain relatively stable year-

31	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

over-year. We are contributing to the plans on this basis. As further discussed in the section of this MD&A entitled “Critical Accounting Estimates”, changes in factors such as the discount rate, the rate of compensation increase and the expected return on plan assets can impact the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future.

INTEREST RATE AND FOREIGN EXCHANGE MANAGEMENT
Economic Hedge Analysis
For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Cross-Currency Swaps, whether or not they qualify as hedges for accounting purposes, since all such Cross-Currency Swaps are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Cross-Currency Swaps regardless of qualifications for accounting purposes as a hedge.

As discussed above, effective August 6, 2008 RCI entered into an aggregate US$1.75 billion notional principal amount of Cross-Currency Swaps. An aggregate US$1.4 billion notional principal amount of these Cross-Currency Swaps hedge the principal and interest obligations for the 2018 Notes through to maturity in 2018 while the remaining US$350 million aggregate notional principal amount of Cross-Currency Swaps hedge the principal and interest on the 2038 Notes for ten years to August 2018. The Cross-Currency Swaps hedging the 2018 Notes have been designated as hedges against the designated U.S. dollar-denominated debt for accounting purposes, while the Cross-Currency Swaps hedging the 2038 Notes have not been designated as hedges for accounting purposes.

Also effective on August 6, 2008 and as discussed above, RCI re-couponed three of our existing Cross-Currency Swaps by terminating the original Cross-Currency Swaps aggregating US$575 million notional principal amount and, simultaneously, entering into three new Cross-Currency Swaps aggregating US$575 million notional principal amount at then current market rates. In each case, only the fixed foreign exchange rate and the Cdn$ fixed interest rate were changed and all other terms for the new Cross-Currency Swaps are identical to the respective terminated Cross-Currency Swaps they are replacing. The termination of the three original Cross-Currency Swaps resulted in us paying US$360 million (Cdn$375 million) for the aggregate out-of-the-money fair value for the terminated Cross-Currency Swaps on the date of termination, thereby reducing by an equal amount, the fair value of the Cross-Currency Swaps liability on that date. Each of the three new Cross-Currency Swaps has been designated as a hedge against the designated U.S. dollar-denominated debt for accounting purposes.

On December 15, 2008, two of our Cross-Currency Swaps matured on their scheduled maturity date and, as a result, we received US$400 million and paid $475 million aggregate notional principal amounts on the settlement at maturity. Also on December 15, 2008, we settled a forward foreign exchange contract to sell an aggregate US$400 million in exchange for $476 million. As a result of the maturity of these Cross-Currency Swaps, our US$400 million 8.00% Senior Subordinated Notes due 2012 are no longer hedged.

As a result of the activity described above, on December 31, 2008, 93% of our U.S. dollar-denominated debt was hedged on an economic basis while 87% of our U.S. dollar-denominated debt was hedged on an accounting basis. That is, as stated above, the US$350 million aggregate notional principal amount of Cross-Currency Swaps hedging the 2038 Notes do not qualify as hedges for accounting purposes and our US$400 million 8.00% Senior Subordinated Notes due 2012 are no longer hedged.

Consolidated Hedged Position

(In millions of dollars, except percentages)	December 31, 2008			December 31, 2007
U.S. dollar-denominated long-term debt	US	$5,940		US	$4,190
Hedged with cross-currency interest rate exchange agreements	US	$5,540		US	$4,190
Hedged exchange rate		1.2043			1.3313
Percent hedged		93.3	% (1)		100.0%
Amount of long-term debt (2) at fixed rates:
Total long-term debt	Cdn	$8,383		Cdn	$7,454
Total long-term debt at fixed rates	Cdn	$7,798		Cdn	$6,214
Percent of long-term debt fixed		93.0%			83.4%
Weighted average interest rate on long-term debt		7.29%			7.53%
(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on December 31, 2008, RCI accounted for 93% of its Cross-Currency Swaps as hedges against designated U.S. dollar-denominated debt. As a result, 87% of our U.S. dollar-denominated debt is hedged for accounting purposes versus 93% on an economic basis.

(2)	Long-term debt includes the effect of the Cross-Currency Swaps.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fair Market Value Asset and Liability for Cross-Currency Swaps
In accordance with Canadian GAAP, we have recorded our Cross-Currency Swaps at an estimated credit-adjusted mark-to-market valuation which was determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit default swap spread (“CDS Spread”) for the relevant term and counterparty for each Cross-Currency Swap. In the case of Cross-Currency Swaps accounted for as assets by Rogers (i.e. - those Cross-Currency Swaps for which the counterparties owe Rogers), the CDS Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Cross-Currency Swaps accounted for as liabilities (i.e. - those Cross-Currency Swaps for which Rogers owes the counterparties), Rogers’ CDS Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Cross-Currency Swaps are subject to changes in credit spreads of Rogers and its counterparties. In 2007, we recorded our Cross-Currency Swaps at the estimated risk-free fair value.

The effect of estimating the credit-adjusted fair value of Cross-Currency Swaps at December 31, 2008 is illustrated in the table below. As at December 31, 2008, the net liability of Rogers’ Cross-Currency Swap portfolio increased by $10 million to $154 million versus the net liability calculated on an unadjusted mark-to-market basis. The increase in the net liability is a result of the estimated fair value of the Cross-Currency Swaps accounted for as assets decreasing by $65 million while the estimated fair value of the Cross-Currency Swaps accounted for as liabilities decreased by $55 million.

	Swaps	Swaps
	accounted	accounted	Net liability
	for as	for as	position
(In millions of dollars)	assets (A)	liabilities (B)	(A	+B)
Mark-to-market value - risk free analysis	$572	$(716)	$(144)
Mark-to-market value - credit-adjusted estimate (carrying value)	$507	$(661)	$(154)
Difference	$(65)	$55	$(10)

Of the $10 million impact, $7 million was recorded in the consolidated statement of income related to Cross-Currency Swaps not accounted for as hedges and $3 million related to hedges was recorded in other comprehensive income.

OUTSTANDING COMMON SHARE DATA
Set forth below is our outstanding common share data as at December 31, 2008. For additional information, refer to Note 18 to our 2008 Audited Consolidated Financial Statements.

December 31, 2008
Common Shares Outstanding (1)
Class A Voting	112,462,014
Class B Non-Voting	523,429,539
Options to purchase Class B Non-Voting shares
Outstanding options	13,841,620
Outstanding options exercisable	9,228,740
(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

DIVIDENDS AND OTHER PAYMENTS ON RCI EQUITY SECURITIES
Our dividend policy is reviewed periodically by the RCI Board of Directors (“the Board”). The declaration and payment of dividends are at the sole discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us, some of which are referred to below, and other factors that the Board may, from time-to-time, consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances and debt to pay dividends to our shareholders. The ability of our subsidiaries to pay such amounts to us is subject to the various risks as outlined in this MD&A. All dividend amounts have been restated to reflect a two-for-one split of our Class B Non-Voting and Class A Voting shares in December 2006.

In February 2009, the Board adopted a dividend policy which increased the annual dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

In addition, on February 17, 2009, the Board declared a quarterly dividend totalling $0.29 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares, such dividend to be paid on April 1, 2009, to shareholders of record on March 6, 2009, and is the first quarterly dividend to reflect the newly increased $1.16 per share annual dividend level.

33	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During 2008, the Board declared dividends aggregating $1.00 per share on each of the outstanding Class B Non-Voting shares and Class A Voting shares, $0.25 per share of which were paid on January 2, 2009 to shareholders of record on November 25, 2008, $0.25 per share of which were paid on October 1, 2008, to shareholders of record on September 3, 2008, $0.25 per share of which were paid on July 2, 2008, to shareholders of record on May 13, 2008, and $0.25 of which were paid on April 1, 2008, to shareholders of record on March 6, 2008.

In January 2008, the Board approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend.

During 2007, the Board declared dividends aggregating $0.4150 per share on each of the outstanding Class B Non-Voting shares and Class A Voting shares, $0.125 per share of which were paid on January 2, 2008 to shareholders of record on December 12, 2007, $0.125 per share of which were paid on October 1, 2007, to shareholders of record on September 13, 2007, $0.125 per share of which were paid on July 3, 2007, to shareholders of record on June 14, 2007, and $0.04 of which were paid on April 2, 2007, to shareholders of record on March 15, 2007.

In May 2007, the Board approved an increase in the annual dividend from $0.16 to $0.50 per share effective with the next quarterly dividend.

During 2006, the Board declared dividends aggregating $0.0775 per share on each of the outstanding Class B Non-Voting shares and Class A Voting shares, $0.0375 of which were paid on July 4, 2006 to shareholders of record on June 14, 2006, and $0.04 of which were paid on January 2, 2007, to shareholders of record on December 20, 2006.

In October 2006, our Board declared a 113% increase to the dividend paid for each of the outstanding Class B Non-Voting shares and Class A Voting shares. Accordingly, the annual dividend per share increased from $0.075 per share to $0.16 per share, on a post-split basis. In addition, the Board modified our dividend distribution policy to make dividend distributions on a quarterly basis instead of semi-annually. The first such distribution was made on January 2, 2007, to shareholders of record on December 20, 2006.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS
Contractual Obligations
Our material obligations under firm contractual arrangements are summarized below at December 31, 2008. See also Notes 14, 15 and 23 to the 2008 Audited Consolidated Financial Statements.

Material Obligations Under Firm Contractual Arrangements

	Less Than			After
(In millions of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total
Long-term debt (1)	-	1,235	2,508	4,751	8,494
Derivative instruments (2)	-	168	137	(414)	(109)
Capital leases and other	1	-	-	-	1
Operating leases	159	242	149	89	639
Player contracts	97	155	87	54	393
Purchase obligations (3)	465	555	189	64	1,273
Pension obligation (4)	64	-	-	-	64
Other long-term liabilities	4	81	43	56	184
Total	790	2,436	3,113	4,600	10,939
(1)	Amounts reflect principal obligations due at maturity.
(2)	Amounts reflect net disbursements only, upon maturity.
(3)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent.

(4)
Represents expected contributions to our pension plans in 2009. Contributions for the year ended December 31, 2010 and beyond cannot be reasonably estimated as they will depend on future economic conditions and may be impacted by future government legislation.

OFF-BALANCE SHEET ARRANGEMENTS
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 15(e)(ii) to the 2008 Audited Consolidated Financial Statements.

Derivative Instruments
As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases
We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole. Refer to “Contractual Obligations” above and Note 23 to the 2008 Audited Consolidated Financial Statements.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

4.    OPERATING ENVIRONMENT

Additional discussion of regulatory matters and recent developments specific to the Wireless, Cable and Media segments follows.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS
Substantially all of our business activities, except for Cable’s Rogers Retail segment and the non-broadcasting operations of Media, are subject to regulation by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”), the CRTC under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.

Canadian Radio-television and Telecommunications Commission
Canadian broadcasting operations, including our cable television systems, radio and television stations, and specialty services are licenced (or operated pursuant to an exemption order) and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, which includes the regulation of Wireless’ mobile voice and data operations and Cable’s Internet and telephone services. Under the Telecommunications Act, the CRTC has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services. All of our Cable and telecommunications retail services have been deregulated and are not subject to price regulation. However, regulations can and do affect the terms and conditions under which we offer these services. Accordingly, any change in policy, regulations or interpretations could have a material adverse effect on Cable’s operations and financial condition and operating results.

Copyright Board of Canada
The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Industry Canada
The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

Restrictions on Non-Canadian Ownership and Control
Non-Canadians are permitted to own and control directly or indirectly up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licencee-company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. The CRTC has the jurisdiction to determine as a question of fact whether a given licencee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules apply to Canadian carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. The same restrictions are contained in the Radiocommunication Act and associated regulations.

In July 2007, the federal government appointed the Competition Policy Review Panel. Among other things, this panel examined foreign ownership rules in Canada’s communications sector and in June 2008 issued its report. While this panel and its report have no force of law, the report recommended that non-Canadians be permitted to start new telecommunications carriers in Canada and to purchase existing carriers which have less than 10 percent of the Canadian telecommunications market. The report further recommends that after five years, following a review of broadcasting and cultural policies including foreign investment, telecommunications and broadcasting foreign ownership restrictions should be liberalized in a manner that is competitively neutral for telecommunications and broadcasting companies. There is no certainty of implementation. Similar recommendations have been made as a result of previous studies over the past several years which did not result in any changes by government.

Policy Direction to the CRTC on Telecommunications
In December 2006, the Minister of Industry issued a Policy Direction on Telecommunications to the CRTC under the Telecommunications Act. The Direction instructs the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

35	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Proposed Legislation
Bill C-555, An Act to Provide Clarity and Fairness in the Provision of Telecommunications Services in Canada, received a first reading in the House of Commons. Due to the federal election held on October 14, 2008, this Bill did not proceed. Bill C-555 was a private members bill and not government legislation. If passed, the bill would have required the Minister of Industry to amend the licence conditions of PCS and cellular spectrum licences to prohibit carriers from charging additional fees or charges that are not part of the subscriber’s monthly fee or monthly rate plan. The bill would have also required the CRTC to inquire into, and make a report on, a wide range of issues including billing, cell phone locking, information regarding network speeds and limitations, network management practices and the Commissioner for Complaints for Telecommunications Services.

The Office de la Protection du Consommateur in Quebec is proposing to introduce amendments to the Quebec Consumer Protection Act that would affect sequential performance contracts provided remotely, including wireless, wireline and Internet service contracts. These amendments would limit the term of such contracts to two years, impose a limit on the early cancellation fees that can be charged to customers, prohibit the setting of an expiry date on prepaid phone cards, regulate the content and the form of such contracts as well as the termination and renewal rights of the consumers. The amendments also propose to institute a right of action for consumer protection associations to apply for discontinuance of practices or contractual clauses that contravene the Quebec Consumer Protection Act.

The Conservative government of Canada has stated it will strengthen the Commissioner for Complaints for Telecommunications Services, introduce a Wireless Code of Conduct, prohibit charges for unsolicited incoming SMS messages and give the CRTC power to block unfair charges. Rogers does not currently charge for incoming SMS messages.

WIRELESS REGULATION AND REGULATORY DEVELOPMENTS
Advanced Wireless Services (“AWS”) Auction, Roaming and Tower/Site Policy
In November 2007, Industry Canada released its policy framework for the AWS auction in a document entitled Policy Framework for the Auction for Spectrum Licences for Advanced Wireless Services and other Spectrum in the 2 GHz Range. Of the 90 MHz of available AWS spectrum, 40 MHz were set aside for new entrants.

The policy further prescribed that all carriers are allowed to roam on the networks of other carriers outside of their licenced territories. New entrants are able to roam on the networks of incumbent carriers for five years within their licenced territories and for 10 years nationally. National new entrant licencees will be entitled to five years of roaming and a further five years if they comply with specified rollout requirements. Roaming privileges enable new entrants to potentially enter the market on a broader geographic scale more quickly.

New entrants are defined as carriers with less than 10% of Canada’s wireless revenue. Roaming is to be provided at commercial rates.

In the event that the parties cannot agree, the rates and other terms will be settled by an arbitrator. Industry Canada expects that roaming will be offered at commercial rates that are reasonably comparable to rates that are currently charged to others for similar services. Industry Canada also mandated antenna tower and site sharing for all holders of spectrum licences, radio licences and broadcasting certificates. All of these entities must share towers and antenna sites where technically feasible at commercial rates. Where parties cannot agree on terms, the terms will be set by arbitration. It is expected that site-sharing arrangements would be offered at commercial rates that are reasonably comparable to rates currently charged to others for similar access.

In February 2008, Industry Canada issued Responses to Questions for Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed in February 2008 by revised conditions of licence which imposed those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer with a service, or level of service, which the roamer’s network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks.

The Auction commenced on May 27, 2008 and concluded on July 21, 2008. Rogers was the only party to successfully obtain 20 MHz of AWS spectrum nationally and received its licences on December 22, 2008. Several other provisional winners also received their licences at same time. Many new entrants are still waiting for their licences, pending approval of their Canadian ownership and control review.

Tower Policy
In June 2007, Industry Canada released its new Tower Policy (CPC-2-0-03 - Radiocommunication and Broadcasting Antenna Systems). The policy will require wireless carriers and broadcasters to engage in more local and public consultation prior to erecting or significantly modifying antenna structures. The new policy could make it more difficult for Wireless and Rogers Broadcasting to erect towers required for their businesses. The new policy became effective January 1, 2008.

Inukshuk
In March 2006, Industry Canada approved the transfer of Wireless’ Inukshuk licence to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which, in Canada, includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that Wireless or any other incumbent licencee would be allowed to

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	36

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

purchase the spectrum at an auction. See discussion below entitled “We Are and Will Continue to Be Involved in Litigation”.

In SAB-002-06 Consultation on Implementation Matters Related to the Band Plan and the Mobile Service for the Band 2500 - 2690 MHz, Industry Canada announced a consultation process on
2.5 GHz spectrum. This process is to include a discussion of the implementation matters associated with harmonizing with the U.S. band plan. The process will also examine issues related to setting a firm transition date to allow for nation-wide implementation of the band plan and the mobile service.

Wireless Enhanced E911 Service
In February 2009, the CRTC released Telecom Regulatory Policy CRTC 2009-40 issuing a directive to the wireless industry to complete the deployment of wireless Phase II enhanced E9-1-1 service in Canada by February 2010. Phase II allows wireless carriers to send more accurate location information with each 9-1-1 call. We are currently testing, developing and rolling out the required geo-location technology in our network. We expect to be able to meet the CRTC deadline. Wireless service providers must inform their customers of the availability, characteristics and limitations of their enhanced 911 services before they are implemented, and reiterate them on an annual basis thereafter.

CABLE REGULATION AND REGULATORY DEVELOPMENTS
Part II Fees
The CRTC collects two different types of fees from broadcast licencees which are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful. On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. On October 15, 2007, the CRTC sent a letter to all broadcast licencees stating that the CRTC would not collect Part II fees due in November, 2007. As a result, in the third quarter of 2007, the Company reversed its accrual of $18 million related to Part II fees from September 1, 2006 to June 30, 2007. Both the Crown and the applicants appealed this case to the Federal Court of Appeal. On April 28, 2008, the Federal Court of Appeal overturned the Federal Court and ruled that Part II fees are valid regulatory charges. As a result, during the second quarter of 2008, Cable and Media recorded charges of approximately $30 million and $7 million, respectively, for CRTC Part II fees covering the period September 1, 2006 to March 31, 2008 ($25 million and $6 million for the period September 1, 2006 to December 31, 2007 for Cable and Media, respectively). In addition to recording $5 million and $2 million in the second quarter of 2008, for Cable and Media, respectively, we continue to record these fees on a prospective basis in operating, general and administrative expenses. Leave to appeal the April 28, 2008 Federal Court of Appeal decision was granted by the Supreme Court on December 18, 2008. Although the Supreme Court will hear the appeal, there is no assurance that the Court will overturn the Federal Court of Appeal decision.

New Media Proceeding
The CRTC has commenced a major proceeding dealing with what it refers to as New Media. They are reviewing any existing New Media Exemption Order which exempts all broadcasting content on the Internet from regulation. They are also considering ways in which

Canadian new media content could be subsidized. Certain parties argue in the proceeding that ISPs, such as Cable, should pay contributions to a fund to subsidize Canadian new media content.

Diversity of Ownership
In light of acquisition announcements in the Canadian broadcasting industry during 2007, the CRTC launched a public proceeding to review its approach to ownership consolidation and the availability of a diversity of voices in the broadcasting system. The CRTC examined issues such as common ownership; concentration of ownership; horizontal and vertical integration; the benefits policy; licence trafficking; as well as the CRTC’s relationship with the Competition Bureau. The decision, released in January 2008, determined that a company would not be able to own local newspapers, television stations and radio stations in a given local market. Television broadcasters cannot own more than 45% of the market (including both over-the-air and specialty) measured by total hours tuned. Broadcast distribution undertakings cannot control all of the distribution networks in a market. Management does not believe that these restrictions will impact our current plans.

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees
In October 2008, the CRTC released its Decision on the Review of Broadcasting Regulations proceeding initiated by Broadcasting Notice of Public Hearing 2007-10. The CRTC issued new policy frameworks for cable and satellite companies and pay and specialty services aimed at streamlining existing packaging rules and relaxing genre protection rules for news and sports services. Most of its proposed changes do not take effect until August 31, 2011. The CRTC again rejected fee-for-carriage for local broadcasters. However, it decided to levy a new 1% tax on cable and DTH revenues (starting in September 2009) to fund local TV programming. It will also allow broadcasters to negotiate payments with cable and satellite companies for carriage of distant signals. It also announced further proceedings regarding advertising on local commercial availabilities and VOD.

Copyright Legislation
The federal government introduced amendments to the Canadian copyright legislation in the House of Commons in June 2008. The Bill would have required Internet service providers (“ISPs”) to use a “notice and notice” regime whereby notices would have been sent to the ISPs alleging copyright infringement. The ISP would then forward these notices to its customers. This would have been similar to the procedure currently used by us and therefore would not have imposed any new costs. The copyright legislation would also have legalized forms of copying currently used by Cable’s customers, but would not have permited cable operators to use network PVR technology. Since an election was called in September 2008, this Bill did not proceed. The Conservative government has pledged to reintroduce similar legislation.

Canadian Television Fund (“CTF”)
In June 2008, the CRTC reported to the government (Canadian Heritage) on proposed changes to the CTF. It recommended separating private and public funding into two streams and creating two separate boards of directors. The CRTC denied proposals by some cable operators to opt-out of paying contributions. The

37	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

report did not propose increases in the contributions currently paid by broadcasting distribution undertakings (“BDU”) such as Cable.

Internet Traffic Management
In November 2008, the CRTC issued Telecom Public Notice 2008-19 initiating a proceeding to consider Internet traffic management practices for both wholesale and retail Internet services. The proceeding will include an oral public hearing in July 2009.

Essential Facilities
In June 2008, the Federal Court of Appeal denied the leave to appeal application from Bell Canada et al which sought to appeal the CRTC’s essential facilities decision. Bell Canada and other parties also applied to the CRTC with review and vary applications seeking to reverse some limited aspects of the essential facilities decision. Rogers generally opposed these review and vary applications. Three of these applications were denied by the CRTC in December 2008. In January 2009, in response to the last application, the CRTC did amend its Decision in order to permit negotiated agreements for certain services. The amendment provides the incumbent local telephone companies with additional pricing flexibility.

MEDIA REGULATION AND REGULATORY DEVELOPMENTS
Commercial Radio Copyright Tariffs
In February 2008, the Copyright Board reaffirmed the rates it set in 2005 for fees payable to the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) and Neighbouring Rights Collective of Canada (“NRCC”) for use of music from 2003 to 2007. In its reaffirmation of the SOCAN-NRCC decision, the Copyright Board also granted the CAB’s request for a consolidated tariff proceeding. The CAB hopes to persuade the Copyright Board to set an overall valuation for the use of music by commercial radio, which would then be divided amongst the collectives.

The consolidated radio tariff proceeding commenced in December 2008, with the Copyright Board considering tariff proposals filed by music collectives: SOCAN, NRCC, CSI, AVLA/SOPROQ, and ArtistI. The CAB is representing radio broadcasters and will argue for an “all-in broadcaster tariff” that, if achieved, will effectively rationalize payments and reduce the impact of the collectives’ multiple tariff demands. The CAB is arguing that from a pure economic standpoint, the combined rate should be 2.8% for all tariffs. In the alternative “multiple tariff” approach, the maximum combined rate should be 5.96%. With respect to talk-based radio stations, the CAB is arguing that the existing 20% “low music rate” should continue, and a “very low music rate” for stations at or below 5% music use (exclusive of production music) should be set at a “double discount”. A decision is anticipated in 2009.

New Media Proceeding
Further to the issues noted above under Cable, the CRTC’s New Media proceeding will also consider whether obligations (content and/or spending) should be imposed on websites containing broadcast content and particularly sites linked to traditional (regulated) broadcast stations and services (e.g.Citytv.com; Sportsnet.ca).

Review of Broadcasting Regulations
Further to the issues noted above under Cable (Review of Broadcasting Regulations), the CRTC’s new policy for the distribution of specialty services has also opened up mainstream sports and national news genres to competition with the removal of genre protection entirely for these services including Rogers Sportsnet. Accordingly, these services will no longer have genre protection or mandatory access requirements (“must carry” rights). As a result, Rogers Sportsnet will no longer be required to limit its service to regional sports and can compete directly with TSN as a national sports service.

Rogers’ over-the-air television stations will have limited access to the CRTC’s new local TV fund as our stations operate primarily in urban markets. Citytv, and OMNI to a lesser extent, post-August 31, 2011, will be able to negotiate payments with cable and satellite companies for carriage of their signals into distant markets.

Licence Renewals
In February 2009, the CRTC announced that it intends to issue one-year renewals for all private conventional television stations. This process will allow it to consider group-based (conventional and discretionary specialty) licence renewals in the spring of 2010. The Rogers group would include the Citytv and OMNI conventional television stations and the specialty services; Rogers Sportsnet, G4TechTV Canada, OLN and The Biography Channel Canada. A CRTC hearing will occur in April 2009 which may affect conventional station licences in regard to Canadian programming prior to the spring 2010 process.

COMPETITION IN OUR BUSINESSES
We currently face significant competition in each of our primary businesses from entities providing substantially similar services. Each of our segments also faces competition from entities utilizing alternative communications and transmission technologies and may face competition from other technologies being developed or to be developed in the future. Below is a discussion of the specific competition facing each of our Wireless, Cable and Media businesses.

Wireless Competition
At December 31, 2008, the highly-competitive Canadian wireless industry had approximately 21.7 million subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing. Wireless also competes with its rivals for dealers and retail distribution outlets.

In the wireless voice and data market, Wireless competes primarily with two other national wireless service providers and regional players, and with resellers such as Virgin Mobile Canada, Primus, Vidéotron, and other emerging providers using alternative wireless technologies, such as WiFi “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers and potential users of wireless voice and data systems may find their communications needs satisfied by other current or development technologies, such as WiFi “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Industry Canada’s auction for AWS spectrum concluded on July 21, 2008. Each of the three large incumbent wireless operators, Rogers, Bell Canada and TELUS, acquired spectrum licences of varying sizes and in varying markets across Canada. Rogers acquired 20 MHz of spectrum across the country, while Bell Canada and TELUS each acquired a mix of 10 MHz and 20 MHz spectrum licences across the country with the exception of Bell Canada in the Eastern Townships, Québec licence territory, where Bell did not obtain spectrum. MTS Allstream Inc., and Saskatchewan Telecommunications Holding Corporation acquired spectrum only in Manitoba and Saskatchewan, respectively.

Through the auction, six new entrants acquired substantial regional holdings of AWS spectrum, and several much smaller companies acquired small amounts of spectrum in generally isolated locations. These new entrants could provide Wireless with substantial competition in the regions in which they have acquired licences. These new entrants may also partner with one another or our other competitors providing competition to Wireless in more than one region or on a national scale. These new entrants are able to roam on the networks of incumbent carriers for five years within their licenced territories and for 10 years outside their licenced territories. Roaming privileges enable new entrants to potentially enter the market on a broader geographic scale more quickly. Currently, no single potential entrant has acquired spectrum sufficient to become a national licencee as defined by Industry Canada to qualify for mandated roaming on a national basis for 10 years. See above under “Wireless Regulation and Regulatory Developments” regarding Advanced Wireless Services (“AWS”) Auction, Roaming and Tower/Site Policy.

Cable Competition
Canadian cable television systems generally face legal and illegal competition from several alternative Canadian multi-channel broadcasting distribution systems, illegal reception of U.S. direct broadcast satellite services, terrestrially-based video service providers, satellite master antenna television, and multi-channel, multi-point wireless distribution systems, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals. In addition, the availability of television shows and movies on the Internet is increasingly becoming a direct competitor to Canadian cable television systems.

Cable’s Internet access services compete generally with a number of other Internet Service Providers (“ISPs”) offering competing residential and commercial dial-up and high-speed Internet access services. The Rogers Hi-Speed Internet services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, with the DSL Internet services of Aliant in New Brunswick and Newfoundland and Labrador, and various DSL resellers in local markets.

Rogers Retail competes with other DVD and video game sales and rental store chains, as well as individually owned and operated outlets and, more recently, on-line-based subscription rental services and illegally downloaded movies and television shows as well as distributors of copied DVDs. Competition is principally based on location, price and availability of titles. Rogers Retail also competes with other retail stores that sell wireless and video products of our competitors.

One of the biggest forces for potential change in the telecommunications industry is the threat of substitution of the traditional wireline video, voice and data services by new technologies. Internet delivery is increasingly becoming a direct threat to voice and video service delivery. Younger generations use the Internet as a substitute for traditional wireline telephone and television services. The use of mobile phones among younger generations has resulted in some abandonment of wireline service. Wireless-only households are increasing although the vast majority of homes today continue to use standard home telephone service. In addition, wireless Internet service is increasing in popularity.

Media Competition
Broadcasting’s radio stations compete with the other stations in their respective market areas as well as with other media, such as newspapers, magazines, television, outdoor advertising, direct mail marketing and the Internet. Competition within the radio broadcasting industry occurs primarily in individual market areas, amongst individual market stations. On a national level, Media’s Broadcasting division competes generally with other larger radio operators, which own and operate radio station clusters in markets across Canada. Additionally, over the past several years the CRTC has granted additional licences in various markets for the development of new radio stations, which in turn provide additional competition to the established stations in the respective markets. Two new licenced satellite subscription-based radio services now provide competition to Broadcasting’s radio stations. New technologies, such as on-line web information services, music downloading, MP3 players and on-line music streaming services, provide competition for broadcasting radio stations’ audience share.

On a product level, The Shopping Channel competes with various retail stores, catalog retailers, Internet retailers and direct mail retailers. On a broadcasting level, The Shopping Channel competes with other television channels for viewer attention and loyalty, and particularly with infomercials selling products on television.

The Canadian magazine industry is highly-competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly U.S., titles that sell in significant quantities in Canada. In the past, the competition from foreign titles has been restricted to competition for readers as there have been restrictions on foreigners operating in the Canadian magazine advertising market. These restrictions were significantly reduced as a result of the enactment in 1999 of the Foreign Publishers Advertising Services Act (Canada) and amendments to the Canadian Tax Act. Increasing competition from U.S. magazines for advertising revenues is expected in the coming years. On-line information and entertainment websites compete with the Canadian magazine publications for readership and revenue.

OMNI, Citytv and Sportsnet compete principally for viewers and advertisers with television stations that broadcast in their local markets. These include Canadian television stations as well as U.S. border stations, specialty channels and increasingly with other distant Canadian signals and U.S. border stations given the time-shifting capacity available to digital subscribers. On-line information and entertainment and video downloading compete with OMNI, Citytv and Sportsnet for share of viewership.

39	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sports Entertainment competes principally for audiences with other Major League Baseball teams and other professional sports, while Rogers Centre competes with other local sporting and special event venues.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESSES
Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results. A discussion of the risks and uncertainties to us and our subsidiaries, as well as a discussion of the specific risks and uncertainties associated with each of our businesses, is presented below.

RISKS AND UNCERTAINTIES APPLICABLE TO RCI AND ITS SUBSIDIARIES
We Face Substantial Competition.
The competition facing our businesses is described in the section entitled “Competition In Our Businesses”. There can be no assurance that our current or future competitors will not provide services comparable or superior to those we provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or decrease our revenue or increase churn. Wireless anticipates some ongoing re-pricing of the existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those generated from existing customers, which could slow revenue growth.

The CRTC Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.

We Are Controlled by One Shareholder.
Prior to his death in December 2008, Edward S. “Ted” Rogers controlled Rogers Communications Inc. through his ownership of voting shares of a private holding company. RCI has been informed that under Mr. Rogers’ estate arrangements, those voting shares, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is Trustee and members of the family of the late Mr. Rogers are beneficiaries. Private Rogers family holding companies controlled by the Rogers Control Trust together own approximately 90.9% of the Class A Voting shares of RCI and 7.5% of the Class B Non-Voting shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. The governance structure of the Rogers Control Trust comprises the Control Trust Chair (who acts in effect as the chief executive of the Control Trust), the Control Trust Vice-Chair, the corporate trustee, and a committee of advisors (the Advisory Committee). The Control Trust Chair will act as the representative of the controlling shareholder in dealing with RCI on the company’s long-term strategy and direction, and vote the Class A Voting shares of RCI held by the private Rogers family holding companies in accordance with the estate arrangements. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties and both are accountable to the Advisory Committee.

Currently, Edward Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair. The Advisory Committee members are appointed in accordance with the estate arrangements and include members of the Rogers family, trustees of a Rogers family trust, and other individuals, including certain members of the Rogers Communications Board of Directors.

The Rogers Control Trust satisfies the Canadian ownership and control requirements that apply to RCI and its regulated subsidiaries, and RCI made all necessary filings relating to the Trust with the relevant Canadian regulatory authorities in January 2009.

Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations.
As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, rental payments, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

Substantially all of our business activities are operated by our subsidiaries, other than certain centralized functions, such as payables, remittance processing, call centres, real estate, and certain shared information technology functions. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations. Certain subsidiaries provide unsecured guarantees of our bank and public debt and Cross-Currency Swaps.

Changes in Government Regulations Could Adversely Affect Our Results of Operations in Wireless, Cable and Media.
As described under Government Regulation and Regulatory Developments, substantially all of our business activities are regulated by Industry Canada and/or the CRTC, and accordingly our results of operations on a consolidated basis could be adversely affected by changes in regulations and by the decisions of these regulators. This regulation relates to, among other things, licencing, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, resale of our networks and roaming on to our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time-to-time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access. Our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	40

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licencing conditions may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, if these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

We May Engage in Unsuccessful Acquisitions or Divestitures.
Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are an active part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.

We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.
Our substantial debt may have important consequences. For instance, it could:

•    Make it more difficult for us to satisfy our financial obligations;
•    Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;
•    Increase our vulnerability to general adverse economic and industry conditions;
•    Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•    Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and
•    Limit our ability to obtain additional financing required to fund orking capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

We Are Subject to Various Risks from Competing Technologies.
There are several technologies that may impact the way in which our services are delivered. These technologies include broadband, IP-based voice, data and video delivery services; the mass market deployment of optical fibre technologies to the residential and business markets; the deployment of broadband wireless access, and wireless services using radio frequency spectrum to which we may have limited access. These technologies may result in significantly different cost structures for the users of the technologies, and may consequently affect the long-term viability of certain of our currently deployed technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that may have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.

We May Fail to Achieve Expected Revenue Growth from New and Advanced Services.
We expect that a substantial portion of our future revenue growth will be achieved from new and advanced services. Accordingly, we have invested and continue to invest significant capital resources in the development of our networks in order to offer these services. However, there may not be sufficient consumer demand for these new and advanced services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for products and services, would slow revenue growth and have a material adverse effect on our business and financial condition.

We Are Highly Dependent Upon our Information Technology Systems and the Inability to Enhance our Systems or a Security Breach or Disaster Could Have an Adverse Impact on our Financial Results and Operations.
The day-to-day operations of our businesses are highly dependent on their information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. A portion of our employees and critical elements of the network infrastructure and information technology systems are located at the corporate offices in Toronto, Ontario, and Brampton, Ontario, as well as an operations facility in Markham, Ontario. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

41	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We Are Subject to General Economic Conditions.
Our businesses are affected by general economic conditions, consumer confidence and spending. A recession or decline in economic activity or economic uncertainty, which is currently occurring globally, has eroded consumer confidence and may materially reduce discretionary consumer spending. Any reduction in discretionary spending by consumers or weak economic conditions may materially negatively affect us through decreased demand for our products and services including decreased advertising, decreased revenue and profitability, higher churn and higher bad debt expense.

The current economic conditions may also have an impact on the pension plans of the Company as there is no assurance that the plans will be able to earn the assumed rate of return. As well, market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Network Failures Could Reduce Revenue and Impact Customer Service.
The failure of the networks or a component of the networks would, in some circumstances, result in an indefinite loss of service for our customers and could adversely impact our financial results and position. In addition, we rely on business partners to carry certain of our customers’ traffic. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.

We Are and Will Continue to Be Involved in Litigation.
In August, 2008, a proceeding was commenced in Ontario pursuant to that province’s Class Proceedings Act, 1992 against Cable and other providers of communications services in Canada. The proceedings involve allegations of, among other things, false, misleading and deceptive advertising relating to charges for long-distance telephone usage. The plaintiffs are seeking $20 million in general damages and punitive damages of $5 million. The plaintiffs intend to seek an order certifying the proceedings as a class action. Any potential liability is not yet determinable.

In June, 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by us and the other wireless communication providers in Canada. The Plaintiffs are seeking unquantified damages and restitution. The Plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada. Since that time, similar proposed class actions have also been commenced in Newfoundland and Labrador, New Brunswick, Nova Scotia, Québec, Ontario, Manitoba, Alberta and British Columbia. The proceeding involves allegations by wireless customers of, among other things, breach of contract, misrepresentation, false advertising and unjust enrichment with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendants. Wireless believes it has a good defence to the allegations. The plaintiffs applied for an order certifying a national class action in Saskatchewan. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a class action. We are applying for leave to appeal this decision to the Saskatchewan Court of Appeal. In February 2008, the Saskatchewan Court granted our application to amend the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with Wireless or Fido. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result. In January 2009, a hearing took place before the Saskatchewan Court on the issue of whether this proceeding should establish a national “opt-out” class rather than an “opt-in” class. If certified as a national opt-out class, affected customers outside Saskatchewan would have to take specific steps in order to not participate in the proceeding and if certified as a national opt-in class, affected customers outside Saskatchewan would have to take specific steps to participate. We are awaiting a decision from the Court.

In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totalling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum. The plaintiff has also brought a proceeding against Inukshuk Wireless Partnership, our 50% owned joint venture asserting a claim against the MCS Spectrum licences that were transferred from Fido to Inukshuk. Inukshuk brought a motion to have the separate action against it dismissed. In May, 2008, the Court dismissed the separate action brought against Inukshuk. The appeal of this decision was heard in January, 2009. We are awaiting a decision from the Court. The proceeding against Fido is at an early stage. We believe we have good defences to the claim and no amounts have been provided in the accounts.

We believe that we have adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits which would materially change the amount of current and future income tax assets and liabilities and could, in certain circumstances, result in assessment of interest and penalties.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	42

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

There exist certain other claims and potential claims against us, none of which is expected to have a material adverse effect on our consolidated financial position.

Tariff Increases Could Adversely Affect Results of Operations.
Copyright liability pressures continue to affect our services. If fees were to increase, such increases could adversely affect our results of operations.

WIRELESS RISKS AND UNCERTAINTIES
The Spectrum Auction Could Increase Competition.
Industry Canada’s auction for AWS spectrum concluded on July 21, 2008. The results of this auction could create additional competition for Wireless. See the section entitled “Competition in our Businesses” for further details.

There is no Guarantee that Wireless’ Service Revenue Will Exceed Increased Handset Subsidies.
Wireless’ business model, as is generally the case for other North American wireless carriers, is substantially based on subsidizing the cost of the handset to the customer to reduce the barrier to entry, while in return requiring a term commitment from the customer. For certain handsets and smartphone devices, Wireless will commit with the supplier to a minimum subsidy. Wireless’ business could be materially adversely affected if by virtue of law or regulation or negative customer behaviour, Wireless was unable to require term commitments or early cancellation fees from its customers or did not receive the service revenues that it anticipated from the customer commitment.

Wireless Technologies.
On October 10, 2008, Bell Canada and TELUS each announced that they jointly plan to overlay their Code Division Multiple Access/ Evolution Data Optimized (“CDMA/EVDO”) based wireless networks with HSPA technology targeting service availability in early 2010. This is expected to enable these companies access to a wider selection of wireless devices, and to compete for HSPA roaming revenues which are expected to grow over time as HSPA becomes more widely deployed around the world, both of which would increase competition at Wireless.

Changes in Technology Could Increase Competition.
Wireless is presently the only carrier in Canada operating on the world standard GSM/GPRS/EDGE/HSPA technology. As a result, Wireless is able to offer its customers the ability to roam in other countries using a variety of handsets, and is effectively the exclusive provider of wireless services to visitors to Canada from many other countries. As described above Bell Canada and TELUS are beginning to deploy this technology and this could reduce Wireless’ market share or revenue. Future technology developments may similarly increase competition.

The National Wireless Tower Policy Could Increase Wireless’ Costs or Delay the Expansion of Wireless’ Networks.
On June 28, 2007, Industry Canada released a new Tower Policy (CPC-2-0-03). On June 28, 2007, Industry Canada released a new antenna siting policy that took effect on January 1, 2008. The new policy affects all parties that plan to install or modify an antenna system, including Personal Communications Services (“PCS”), cellular and broadcasting service providers. Among other things, the policy requires that antenna proponents must consider the use of existing antenna structures before proposing new structures and owners of existing systems must respond to sharing requests. Antenna proponents must also undertake public notification using defined processes and must address local requirements and concerns. Certain types of antenna installations are excluded from the requirement to consult with local authorities and the public.

Foreign Ownership Changes Could Increase Competition.
Wireless could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than Wireless could reduce Wireless’ market share and cause Wireless’ revenues to decrease.

Wireless is Dependent on Certain key Infrastructure and Handset Vendors, Which Could Impact the Quality of Wireless’ Services or Impede Network Development and Expansion.
Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which it has no operational or financial control and only limited influence in how the vendors conduct their businesses. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, this could have a negative impact on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of Wireless’ service or impede network development and expansion.

Long-Distance Equal Access Could Increase Competition.
The CRTC’s three-year Work Plan indicates their intent to review the issue of Long-Distance Equal Access for Wireless Carriers. If required, this may introduce additional competition in the provision of wireless long-distance, as well as impact Wireless’ long-distance revenues.

Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage.
Certain provincial government bodies have introduced legislation to restrict or prohibit wireless handset usage while driving (hands-free usage would be permitted). Legislation banning the use of hand-held phones while driving, while permitting the use of hands-free devices, has been implemented in Newfoundland and Labrador, Nova Scotia and Québec. Legislation has been proposed, but not yet passed in Ontario and Manitoba. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair

43	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause an adverse effect on Wireless’ business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have an adverse effect on Wireless’ business.

Concerns About Radio Frequency Emissions May Adversely Affect Our Business.
Occasionally, media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices, such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

CABLE RISKS AND UNCERTAINTIES
Changes in Technology Could Increase Competition.
As improvements are made to the quality of streaming video over the Internet, the availability of television shows and movies on the Internet increases competition to Canadian cable television systems. If changes in technology are made to any alternative Canadian multi-channel broadcasting distribution system, competition with our cable services may increase. In addition, if improvements in technology are made with respect to wireless Internet, it could increasingly become a substitute for the traditional high-speed Internet service.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect Our Business.
Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, Cable’s access to the poles of hydroelectric companies are obtained pursuant to orders from the Ontario Energy Board and the New Brunswick Public Utilities Board.

If Cable is Unable to Develop or Acquire Advanced Encryption Technology to Prevent Unauthorized Access to Its Programming, Cable Could Experience a Decline in Revenues.
Cable utilizes encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that Cable will be able to effectively prevent unauthorized decoding of signals in the future. If Cable is unable to control cable access with our encryption technology, Cable’s subscription levels for digital programming including VOD and SVOD, as well as Rogers Retail rentals, may decline, which could result in a decline in Cable’s revenues.

Increasing Programming Costs Could Adversely Affect Cable’s Results of Operations.
Cable’s single most significant purchasing commitment is the total annual cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect Cable’s operating results if Cable is unable to pass such programming costs on to its subscribers.

Cable Telephony is Highly Dependent on Facilities and Services of the ILECs.
Cable’s out-of-territory telephony business is highly-dependent on the availability of unbundled facilities acquired from incumbent telecom operators, pursuant to CRTC rules. Changes to these rules could severely affect the cost of operating these businesses.

MEDIA RISKS AND UNCERTAINTIES
Changes in Regulatory Policies May Adversely Affect Media’s Business.
In December 2006, the CRTC released its Commercial Radio Policy 2006. While Canadian talent development contributions made by all radio stations will be increasing significantly, minimum Canadian content levels will remain at 35%. This will provide radio operators with the flexibility they need to program their stations in competition with an increasing array of unregulated content alternatives and distribution platforms.

The CRTC conducted a review of the specialty and pay television sector, as well as the regulations affecting all distributors (the Broadcasting Distribution Regulations). This review focused on a number of different issues, including wholesale fees, dispute resolution and packaging and linkage requirements. This broad-based review impacts all specialty services, including Rogers Sportsnet, The Biography Channel Canada, OLN and G4TechTV Canada. See the section entitled “Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees” above. The ability to collect fees impacts all broadcasters, including OMNI Television and Citytv.

Pressures Regarding Channel Placement Could Negatively Impact the Tier Status of Certain of Media’s Channels.
Unfavourable channel placement could negatively affect the results of The Shopping Channel, Sportsnet, G4TechTV, The Biography Channel Canada and OLN.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	44

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A Loss in Media’s Leadership Position in Radio, Television or Magazine Readership Could Adversely Impact Media’s Sales Volumes and Advertising Rates.
It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio, television and magazine properties are currently leaders in their respective markets, such leadership may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates which it charges advertisers could be adversely affected.

Changes in Technology Could Increase Competition.
The deployment of PVRs could influence Media’s capability to generate television advertising revenues as viewers are provided with the opportunity to ignore advertising aired on the television networks. The emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and negatively impact the results of Media’s radio stations. Certain audiences are also migrating to the Internet as more video becomes available. In addition, as mandated by the CRTC, Canadian television signals are migrating to a strictly digital platform by August 31, 2011, which could impact Media’s ability to reach certain audiences.

An Increase in Paper Prices, Printing Costs or Postage Could Adversely Affect Media’s Results of Operations.
A significant portion of Publishing’s operating expenses consists of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 7% of Publishing’s operating expenses in 2008. Publishing depends upon outside suppliers for all of its paper supplies, holds relatively small quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 13% of Publishing’s operating expenses in 2008. Publishing relies on third parties for all of its printing services. In addition, Publishing relies on the Canadian Postal Service to distribute a large percentage of its publications. Any disruption in printing or postage services could have a material impact on Media’s results of operations or financial condition. A material increase in paper prices, printing costs or postage expenses to Publishing could have a material adverse effect on Media’s business, results of operations or financial condition.

5.    ACCOUNTING POLICIES AND NON-GAAP MEASURES

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES
We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts
We determine the number of subscribers to our services based on active subscribers. A wireless subscriber is represented by each identifiable telephone number. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data, while prepaid includes voice-only subscribers.

Internet, Rogers Home Phone and RBS subscribers include only those subscribers with service installed, operating and on billing and excludes those subscribers who have subscribed to the service but for whom installation of the service was still pending.

Subscriber Churn
Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Wireless represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Average Revenue Per User
ARPU is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher value subscribers. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on this Wireless and Cable calculation.

Operating Expenses
Operating expenses are segregated into three categories for assessing business performance:

•    Cost of sales, which is comprised of wireless equipment costs, Rogers Retail merchandise and depreciation of Rogers Retail rental assets, as well as cost of goods sold by The Shopping Channel;

45	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•    Sales and marketing expenses, which represent the costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities and the costs of operating the Rogers Retail store locations; and

•    Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-today basis and service existing subscriber relationships, including retention costs, inter-carrier payments to roaming partners and long-distance carriers, network maintenance costs, programming related costs, the CRTC contribution levy, Internet and e-mail services and printing and production cost.

In the wireless and cable industries in Canada, the demand for services continues to grow and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers, are significant. Fluctuations in the number of activations of new subscribers from period-to-period and the seasonal nature of both wireless and cable subscriber additions result in fluctuations in sales and marketing expenses and accordingly, in the overall level of operating expenses. In our Media business, sales and marketing expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.

Sales and Marketing Costs (or Cost of Acquisition) Per Subscriber
Sales and marketing costs per subscriber, which is also often referred to in the Wireless industry as cost of acquisition per subscriber (“COA”), “subscriber acquisition cost”, or “cost per gross addition”, is calculated by dividing total sales and marketing expenditures, plus costs related to equipment provided to new subscribers for the period, by the total number of gross subscriber activations during the period. Subscriber activations include postpaid and prepaid voice and data activations and one-way messaging activations. COA, as it relates to a particular activation, can vary depending on the level of ARPU and term of a subscriber’s contract. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on the calculation.

The wireless communications industry in Canada continues to grow and the costs of acquiring new subscribers are significant. Because a substantial portion of subscriber activation costs are variable in nature, such as commissions paid for each new activation, and due to fluctuations in the number of activations of new subscribers from period-to-period and the seasonal nature of these subscriber additions, we experience material fluctuations in sales and marketing expenses and, accordingly, in the overall level of operating expenses.

Operating Expense per Subscriber
Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenses, plus costs related to equipment provided to existing subscribers, by the average number of subscribers during the period. Operating expense per subscriber is tracked by Wireless as a measure of our ability to leverage our operating cost structure across a growing subscriber base, and we believe that it is an important measure of our ability to achieve the benefits of scale as we increase the size of our business. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on this Wireless calculation.

Operating Profit and Operating Profit Margin
We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include impairment losses on goodwill, intangible assets and other long-term assets, foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare us to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on this Wireless, Cable and Media calculation.

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Income, and Adjusted Basic and Diluted Net Income Per Share
Beginning in 2007, we have included certain non-GAAP measures that we believe provide useful information to management and readers of this MD&A in measuring our financial performance. These measures, which include adjusted operating profit, adjusted operating profit margin, adjusted net income and adjusted basic and diluted net income per share, do not have a standardized meaning under GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with GAAP. We define adjusted operating profit as operating profit less: (i) the impact of the onetime non-cash charge resulting from the introduction of a cash settlement feature related to employee stock options; (ii) stock-based compensation expense; (iii) integration and restructuring expenses; (iv) the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement; and (v) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods. In addition, adjusted net income and net income per share excludes debt issuance costs, losses on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets, and the related income tax impacts of the above items.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	46

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We believe that these non-GAAP financial measures provide for a more effective analysis of our operating performance. In addition, the items mentioned above could potentially distort the analysis of trends due to the fact that they are either volatile or unusual or non-recurring, can vary widely from company-to-company and can impair comparability. The exclusion of these items does not mean that they are unusual, infrequent or non-recurring.

We use these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate our performance from period-to-period and compared to forecasts on a consistent basis. We believe that these measures present trends that are useful to investors and analysts in enabling them to assess the underlying changes in our business over time.

Adjusted operating profit and adjusted operating profit margins, which are reviewed regularly by management and our Board of Directors, are also useful in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows.

These non-GAAP measures should be viewed as a supplement to, and not a substitute for, our results of operations reported under Canadian and U.S. GAAP. A reconciliation of these non-GAAP financial measures to operating profit, net income and net income per share is included in the section entitled “Supplementary Information: Non-GAAP Calculations”.

Additions to PP&E
Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under Canadian and U.S. GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.

CRITICAL ACCOUNTING POLICIES
This MD&A has been prepared with reference to our 2008 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The Audit Committee of our Board reviews our accounting policies, reviews all quarterly and annual filings, and recommends approval of our annual financial statements to our Board. For a detailed discussion of our accounting policies, see Note 2 to the 2008 Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us and critical accounting estimates are discussed in the sections “New Accounting Standards” and “Critical Accounting Estimates”, respectively.

Revenue Recognition
Revenue is categorized into the following types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with our subscribers:

•    Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;
•    Revenue from airtime, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;
•    Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;
•    Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless, these fees are recorded as part of equipment revenue and, in the case of Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to re-connects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;
•    Advertising revenue is recorded in the period the advertising airs on our radio or television stations and the period in which advertising is featured in our publications;
•    Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;
•    Blue Jays’ revenue from home game admission an concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and
•    Discounts provided to customers related to combined purchases of Wireless, Cable, and Media products and services are charged directly to the revenue for the products and services to which they relate.

We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and our relevant revenue recognition policies are

47	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

applied to them. We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

Subscriber Acquisition and Retention Costs
We operate within a highly-competitive industry and generally incur significant costs to attract new subscribers and retain existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions, and the cost associated with the sale of customer premises equipment, are expensed as incurred.

A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Capitalization of Direct Labour and Overhead
During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

CRITICAL ACCOUNTING ESTIMATES
This MD&A has been prepared with reference to our 2008 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

Purchase Price Allocations
The allocations of the purchase prices for our acquisitions involves considerable judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on acquisition. Among other things, the determination of these fair values involved the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates, the use of information available in the financial markets and estimates as to costs to close duplicate facilities and buy out certain contracts. Refer to Note 4 of the 2008 Audited Consolidated Financial Statements for acquisitions made during 2008. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods.

Useful Lives of PP&E
We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Capitalization of Direct Labour and Overhead
Certain direct labour and indirect costs associated with the acquisition, construction, development or betterment of our networks are capitalized to PP&E. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a rate per hour. Although interest costs are permitted to be capitalized during construction under Canadian GAAP, it is our policy not to capitalize interest.

Accrued Liabilities
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of accrued liabilities at the date of the financial statements and the reported amounts expensed during the year. Actual results could differ from those estimates.

Amortization of Intangible Assets
We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. During 2004 and 2005, the acquisitions of Fido, Call-Net, the minority interests in Wireless and Sportsnet, together with the consolidation of the Blue Jays, as well as the acquisitions of Futureway and Citytv in 2007, and Aurora Cable and channel m in 2008, resulted in significant increases to our intangible asset balances. Judgement is also involved in determining that spectrum and broadcast licences have indefinite lives, and are therefore not amortized.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	48

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industries in which we operate. The useful lives of subscriber bases are based on the historical churn rates of the underlying subscribers and judgments as to the applicability of these rates going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The useful lives of wholesale agreements and dealer networks are based on the underlying contractual lives. The useful life of the marketing agreement is based on historical customer lives. The determination of the estimated useful lives of intangible assets impacts amortization expense in the current period as well as future periods. The impact on net income on a full-year basis of changing the useful lives of the finite-lived assets by one year is shown in the chart below.

Impact of Changes in Estimated Useful Lives

	Amortization	Increase in Net Income	Decrease in Net Income
(In millions of dollars)	Period	if Life Increased by 1 year	if Life Decreased by 1 year
Brand names
Rogers	20.0 years	$1	$(1)
Fido	5.0 years	$3	$(5)
Citytv	5.0 years	$0	$(1)
Subscriber base
Rogers	4.7 years	$30	$(46)
Cable	3.0 years	$2	$(3)
Roaming agreements	12.0 years	$3	$(4)
Dealer network
Rogers	4.0 years	$1	$(2)
Fido	4.0 years	$1	$(1)
Marketing agreement	5.0 years	$1	$(1)

Impairment of Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets
Indefinite-lived intangible assets, including goodwill and spectrum/broadcast licences, as well as long-lived assets, including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both undiscounted and discounted net cash flow analyses to assess the recoverability of the carrying value of these assets and the fair value of both indefinite-lived and long-lived assets, if applicable. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. During 2008, we recorded an impairment charge of $294 million relating to the conventional television business in the Media operating segment resulting from the challenging economic conditions and weakening industry expectations in the conventional television business and the decline in advertising revenues.

Income Tax Estimates
We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax expense, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or a portion of our future income tax assets. Various considerations are reflected in this judgment, including future profitability of related companies, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. Judgments and estimates made to assess the tax treatment of items and the need for a valuation allowance impact the future income tax balances as well as net income through the current and future income tax provisions. As at December 31, 2008, and as detailed in Note 7 to the 2008 Audited Consolidated Financial Statements, we have non-capital income tax loss carryforwards of approximately $911 million. Our net future income tax asset, prior to valuation allowances, totals approximately $246 million at December 31, 2008 (2007 - $609 million). The recorded valuation allowance results in a future income tax asset of $144 million, reflecting that it is more likely than not that certain income tax assets will be realized.

Credit Spreads and the Impact on Fair Value of Derivatives
Rogers’ Cross-Currency Swaps are recorded using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated CDS Spread for the relevant term and counterparty for each Cross-Currency Swap. In the case of Cross-Currency Swaps in an asset position (i.e., those Cross-Currency Swaps for which the counter-parties owe Rogers), the CDS Spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of Cross-Currency Swaps in a liability position (i.e., those Cross-Currency Swaps for which Rogers owes the counterparties), Rogers’ CDS Spread is added to the risk-free discount rate. The estimated credit-adjusted values of the Cross-Currency Swaps are subject to changes in credit spreads of Rogers and its counterparties. In 2007, we recorded our Cross-Currency Swaps at the estimated risk-free fair value.

49	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Pension Plans
When accounting for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations and the future performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of pension accounting. This principle results in recognition of changes in benefit obligations and plan performance over the working lives of the employees receiving benefits under the plan. The primary assumptions and estimates include the discount rate, the expected return on plan assets and the rate of compensation increase. Changes to these primary assumptions and estimates would impact pension expense and the deferred pension asset. The current economic conditions may also have an impact on the pension plan of the Company as there is no assurance that the plan will be able to earn the assumed rate of return. As well, market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

The following table illustrates the increase (decrease) in the accrued benefit obligation and pension expense for changes in these primary assumptions and estimates:

Impact of Changes in Pension-Related Assumptions

	Accrued Benefit Obligation at		Pension Expense
(In millions of dollars)	End of Fiscal 2008		Fiscal 2008
Discount rate		6.75%	5.65%
Impact of:	1% increase	$(80)	$(9)
	1% decrease	104	11
Rate of compensation increase		3.00%	3.25%
Impact of:	0.25% increase	$4	$1
	0.25% decrease	(3)	(1)
Expected rate of return on assets		N/A	7.00%
Impact of:	1% increase	N/A	6
	1% decrease	N/A	(6)

Allowance for Doubtful Accounts
A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

NEW ACCOUNTING STANDARDS
Capital disclosures
Effective January 1, 2008, we adopted the new recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. These new disclosures are included in Note 21 of the 2008 Audited Consolidated Financial Statements.

Financial instruments
Effective January 1, 2008, we adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments -Disclosures (“CICA 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“CICA 3863”).

CICA 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of our financial instruments. The new disclosures pursuant to these new Handbook Sections are included in Note 15 of the 2008 Audited Consolidated Financial Statements.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Goodwill and Intangible Assets
In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IFRS IAS 38, Intangible Assets. This new standard is effective for our Interim and Annual Consolidated Financial Statements commencing January 1, 2009. We are assessing the impact of the new standard.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	50

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated interim financial information in accordance with IFRS including comparative figures for 2010.

The table below illustrates key elements of our conversion plan, our major milestones and current status. Our conversion plan is organized in phases over time and by area. We have completed all activities to date per our detailed project plan and expect to meet all milestones through to completion of the conversion to IFRS.

We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process and our conversion plan includes training for all other employees who will be impacted by our conversion to IFRS.

Although we have completed preliminary assessments of accounting and reporting differences, impacts on systems and processes and other areas of the business, we have not yet finalized these assessments. As we finalize our determination of the significant impacts on our financial reporting, including on our KPIs, systems and processes, and other areas of our business, we intend to disclose such impacts in our future MD&As.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

ACTIVITY	MILESTONES	STATUS
Financial reporting:
•    Assessment of accounting and reporting differences.
•    Selection of IFRS accounting policies and IFRS 1 elections.
•    Development of IFRS financial statement format, including disclosures.
•    Quantification of effects of conversion.

Senior management and audit committee approval for policy recommendations and IFRS elections during 2009.

Senior management and audit committee approval on financial statement format during 2010.

Final quantification of conversion effects on 2010 comparative period by Q1 2011.
Preliminary assessment of accounting and reporting differences completed. Selection of IFRS accounting policies and IFRS 1 elections underway.
Systems and processes:
•    Assessment of impact of changes on systems and processes.
•    Implementation of any system and process design changes including training appropriate personnel.
•    Documentation and testing of internal controls over new systems and processes.
	Systems, process and internal control changes implemented and training complete in time for parallel run in 2010. Testing of internal controls for 2010 comparatives completed by Q1 2011.	Preliminary assessment of required changes completed. Analysis of potential design solutions underway.
Business:
•    Assessment of impacts on all areas of the business, including contractual arrangements and implementation of changes as necessary.
•    Communicate conversion plan and progress against it internally and externally.
	Contracts updated/renegotiated by end of 2010. Communication at all levels throughout the conversion process.	Preliminary assessment of impacts on other areas of the business completed. Communication is ongoing.

51	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

U.S. GAAP Differences
We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our 2008 Audited Consolidated Financial Statements are described in Note 25 to the 2008 Audited Consolidated Financial Statements. The significant differences in accounting relate to:

•    Differences in business combinations and consolidation accounting;
•    Gain on Sale of Cable Systems;
•    Pre-Operating Costs Capitalized;
•    Capitalized Interest;
•    Financial Instruments;
•    Stock-Based Compensation;

•    Pensions;
•    Income Taxes; and
•    Installation Revenues and Costs.

Recent U.S. accounting pronouncements are also discussed in Note 25 to the 2008 Audited Consolidated Financial Statements.

6.    ADDITIONAL FINANCIAL INFORMATION

RELATED PARTY TRANSACTIONS
We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest. The amounts paid to these broadcasters are as follows:

Years ended December 31,
(In millions of dollars)	2008	2007	% Chg
Access fees paid to broadcasters accounted for by the equity method	$17	$18	-

We have entered into certain transactions with companies, the partners or senior officers of which are or have been Directors of our Company and/or its subsidiary companies. Total amounts paid to these related parties, directly or indirectly, are as follows:

Years ended December 31,
(In millions of dollars)	2008	2007	% Chg
Legal services and commissions paid on premiums for insurance coverage	$7	$2	n/m

We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts paid (received) by us to (from) these related parties are as follows:

Years ended December 31,
(In millions of dollars)	2008	2007	% Chg
Recoveries for use of aircraft and other administrative services	$(1)	$(1)	–

These transactions are measured at the exchange amount, being the amount agreed to by the related parties and are reviewed by the Audit Committee.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	52

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

Years ended December 31,
(In millions of dollars, except per share amounts)	2008	2007	2006	2005	2004
Income and Cash Flow:
Revenue
Wireless	$6,335	$5,503	$4,580	$3,860	$2,689
Cable	3,809	3,558	3,201	2,492	1,946
Media	1,496	1,317	1,210	1,097	957
Corporate and eliminations	(305)	(255)	(153)	(115)	(78)
	$11,335	$10,123	$8,838	$7,334	$5,514
Operating profit(1)
Wireless	$2,797	$2,532	$1,969	$1,337	$950
Cable	1,220	802	890	765	709
Media	142	82	151	128	115
Corporate and eliminations	(81)	(317)	(135)	(86)	(41)
	$4,078	$3,099	$2,875	$2,144	$1,733
Adjusted operating profit(1)
Wireless	$2,806	$2,589	$1,987	$1,409	$958
Cable	1,233	1,016	916	778	715
Media	142	176	156	131	117
Corporate and eliminations	(121)	(78)	(117)	(66)	(38)
	$4,060	$3,703	$2,942	$2,252	$1,752
Net Income (loss)(2)	1,002	$637	$622	$(45)	$(68)
Adjusted net income (loss)	$1,260	$1,066	$684	$47	$(32)
Cash flow from operations (3)	$3,522	$3,135	$2,386	$1,551	$1,305
Property, plant and equipment expenditures	$2,021	$1,796	$1,712	$1,355	$1,055
Average Class A and Class B shares outstanding (Ms)(4)	638	642	642	577	481
Net income (loss) per share:(2)(4)
Basic	$1.57	$1.00	$0.99	$(0.08)	$(0.14)
Diluted	1.57	0.99	0.97	(0.08)	(0.14)
Adjusted net income (loss) per share:
Basic	$1.98	$1.67	$1.08	$0.08	$(0.07)
Diluted	1.98	1.66	1.07	0.08	(0.07)
Balance Sheet:
Assets
Property, plant and equipment, net	$7,898	$7,289	$6,732	$6,152	$5,487
Goodwill	3,024	3,027	2,779	3,036	3,389
Intangible assets	2,761	2,086	2,152	2,627	2,856
Investments	343	485	139	138	139
Other assets	3,067	2,438	2,303	1,881	1,402
	$17,093	$15,325	$14,105	$13,834	$13,273
Liabilities and Shareholders’ Equity
Long-term debt (2)	$8,506	$6,033	$6,988	$7,739	$8,542
Accounts payable and other liabilities	3,860	4,668	2,917	2,567	2,346
Total liabilities	12,366	10,701	9,905	10,306	10,888
Shareholders’ equity	4,727	4,624	4,200	3,528	2,385
	$17,093	$15,325	$14,105	$13,834	$13,273
Ratios:
Revenue growth	12%	15%	21%	33%	16%
Adjusted operating profit growth	10%	26%	31%	29%	21%
Debt(2)/adjusted operating profit	2.1	2.1	2.7	3.8	5.3
Dividends declared per share(4)	$1.00	$0.42	$0.08	$0.06	$0.05
(1)	As defined. See section entitled “key Performance Indicators Non-GAAP Measures”.
(2)
Year ended December 31, 2004 has been restated for a change in accounting of foreign exchange translation. The ratio of debt to adjusted operating profit includes debt and the foreign exchange component of the fair value of derivative instruments.

(3)	Cash flow from operations before changes in working capital amounts.
(4)	Prior period shares and per share amounts have been retroactively adjusted to reflect a two-for-one-split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.

53	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF SEASONALITY AND QUARTERLY RESULTS
Quarterly results and statistics for the previous eight quarters are outlined following this section.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Wireless, Cable and Media has unique seasonal aspects to its business.

Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. In particular, operating results may be influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and subsidies, resulting in higher subscriber acquisition and activation-related expenses in certain periods.

The operating results of Cable Operations services are subject to modest seasonal fluctuations in subscriber additions and disconnections, which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations, or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Rogers Retail operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. RBS does not have any unique seasonal aspects to its business.

The seasonality at Media is a result of fluctuations in advertising and related retail cycles, since they relate to periods of increased consumer activity as well as fluctuations associated with the Major League Baseball season, where revenues are generally concentrated in the spring, summer and fall months.

In addition to the seasonal trends, revenue and operating profit can fluctuate from general economic conditions. The Canadian economy, and Ontario in particular, experienced an economic slowdown in the latter half of 2008.

Wireless revenue and operating profit growth reflects the increasing number of wireless voice and data subscribers, increase in blended postpaid and prepaid ARPU, and increased handset subsidies as a result of a consumer shift towards smartphones. Wireless has continued its strategy of targeting higher value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network.

Cable Operations services revenue and operating profit increased primarily due to price increases, increased penetration of its digital products and incremental programming packages, and the scaling and rapid growth of our cable telephony service. Similarly, the steady growth of Internet revenues has been the result of a greater penetration of Internet subscribers as a percentage of homes passed. RBS’ operating profit margin reflects the pricing pressures on long-distance and higher carrier costs as it focuses on managing the profitability of its existing customer base and evaluates profitable opportunities within the medium and large enterprise and carrier segments. Rogers Retail revenue has increased as a result of increasing Wireless products and services.

Media’s results are primarily attributable to a general downturn in demand for local advertising due to the softness in the Ontario economy.

Other fluctuations in net income from quarter-to-quarter can also be attributed to losses on repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, writedowns of goodwill, intangible assets and other long-term assets and changes in income tax expense.

SUMMARY OF FOURTH QUARTER 2008 RESULTS
During the three months ended December 31, 2008, consolidated operating revenue increased 9% to $2,941 million in 2008 compared to $2,687 million in the corresponding period in 2007, with all of our operating segments contributing to the year-over-year growth, including 13% growth at Wireless, 7% growth at Cable, and 8% growth at Media. Consolidated fourth quarter adjusted operating profit grew 1% year-over-year to $968 million, with 18% growth at Cable, offset by 3% decline at Wireless, and 27% decline at Media. The decline at Wireless was related to higher acquisition and retention costs related to a successful smartphone campaign, while Media experienced declines in advertising revenues resulting from the economic slowdown in Canada.

Consolidated operating income for the three months ended December 31, 2008, totalled $137 million, compared to $476 million in the corresponding period of 2007. Decline in operating income is a result of the impairment loss recognized in the conventional television business of the Media operating segment during the fourth quarter of 2008 as discussed below.

We recorded net loss of $138 million for the three months ended December 31, 2008, or basic and diluted loss per share of $0.22, compared to a net income of $254 million or basic and diluted earnings per share of $0.40 in the corresponding period of 2007. The net loss was primarily attributable to the writedown of certain Media assets. In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening of industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	54

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

(In millions of dollars,				2008				2007
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Income Statement
Operating Revenue
Wireless	$1,431	$1,522	$1,727	$1,655	$1,231	$1,364	$1,442	$1,466
Cable	925	938	961	985	855	881	899	923
Media	307	409	386	394	266	348	339	364
Corporate and eliminations	(54)	(66)	(92)	(93)	(54)	(66)	(69)	(66)
	2,609	2,803	2,982	2,941	2,298	2,527	2,611	2,687
Operating profit before the undernoted
Wireless	705	769	693	639	581	664	686	658
Cable	303	304	318	313	228	243	265	265
Media	2	52	43	46	19	45	46	63
Corporate and eliminations	(26)	(36)	(29)	(30)	(14)	(22)	(13)	(29)
	984	1,089	1,025	968	814	930	984	957
Stock option plan amendment (1)	-	-	-	-	-	(452)	-	-
Stock-based compensation recovery (expense)(1)	116	(53)	62	(25)	(15)	(32)	(11)	(4)
Integration and restructuring expenses(2)	(5)	(3)	(2)	(41)	(1)	(15)	(5)	(17)
Adjustment for CRTC Part II fees decision (3)	-	(37)	-	-	-	-	18	-
Contract renegotiation fee(4)	-	-	-	-	-	-	-	(52)
Operating profit(5)	1,095	996	1,085	902	798	431	986	884
Depreciation and amortization	440	420	429	471	400	398	397	408
Impairment losses on goodwill, intangible assets and other long-term assets(6)	-	-	-	294	-	-	-	-
Operating income	655	576	656	137	398	33	589	476
Interest on long-term debt	(138)	(133)	(147)	(157)	(149)	(152)	(140)	(138)
Other income (expense)	(3)	11	-	(31)	7	(24)	(14)	-
Income tax reduction (expense)	(170)	(153)	(14)	(87)	(86)	87	(166)	(84)
Net income (loss) for the period	$344	$301	$495	$(138)	$170	$(56)	$269	$254
Net income (loss) per share:
Basic	$0.54	$0.47	$0.78	$(0.22)	$0.27	$(0.09)	$0.42	$0.40
Diluted	$0.54	$0.47	$0.78	$(0.22)	$0.26	$(0.09)	$0.42	$0.40
Additions to property, plant and equipment(5)	$321	$481	$436	$783	$394	$381	$397	$624
(1)	See section entitled “Stock-based Compensation”.
(2)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of Rogers Business Solutions (“RBS”), and the closure of certain Rogers Retail stores.

(3)	Related to an adjustment of CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.
(4)	One-time charge resulting from the renegotiation of an Internet-related services agreement.
(5)	As defined. See the section entitled “key Performance Indicators and Non-GAAP Measures”.
(6)
In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening of industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

55	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ADJUSTED QUARTERLY CONSOLIDATED FINANCIAL SUMMARY (1)

(In millions of dollars,				2008				2007
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating Revenue
Wireless	$1,431	$1,522	$1,727	$1,655	$1,231	$1,364	$1,442	$1,466
Cable	925	938	961	985	855	881	899	923
Media	307	409	386	394	266	348	339	364
Corporate and eliminations	(54)	(66)	(92)	(93)	(54)	(66)	(69)	(66)
	2,609	2,803	2,982	2,941	2,298	2,527	2,611	2,687
Adjusted operating profit (2)
Wireless	705	769	693	639	581	664	686	658
Cable	303	304	318	313	228	243	265	265
Media	2	52	43	46	19	45	46	63
Corporate and eliminations	(26)	(36)	(29)	(30)	(14)	(22)	(13)	(29)
	984	1,089	1,025	968	814	930	984	957
Depreciation and amortization	440	420	429	471	400	398	397	408
Adjusted operating income	544	669	596	497	414	532	587	549
Interest on long-term debt	(138)	(133)	(147)	(157)	(149)	(152)	(140)	(138)
Other income (expense)	(3)	11	16	(31)	7	23	(14)	-
Income tax reduction (expense)	(133)	(183)	-	(145)	(86)	(104)	(165)	(109)
Adjusted net income for the period	$270	$364	$465	$164	$186	$299	$268	$302
Adjusted net income (loss) per share:
Basic	$0.54	$0.47	$0.78	$0.26	$0.29	$0.47	$0.42	$0.47
Diluted	$0.54	$0.47	$0.78	$0.26	$0.29	$0.47	$0.41	$0.47
Additions to property, plant and equipment(2)	$321	$481	$436	$783	$394	$381	$397	$624
(1)
This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation expense, integration and restruc-turing costs, an adjustment to CRTC Part II fees related to prior periods, a one-time charge related to the renegotiation of an Internet-related services agreement, losses on impairment of goodwill, intangible assets and other long-term assets, debt transaction costs, losses on repayment of long-term debt and the income tax impact related to the above items. Certain prior year numbers have been reclassified to conform to the current year presentation. See the section entitled “key Performance Indicators and Non-GAAP Measures”. The adjustment related to Part II CRTC fees is applicable to the third quarter of 2007 and does not impact the full year 2007.

(2)	As defined. See the section entitled “key Performance Indicators and Non-GAAP Measures”.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the Acting Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Acting Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting
The management of our company is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of December 31, 2008, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the COSO.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	56

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures
There have been no changes in our internal controls over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SUPPLEMENTARY INFORMATION: NON-GAAP CALCULATIONS
Operating Profit Margin Calculations

Years ended December 31,
(In millions of dollars)	2008	2007
RCI:
Adjusted operating profit	$4,060	$3,703
Divided by total revenue	11,335	10,123
RCI adjusted operating profit margin	35.8%	36.6%
WIRELESS:
Adjusted operating profit	$2,806	$2,589
Divided by network revenue	5,843	5,154
Wireless adjusted operating profit margin	48.0%	50.2%
CABLE:
Cable Operations:
Adjusted operating profit	$1,171	$1,008
Divided by revenue	2,878	2,603
Cable Operations adjusted operating profit margin	40.7%	38.7%
Rogers Business Solutions:
Adjusted operating profit	$59	$12
Divided by revenue	526	571
Rogers Business Solutions adjusted operating profit margin	11.2%	2.1%
Rogers Retail:
Adjusted operating profit (loss)	$3	$(4)
Divided by revenue	417	393
Rogers Retail adjusted operating profit (loss) margin	0.7%	(1.0%)
MEDIA:
Adjusted operating profit	$142	$176
Divided by revenue	1,496	1,317
Media adjusted operating profit margin	9.5%	13.4%

57	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CALCULATIONS OF ADJUSTED OPERATING PROFIT, NET INCOME AND EARNINGS PER SHARE

Years ended December 31,
(In millions of dollars, number of shares outstanding in millions)	2008	2007
Operating profit	$4,078	$3,099
Add (deduct):
Stock option plan amendment	-	452
Stock-based compensation (recovery) expense	(100)	62
Adjustment for CRTC Part II fees decision	31	-
Integration and restructuring expenses	51	38
Contract renegotiation fee	-	52
Adjusted operating profit	$4,060	$3,703
Net income	$1,002	$637
Add (deduct):
Stock option plan amendment	-	452
Stock-based compensation (recovery) expense	(100)	62
Adjustment for CRTC Part II fees decision	31	-
Integration and restructuring expenses	51	38
Contract renegotiation fee	-	52
Loss on repayment of long-term debt	-	47
Impairment losses on goodwill, intangible assets and other long-term assets	294	-
Debt issuance costs	16	-
Income tax impact	(34)	(222)
Adjusted net income	$1,260	$1,066
Adjusted basic earnings per share:
Adjusted net income	$1,260	$1,066
Divided by: weighted average number of shares outstanding	638	638
Adjusted basic earnings per share	$1.98	$1.67
Adjusted diluted earnings per share:
Adjusted net income	$1,260	$1,066
Divided by: diluted weighted average number of shares outstanding	638	642
Adjusted diluted earnings per share	$1.98	$1.66

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	58

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WIRELESS NON-GAAP CALCULATIONS (1)

Years ended December 31,
(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	2008	2007
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$5,548	$4,868
Divided by: average postpaid wireless voice and data subscribers	6,142	5,618
Divided by: 12 months	12	12
	$75.27	$72.21
Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$285	$273
Divided by: average prepaid subscribers	1,426	1,382
Divided by: 12 months	12	12
	$16.65	$16.46
Cost of acquisition per gross addition
Total sales and marketing expenses	$691	$653
Equipment margin loss (acquisition related)	219	149
	$910	$802
Divided by: total gross wireless additions (postpaid, prepaid and one-way messaging)	1,982	1,998
	$459	$401
Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$1,833	$1,558
Equipment margin loss (retention related)	294	205
	$2,127	$1,763
Divided by: average total wireless subscribers	7,678	7,128
Divided by: 12 months	12	12
	$23.09	$20.61
Equipment margin loss
Equipment sales	$492	$349
Cost of equipment sales	(1,005)	(703)
	$(513)	$(354)
Acquisition related	$(219)	$(149)
Retention related	(294)	(205)
	$(513)	$(354)
Adjusted operating profit margin
Adjusted operating profit	$2,806	$2,589
Divided by network revenue	5,843	5,154
Adjusted operating profit margin	48.0%	50.2%
(1) For definitions of key performance indicators and non-GAAP measures, see the section entitled “key Performance Indicators and Non-GAAP Measures”.

59	ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CABLE NON-GAAP CALCULATIONS (1)

Years ended December 31,
(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	2008	2007
Core Cable ARPU
Core Cable revenue	$1,669	$1,540
Divided by: average basic cable subscribers	2,300	2,276
Divided by: 12 months	12	12
	$60.47	$56.39
Internet ARPU
Internet revenue	$695	$608
Divided by: average Internet (residential) subscribers	1,531	1,388
Divided by: 12 months	12	12
	$37.82	$36.51
Cable Operations adjusted operating profit margin:
Adjusted operating profit	$1,171	$1,008
Divided by revenue	2,878	2,603
Cable Operations adjusted operating profit margin	40.7%	38.7%
RBS adjusted operating profit margin:
Adjusted operating profit	$59	$12
Divided by revenue	526	571
RBS adjusted operating profit margin	11.2%	2.1%
(1) For definitions of key performance indicators and non-GAAP measures, see the section entitled “key Performance Indicators and Non-GAAP Measures”.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL MD&A	60

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING DECEMBER 31, 2008

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include certain amounts that are based on the best estimates and judgments of management and in their opinion present fairly, in all material respects, Rogers Communications lnc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

Management of Rogers Communications Inc., in furtherance of the integrity of the consolidated financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of consolidated financial statements and that Rogers Communications lnc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review Management’s Discussion and Analysis, the consolidated financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

February 18, 2009

Alan D. Horn, C.A.	William W. Linton, C.A.
Acting President and	Senior Vice President, Finance
Chief Executive Officer	and Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Rogers Communications Inc. as at December 31, 2008 and 2007 and the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 18, 2009

61	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Communications Inc.

We have audited the accompanying consolidated balance sheets of Rogers Communications Inc. (the “Company”) and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 25 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 18, 2009

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Communications Inc.

We have audited Rogers Communications Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Our report dated February 18, 2009 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 18, 2009

63	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF INCOME (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
Years ended December 31, 2008 and 2007	2008	2007
Operating revenue (note 3(b))	$11,335	$10,123

Operating expenses:
Cost of sales	1,303	961
Sales and marketing	1,334	1,322
Operating, general and administrative	4,569	4,251
Stock option plan amendment (note 19(a)(i))	-	452
Integration and restructuring (note 6)	51	38
Depreciation and amortization	1,760	1,603
Impairment losses on goodwill, intangible assets and other long-term assets (notes 11(a) and 13)	294	-
Operating income	2,024	1,496
Interest on long-term debt	(575)	(579)
Debt issuance costs (note 14(a))	(16)	-
Loss on repayment of long-term debt (note 14(f))	-	(47)
Foreign exchange gain (loss)	(99)	54
Change in fair value of derivative instruments	64	(34)
Other income (expense), net	28	(4)
Income before income taxes	1,426	886
Income tax expense (recovery) (note 7):
Current	3	(1)
Future	421	250
	424	249
Net income for the year	$1,002	$637
Net income per share (note 8):
Basic	$1.57	$1.00
Diluted	1.57	0.99
See accompanying notes to consolidated financial statements.
ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	64

CONSOLIDATED BALANCE SHEETS (IN MILLIONS OF CANADIAN DOLLARS)
December 31, 2008 and 2007	2008	2007
Assets
Current assets:
Accounts receivable, net of allowance for doubtful accounts of $163 (2007 - $151)	$1,403	$1,245
Other current assets (note 9)	442	304
Future income tax assets (note 7)	446	594
	2,291	2,143
Property, plant and equipment (note 10)	7,898	7,289
Goodwill (note 11(b))	3,024	3,027
Intangible assets (note 11(c))	2,761	2,086
Investments (note 12)	343	485
Derivative instruments (note 15(d))	507	-
Other long-term assets (note 13)	269	295
	$17,093	$15,325

Liabilities and Shareholders’ Equity
Current liabilities:
Bank advances, arising from outstanding cheques	$19	$61
Accounts payable and accrued liabilities	2,412	2,260
Current portion of long-term debt (note 14)	1	1
Current portion of derivative instruments (note 15(d))	45	195
Unearned revenue	239	225
	2,716	2,742
Long-term debt (note 14)	8,506	6,032
Derivative instruments (note 15(d))	616	1,609
Other long-term liabilities (note 16)	184	214
Future income tax liabilities (note 7)	344	104
	12,366	10,701
Shareholders’ equity (note 18)	4,727	4,624
	$17,093	$15,325

Guarantees (note 15(e)(ii))
Commitments (note 23)
Contingent liabilities (note 24)
Canadian and United States accounting policy differences (note 25)
Subsequent events (notes 24(d) and 26)
See accompanying notes to consolidated financial statements. On behalf of the Board:

Alan D. Horn, CA	Ronald D. Besse
Director	Director
65	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (IN MILLIONS OF CANADIAN DOLLARS)
	Class A Voting shares			Class B Non-Voting shares					Accumulated
									other
		Number			Number			Retained	comprehensive	Total
		of shares			of shares		Contributed	earnings	income	shareholders’
Years ended December 31, 2008 and 2007	Amount	(000s	)	Amount	(000s	)	surplus	(deficit)	(loss)	equity

Balances, December 31, 2006	$72	112,468		$425	523,232		$3,736	$(33)	$-	$4,200
Change in accounting policy related to financial instruments (note 2(h)(ii))	-	-		-	-		-	3	(214)	(211)
As restated, January 1, 2007	72	112,468		425	523,232		3,736	(30)	(214)	3,989
Net income for the year	-	-		-	-		-	637	-	637
Class A Voting shares converted to
Class B Non-Voting shares	-	(6)		-	6		-	-	-	-
Stock option plan amendment	-	-		-	-		(50)	-	-	(50)
Shares issued on exercise of stock options	-	-		46	3,767		(9)	-	-	37
Stock-based compensation	-	-		-	-		12	-	-	12
Dividends declared	-	-		-	-		-	(265)	-	(265)
Other comprehensive income	-	-		-	-		-	-	264	264
Balances, December 31, 2007	72	112,462		471	527,005		3,689	342	50	4,624
Net income for the year	-	-		-	-		-	1,002	-	1,002
Shares issued on exercise of stock options	-	-		21	502		-	-	-	21
Dividends declared	-	-		-	-		-	(638)	-	(638)
Repurchase of Class B
Non-Voting shares (note 18(c))	-	-		(4)	(4,077)		(129)	(4)	-	(137)
Other comprehensive loss	-	-		-	-		-	-	(145)	(145)
Balances, December 31, 2008	$72	112,462		$488	523,430		$3,560	$702	$(95)	$4,727
See accompanying notes to consolidated financial statements.
ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	66

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN MILLIONS OF CANADIAN DOLLARS)
Years ended December 31, 2008 and 2007	2008	2007
Net income for the year	$1,002	$637
Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	(146)	140
Gain on disposal	-	(2)
	(146)	138
Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	1,122	(635)
Reclassification to net income of foreign exchange gain (loss) on long-term debt	(1,274)	742
Reclassification to net income of accrued interest	110	119
	(42)	226
	(188)	364
Related income taxes	43	(100)
	(145)	264
Comprehensive income for the year	$857	$901
See accompanying notes to consolidated financial statements.
67	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN MILLIONS OF CANADIAN DOLLARS)
Years ended December 31, 2008 and 2007	2008	2007
Cash provided by (used in):
Operating activities:
Net income for the year	$1,002	$637
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,760	1,603
Impairment losses on goodwill, intangible assets and other long-term assets	294	-
Program rights and Rogers Retail rental amortization	146	92
Future income taxes	421	250
Unrealized foreign exchange loss (gain)	65	(46)
Change in fair value of derivative instruments	(64)	34
Loss on repayment of long-term debt	-	47
Stock option plan amendment	-	452
Stock-based compensation expense (recovery)	(100)	62
Amortization of fair value increment on long-term debt and derivatives	(5)	(6)
Other	3	10
	3,522	3,135
Change in non-cash operating working capital items (note 20(a))	(215)	(310)
	3,307	2,825
Investing activities:
Additions to property, plant and equipment (“PP&E”)	(2,021)	(1,796)
Change in non-cash working capital items related to PP&E	40	(20)
Acquisition of spectrum licences	(1,008)	-
Acquisitions, net of cash and cash equivalents acquired	(191)	(537)
Additions to program rights and CRTC commitments	(150)	(67)
Other	(7)	(18)
	(3,337)	(2,438)
Financing activities:
Issuance of long-term debt	4,474	5,476
Repayment of long-term debt	(3,335)	(5,623)
Premium on repayment of long-term debt	-	(59)
Financing costs incurred	-	(4)
Payment on re-couponing of cross-currency interest rate exchange agreements	(375)	-
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	(969)	(873)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	970	838
Repurchase of Class B Non-Voting shares	(137)	-
Issuance of capital stock on exercise of stock options	3	27
Dividends paid	(559)	(211)
	72	(429)
Increase (decrease) in cash and cash equivalents	42	(42)
Cash deficiency, beginning of year	(61)	(19)
Cash deficiency, end of year	$(19)	$(61)
Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.
For supplemental cash flow information see note 20(b).
See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABULAR AMOUNTS IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	NATURE OF THE BUSINESS

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, with substantially all of its operations and sales in Canada. RCI is engaged in wireless voice and data communications services through its Wireless segment (“Wireless”); cable television, high-speed Internet access, telephony, data networking and retailing of wireless, cable and video products and services (“Rogers Retail”) through its Cable segment (“Cable”); and radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment through its Media segment (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

2.	SIGNIFICANT ACCOUNTING POLICIES

(A)   BASIS OF PRESENTATION:
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from accounting principles generally accepted in the United States of America (“United States GAAP”) as described in note 25.

The consolidated financial statements include the accounts of RCI and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Investments over which the Company has joint control are accounted for by the proportionate consolidation method. Publicly traded investments where no control or significant influence exists are classified as available-for-sale investments and are recorded at fair value. Changes in fair value are recorded in other comprehensive income until such time as the investments are disposed of or impaired. Other investments where fair value is not readily available are recorded at cost. Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

Certain of the prior year comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

(B)    REVENUE RECOGNITION:
The Company’s principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:
(i)     Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;
(ii)    Revenue from airtime, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;
(iii)     Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

(iv)    Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless these fees are recorded as part of equipment revenue and, in Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;
(v)    Advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations and the period in which advertising is featured in the Company’s publications;
(vi)    Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;
(vii)   The Toronto Blue Jays Baseball Club’s (“Blue Jays”) revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and
(viii)  Discounts provided to customers related to combined purchases of Wireless, Cable and Media products and services are charged directly to the revenue for the products and services to which they relate.

The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and the Company’s relevant revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred

69	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, cable installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(C)    SUBSCRIBER ACQUISITION AND RETENTION COSTS:
Except as described in note 2(b)(iv), as it relates to cable installation costs, the Company expenses the costs related to the acquisition or retention of subscribers.

(D)    STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
On May 28, 2007, the Company’s employee stock option plans were amended to attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked-to-market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

Prior to May 28, 2007, the Company accounted for stock-based awards that were settled by issuance of equity instruments using the fair value method. The estimated fair value was amortized to expense over the period in which the related services were rendered, which was usually the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter.

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions and the Company makes certain defined contribution matches, which are recorded as compensation expense in the period made.

(E)    DEPRECIATION:
PP&E are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Mainly diminishing balance	5% to 6²/³%
Towers, head-ends and transmitters	Straight line	6²/³ % to 25%
Distribution cable and subscriber drops	Straight line	5% to 20%
Network equipment	Straight line	6²/³% to 33¹/³%
Wireless network radio base station equipment	Straight line	12½% to 14¹/³%
Computer equipment and software	Straight line	14¹/³% to 33¹/³%
Customer equipment	Straight line	20% to 33¹/³%
Leasehold improvements	Straight line	Over shorter of
estimated useful life
and lease term
Equipment and vehicles	Mainly diminishing balance	5% to 33¹/³%

(F)  INCOME TAXES:
Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. Income tax expense is generally the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(G)  FOREIGN CURRENCY TRANSLATION:
Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet dates and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. Foreign exchange gains or losses are primarily related to the translation of long-term debt.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(H)    FINANCIAL AND DERIVATIVE INSTRUMENTS:
(i)    Adoption of new financial instruments standards:
On January 1, 2008, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, Financial Instruments - Disclosures (“CICA 3862”), and CICA Handbook Section 3863, Financial Instruments - Presentation (“CICA 3863”).

CICA 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the year and at the balance sheet date, and how the entity manages those risks.

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of the Company’s financial instruments. The new disclosures pursuant to these new Handbook Sections are included in note 15.

(ii)   Financial instruments:
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges, retrospectively without restatement.

The impact of the adoption of these standards on opening accumulated other comprehensive income and on opening deficit at January 1, 2007 was as follows:

	Impact
	upon	Income tax	Net
	adoption	impact	impact
Available-for-sale investments	$213	$(2)	$211
Derivative instruments	(561)	136	(425)
Opening accumulated other comprehensive income	$(348)	$134	$(214)
Ineffective portion of hedging derivatives	$(10)	$2	$(8)
Early repayment option	19	(6)	13
Deferred transitional gain	54	(17)	37
Transaction costs	(59)	20	(39)
Opening deficit	$4	$(1)	$3

The Company’s financial assets are classified as available-for-sale or loans and receivables. Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income, until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case the impairment is recorded in income. Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. The Company determined that none of its financial assets are classified as held-for-trading or held-to-maturity and none of its financial liabilities are classified as held-for-trading.

The Company records all transaction costs for financial assets and financial liabilities in the consolidated statements of income as incurred.

(iii)  Derivative instruments:
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments. The fair value of the Company’s cross-currency interest rate exchange agreements (“Cross-Currency Swaps”) is determined using an estimated credit-adjusted mark-to-market valuation which involves increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit default swap spread (“CDS Spread”) for the relevant term and counterparty for each Cross-Currency Swap. In the case of Cross-Currency Swaps in an asset position (i.e., those Cross-Currency Swaps for which the counterparties owe the Company on a net basis), the CDS Spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of Cross-Currency Swaps in a liability position (i.e., those Cross-Currency Swaps for which the Company owes the counterparties on a net basis), the Company’s CDS Spread is added to the risk-free discount rate. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness is recognized in the consolidated statements of income immediately.

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. From time-to-time, these instruments include Cross-Currency Swaps, interest rate exchange agreements, foreign exchange forward contracts and, foreign exchange option agreements. All such instruments are only used for risk management purposes.

71	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

When hedge accounting is applied, the Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument’s inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying interest rate or foreign exchange risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items.

The Company also assesses the Cross-Currency Swaps accounted for as hedges for ineffectiveness on a quarterly basis. The measurement of ineffectiveness is recorded directly in the consolidated statements of income.

For those instruments that do not meet the above criteria, changes in their fair value are recorded in the consolidated statements of income.

(I)   CAPITAL DISCLOSURES:
Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. These new disclosures are included in note 21.

(J)   NET INCOME PER SHARE:
The diluted net income per share calculation considers the impact of employee stock options using the treasury stock method. There is no dilutive impact of employee stock options after May 28, 2007, due to the amendment to attach cash settled SARs to all new and previously granted options.

(K)   INVENTORIES AND ROGERS RETAIL RENTAL INVENTORY:
Inventories are primarily valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Rogers Retail rental inventory, which includes videocassettes, DVDs and video games, is amortized to its estimated residual value. The residual value of Rogers Retail rental inventory is recorded as a charge to operating expense upon the sale of Rogers Retail rental inventory. Amortization of Rogers Retail rental inventory is charged to cost of sales on a diminishing-balance basis over a six-month period.

(L)  DEFERRED CHARGES:
The direct costs paid to lenders to obtain revolving credit facilities are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods of up to five years.

(M)  PENSION BENEFITS:
The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses a discount rate determined by reference to market yields at the measurement dates to measure the accrued pension benefit obligation and uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of the employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the fair value of the plan assets at the beginning of the year.

The Company uses the following methods and assumptions for pension accounting:

(i)   The cost of pensions is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, compensation levels at the time of retirement and retirement ages of employees. Changes in these assumptions would impact future pension expense.

(ii)   For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(iii)  Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees.

(N)   PROPERTY, PLANT AND EQUIPMENT:
PP&E are recorded at cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

The cost of the initial cable subscriber installation is capitalized. Costs of all other cable connections and disconnections are expensed, except for direct incremental installation costs related to reconnect Cable customers, which are deferred to the extent of reconnect installation revenues. Deferred reconnect revenues and expenses are amortized over the related estimated service period.

(O)  ACQUIRED PROGRAM RIGHTS:
Acquired program rights for broadcasting are carried at the lower of cost less accumulated amortization, and net realizable value. Acquired program rights and the related liabilities are recorded on the consolidated balance sheets when the licence period begins and the program is available for use. The cost of acquired program rights is amortized over the expected performance period of the related programs. Net realizable value of acquired program rights is assessed using an industry standard methodology.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(P)  GOODWILL AND INTANGIBLE ASSETS:
(i)    Goodwill:
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

(ii)   Intangible assets:
Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(q). Intangible assets having an indefinite life, being spectrum and broadcast licences, are not amortized but are tested for impairment on an annual or more frequent basis by comparing their fair value to their carrying amount. An impairment loss on an indefinite life intangible asset is recognized when the carrying amount of the asset exceeds its fair value.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives as follows:

(Q)   IMPAIRMENT OF LONG-LIVED ASSETS:
The Company reviews long-lived assets, which include PP&E and intangible assets with finite useful lives, for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.

The Company tested long-lived assets with finite useful lives for impairment during 2008 and recorded a write-down of $51 million related to the Citytv CRTC commitments asset (note 13) and $14 million related to the Citytv brand name (note 11(a)(ii)). No impairment was recorded in 2007.

(R)   ASSET RETIREMENT OBLIGATIONS:
Asset retirement obligations are legal obligations associated with the retirement of PP&E that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to operating expenses.

(S)   USE OF ESTIMATES:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts and certain accrued liabilities, the ability to use income tax loss carryforwards and other future income tax assets and liabilities, capitalization of internal labour and overhead, useful lives of depreciable assets and intangible assets with finite useful lives, discount rates and expected returns on plan assets affecting pension expense and the deferred pension asset, estimation of credit spreads for determination of the fair value of derivative instruments and the recoverability of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows and discount rates. For business combinations, key areas of estimation and judgment include the allocation of the purchase price and related integration and severance costs.

Brand name - Rogers	20 years
Brand name - Fido	5 years
Brand name - Citytv	5 years
Subscriber bases	2¼ to 4²⁄3 years
Roaming agreements	12 years
Dealer networks	4 years
Marketing agreement	5 years

The Company tested goodwill and intangible assets with indefinite lives for impairment during 2008 and recorded a write-down of $154 million related to the goodwill of the conventional television reporting unit and $75 million related to the Citytv broadcast licence (note 11(a)). No impairment of goodwill and intangible assets with indefinite lives was recorded in 2007.

73	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded carrying amounts.

(T)  RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS:
(i)   Goodwill and intangible assets:
In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The Company is assessing the impact of the new standard on its consolidated financial statements.

(ii)  In October of 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standards on its consolidated financial statements.

(iii)  International Financial Reporting Standards (“IFRS”):
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has completed a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. As this assessment is finalized, the Company intends to disclose such impacts in its future consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.    SEGMENTED INFORMATION

(A)  OPERATING SEGMENTS:
The accounting policies of the segments are the same as those described in the significant accounting policies (note 2). The Company discloses segment operating results based on income before stock option plan amendment, integration and restructuring, stock-based compensation expense (recovery), adjustment for CRTC Part II fees decision, contract renegotiation fee, depreciation and amortization, impairment losses on goodwill, intangible assets and other long-term assets, interest on long-term debt, debt issuance costs, loss on repayment of long-term debt, foreign exchange gain (loss), change in fair value of derivative instruments, other income (expense) and income taxes, consistent with internal management reporting. This measure of segment operating results differs from operating income in the consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

	2008					2007
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals
Operating revenue	$6,335	$3,809	$1,496	$(305)	$11,335	$5,503	$3,558	$1,317	$(255)	$10,123
Cost of sales	1,005	197	178	(77)	1,303	703	186	173	(101)	961
Sales and marketing	691	466	269	(92)	1,334	653	519	226	(76)	1,322
Operating, general and administrative*	1,833	1,913	907	(15)	4,638	1,558	1,837	742	-	4,137
	2,806	1,233	142	(121)	4,060	2,589	1,016	176	(78)	3,703
Stock option plan amendment	-	-	-	-	-	46	113	84	209	452
Integration and restructuring	14	20	11	6	51	-	38	-	-	38
Stock-based compensation expense (recovery)*	(5)	(32)	(17)	(46)	(100)	11	11	10	30	62
Adjustment for CRTC Part II fees decision*	-	25	6	-	31	-	-	-	-	-
Contract renegotiation fee*	-	-	-	-	-	-	52	-	-	52
	2,797	1,220	142	(81)	4,078	2,532	802	82	(317)	3,099
Depreciation and amortization	588	791	76	305	1,760	560	737	52	254	1,603
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	294	-	294	-	-	-	-	-
Operating income (loss)	$2,209	$429	$(228)	$(386)	2,024	$1,972	$65	$30	$(571)	1,496
Interest on long-term debt					(575)					(579)
Debt issuance costs					(16)					-
Loss on repayment of long-term debt					-					(47)
Foreign exchange gain (loss)					(99)					54
Change in fair value of derivative instruments					64					(34)
Other income (expense), net					28					(4)
Income before income taxes					$1,426					$886
Additions to PP&E	$929	$886	$81	$125	$2,021	$822	$814	$77	$83	$1,796
Goodwill	$1,140	$982	$902	$-	$3,024	$1,140	$926	$961	$-	$3,027
Total assets	$8,357	$5,153	$1,941	$1,642	$17,093	$6,747	$5,211	$2,042	$1,325	$15,325
*Included with operating, general and administrative operating expenses in consolidated statements of income.

75	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, Cable consists of the following reportable segments:

	2008					2007
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable
Operating revenue	$2,878	$526	$417	$(12)	$3,809	$2,603	$571	$393	$(9)	$3,558
Cost of sales	-	-	197	-	197	-	-	186	-	186
Sales and marketing	248	26	192	-	466	257	75	187	-	519
Operating, general
and administrative*	1,459	441	25	(12)	1,913	1,338	484	24	(9)	1,837
	1,171	59	3	-	1,233	1,008	12	(4)	-	1,016
Stock option plan amendment*	-	-	-	-	-	106	2	5	-	113
Integration and restructuring	9	6	5	-	20	9	29	-	-	38
Stock-based expense (recovery) *	(30)	(1)	(1)	-	(32)	10	-	1	-	11
Adjustment for CRTC Part II fees decision*	25	-	-	-	25	-	-	-	-	-
Contract renegotiation fee*	-	-	-	-	-	52	-	-	-	52
	1,167	54	(1)	-	1,220	831	(19)	(10)	-	802
Depreciation and amortization					791					737
Operating income (loss)					$429					$65
Additions to PP&E	$829	$36	$21	$-	$886	$710	$83	$21	$-	$814
Goodwill	$982	$-	$-	$-	$982	$926	$-	$-	$-	$926
Total assets	$4,003	$1,210	$265	$(325)	$5,153	$3,330	$1,723	$257	$(99)	$5,211
*Included with operating, general and administrative operating expenses in consolidated statements of income.

(B)  PRODUCT REVENUE:
Revenue is comprised of the following:

	2008	2007
Wireless:
Postpaid	$5,548	$4,868
Prepaid	285	273
One-way messaging	10	13
Network revenue	5,843	5,154
Equipment sales	492	349
	6,335	5,503
Cable:
Cable Operations	2,878	2,603
Rogers Business Solutions (“RBS”)	526	571
Rogers Retail	417	393
Intercompany eliminations	(12)	(9)
	3,809	3,558
Media:
Advertising	758	629
Circulation and subscription	184	164
Retail	276	282
Blue Jays/Sports Entertainment	198	172
Other	80	70
	1,496	1,317
Corporate items and intercompany eliminations	(305)	(255)
	$11,335	$10,123

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    BUSINESS COMBINATIONS AND DIVESTITURES

(A)  2008 ACQUISITIONS AND DIVESTITURES
(i)    Outdoor Life Network:
On July 31, 2008, the Company acquired the remaining two-thirds of the shares of Outdoor Life Network that it did not already own, for cash consideration of $39 million. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective July 31, 2008. The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired. The preliminary estimated fair values of the assets acquired and liabilities assumed are as follows:

The goodwill has been allocated to the Cable reporting segment and is not tax deductible.

(iii)    channel m:
On April 30, 2008, the Company acquired the assets of Vancouver multicultural television station channel m, from Multivan Broadcast Corporation, for cash consideration of $61 million. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective April 30, 2008. The fair values of the assets acquired and liabilities assumed, which were finalized during 2008 are as follows:

Purchase price	$39	Purchase price	$61
Current assets	$11	Current assets	$5
Current liabilities	(3)	Broadcast licence	$9
Preliminary fair value of net assets acquired	$8	PP&E	6
Goodwill	$31	Current liabilities	(7)
		Fair value of net assets acquired	$13
The goodwill has been allocated to the Media reporting segment and is not tax deductible.		Goodwill	$48

(ii)   Aurora Cable TV Limited:
On June 12, 2008, the Company acquired 100% of the outstanding shares of Aurora Cable TV Limited (“Aurora Cable”) for cash consideration of $80 million, including a $16 million deposit paid during the first quarter of 2008. In addition, the Company contributed $10 million to simultaneously pay down certain credit facilities of Aurora Cable. Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective June 12, 2008. The fair values of the assets acquired and liabilities assumed, which were finalized during 2008 are as follows:

The goodwill has been allocated to the Media reporting segment and is tax deductible.

(iv)   CIKZ-FM Kitchener:
On January 27, 2008, the Company acquired the radio assets of CIKZ-FM Kitchener in exchange for: the net assets of CICX-FM Orillia; the redemption of an investment in the shares of the Kitchener station of $4 million; and $4 million in cash. The transaction was accounted for using the purchase method with the results of operations consolidated with those of the Company effective January 27, 2008.

(v)    Other:
During 2007, the Company announced its intention to divest of the assets of two television stations in British Columbia and Manitoba for approximately $6 million as part of the Canadian Radio-television and Telecommunication Commission (“CRTC”) approval to secure the Citytv acquisition. The transaction to divest these stations received CRTC approval on March 31, 2008 and the transaction closed on May 25, 2008.

During 2008, the Company made various other acquisitions, accounted for by the purchase method, for cash consideration of approximately $4 million.

Purchase price	$80
Current assets	$1
Subscriber base	13
PP&E	31
Current liabilities	(3)
Future income tax liabilities	(8)
Credit facilities	(10)
Fair value of net assets acquired	$24
Goodwill	$56

77	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2008, the Company announced that it had reached an agreement to increase its ownership of K-Rock 1057 Inc. to 100%. This transaction is subject to CRTC approval and is expected to close in 2009.

During 2008, the Company received CRTC approval of an agreement with Newfoundland Capital Corporation (“NCC”) to exchange its CIGM AM radio licence in Sudbury, Ontario for NCC’s CFDS AM licence in Halifax, Nova Scotia and to convert both of the AM licences to FM. In addition to the radio station exchange, the Company will pay cash consideration of $5 million. The transaction is expected to close in 2009.

(B)   2007 ACQUISITIONS:
(i)    Futureway Communications Inc.:
On June 22, 2007, the Company acquired the remaining 80% of the common shares that it did not already own and the outstanding stock options of Futureway Communications Inc. (“Futureway”) for cash consideration of $38 million. In addition, the Company contributed $48 million to Futureway to simultaneously repay obligations under capital leases, advances from affiliated companies and to terminate a services agreement. The total cash outlay for the acquisition was $86 million. At the same time, Cable entered into a marketing agreement with the former controlling shareholder of Futureway that entitles the Company to preferred marketing arrangements in certain new residential housing developments in the Greater Toronto Area. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective June 22, 2007. The fair values of the assets acquired and liabilities assumed in the Futureway acquisition are as follows:
Current assets	$4
PP&E	4
Marketing agreement	52
Other intangible assets	7
Future income tax assets	22
Current liabilities	(3)
Other liabilities	(48)
Fair value of net assets acquired	$38

(ii)   Citytv:
On October 31, 2007, the Company acquired certain real properties and 100% of the shares of the legal entities holding the operations of the Citytv network of five television stations in Canada, from CTVglobemedia Inc. for cash consideration of $405 million, including acquisition costs. The acquisition was accounted for using the purchase method, with the results of operations consolidated with those of the Company effective October 31, 2007.

During 2008, the Company finalized the purchase price allocation of the Citytv acquisition and the Company paid an additional $3 million as settlement for a working capital adjustment which increased the purchase price paid to $408 million. In addition to the working capital adjustment, valuations of certain tangible and intangible assets acquired were completed. The adjustments had the following effects on the purchase price allocation from that recorded and disclosed in the 2007 consolidated financial statements:

			Final
	As at		purchase
	December 31,		price
	2007	Adjustments	allocation
Purchase price	$405	$3	$408
Current assets	$33	$(2)	$31
Program inventory	25	(16)	9
PP&E	32	18	50
Brand name	26	-	26
Broadcast licence	86	-	86
Advertising bookings	-	6	6
Future income tax liabilities	(15)	-	(15)
Current liabilities	(32)	(16)	(48)
Other liabilities	(14)	6	(8)
Fair value of net assets acquired	$141	$(4)	$137
Goodwill	$264	$7	$271

The goodwill has been allocated to the Media reporting segment and is not tax deductible.

(iii)  Other:
On January 1, 2007, the Company acquired five Alberta radio stations for cash consideration of $43 million, including acquisition costs. The acquisition was accounted for using the purchase method, with $13 million allocated to net tangible assets acquired, $29 million allocated to broadcast licences acquired and $1 million allocated to goodwill, which is tax deductible, within the Media reporting segment.

During 2007, the Company made various other acquisitions for cash consideration of approximately $3 million.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.    INVESTMENT IN JOINT VENTURES

The Company has contributed certain assets to joint ventures involved in the provision of wireless broadband Internet service and in certain mobile commerce initiatives (note 11(c)). As at December	31, 2008 and 2007 and for the years then ended, proportionately consolidating these joint ventures resulted in the following increases (decreases) in the accounts of the Company:

	2008	2007
Current assets	$7	$7
Long-term assets	68	73
Current liabilities	4	6
Revenue	-	-
Expenses	29	25
Net income (loss) for the year	(29)	(25)

In March 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to a 50% owned joint venture for non-cash consideration of $58 million. Accordingly, the carrying value of spectrum licences was reduced by $5 million in 2007. A deferred gain of $24 million, being the portion of the excess of fair value over carrying value related to the other non-related venturer’s interest in the spectrum licences contributed by the Company, was recorded on contribution of these spectrum licences. This deferred gain is recorded in other long-term liabilities and is being amortized to income over seven years, of which $4 million was recognized in 2008 (2007 - $2 million). In addition to a cash contribution of $8 million, the other venturer also contributed its 2.3 GHz and 3.5 GHz spectrum licences valued at $50 million to the joint venture. The Company recorded an increase in spectrum licences and cash of $25 million and $4 million, respectively, related to its proportionate share of the contribution by the other venturer.

6.    INTEGRATION AND RESTRUCTURING EXPENSES

During 2008, the Company incurred $38 million (2007 - nil) of restructuring expenses related to severances resulting from the targeted restructuring of its employee base across all segments to improve its cost structure in light of the declining economic conditions. Included in accounts payable and accrued liabilities is $35 million as at December 31, 2008, which will be paid in 2009 and 2010.

During 2008, the Company incurred integration expenses of  $8 million (2007 - $14 million) related to acquisitions.

During 2008, the Company incurred $1 million (2007 - $24 million) of restructuring expenses related to RBS, which is related to severances resulting from staff reductions to reflect a reduction in customer acquisition efforts related to enterprise and larger business segments. Included in accounts payable and accrued liabilities as at December 31, 2008, is $2 million (2007 - $12 million) related to the severances, which will be paid in 2009.

During 2008, the Company incurred $4 million (2007 - nil) related to the closure of 18 underperforming store locations, primarily located in the province of Ontario.

79	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    INCOME TAXES

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2008	2007
Future income tax assets:
Non-capital income tax loss carryforwards	$377	$680
Capital loss carryforwards	37	16
Deductions relating to long-term debt and other transactions denominated in foreign currencies	39	100
Investments	13	-
PP&E and inventory	-	11
Liability for stock-based compensation	81	148
Ontario harmonization credit	65	-
Other deductible differences	149	131
Total future income tax assets	761	1,086
Less valuation allowance	144	119
	617	967
Future income tax liabilities:
PP&E and inventory	(126)	-
Investments	-	(6)
Goodwill and intangible assets	(367)	(441)
Other taxable differences	(22)	(30)
Total future income tax liabilities	(515)	(477)
Net future income tax asset	102	490
Less current portion	446	594
Long-term future income tax liabilities	$(344)	$(104)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax assets and available tax planning strategies in making this assessment.

To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future income tax assets.

The valuation allowance at December 31, 2008, includes $85 million of foreign future income tax assets, $37 million relating to capital loss carryforwards and $22 million relating to unrealized capital losses on U.S. dollar-denominated debt and certain investments.

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2008	2007
Statutory income tax rate	32.7%	35.2%
Computed income tax expense	$466	$312
Increase (decrease) in income taxes resulting from:
Difference between rates applicable to subsidiaries	(2)	(12)
Change in valuation allowance	19	(20)
Vidéotron termination payment	-	(25)
Effect of tax rate changes	(33)	47
Stock-based compensation	5	(17)
Ontario harmonization credit	(65)	-
Impairment losses on goodwill and intangible assets not deductible for tax	51	-
Benefits relating to changes to prior year tax filing positions and other items	(17)	(36)
Income tax expense	$424	$249

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2000, the Company received a $241 million payment (the “Termination Payment”) from Le Group Vidéotron Ltée (“Vidéotron”) in respect of the termination of a merger agreement between the Company and Vidéotron. In 2006, the Company received a Notice of Reassessment from the Canada Revenue Agency (“CRA”) in respect of the Termination Payment. The Company challenged the Notice of Reassessment and, in 2006, recorded a future income tax charge of $25 million based on the expected resolution of this issue. During the year ended December 31, 2007, the Company was advised by the CRA that its challenge was successful and, as a result, a future income tax recovery of $25 million was recorded to reverse the charge recorded in 2006.

During 2008, the Company recorded the benefit of an income tax credit of $65 million arising from the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system. The resulting income tax credit will be available to reduce future Ontario income taxes over the next five years.

During 2008, the Company recorded an increase in its valuation allowance of $25 million. Of this increase, $19 million relates to future tax assets in foreign jurisdictions and was recorded as an increase in income tax expense in the statement of income. The remaining $6 million relates primarily to unrealized losses on investments and financial instruments and was charged to other comprehensive income.

During 2007, the Company recorded a future income tax recovery of $20 million relating to a decrease in the valuation allowance recorded primarily in respect of realized and unrealized capital losses.

As at December 31, 2008, the Company has the following Canadian non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2009	$24
2010	19
2011 - 2013	-
Thereafter	868
$911

In addition to the amounts above, as at December 31, 2008, the Company had approximately $162 million in non-capital income tax losses in foreign subsidiaries expiring between 2021 and 2028.

As at December 31, 2008, the Company had approximately $263 million of available capital losses to offset future capital gains.

8.    NET INCOME PER SHARE

The following table sets forth the calculation of basic and diluted net income per share:

	2008	2007
Numerator:
Net income for the year, basic and diluted	$1,002	$637
Denominator (in millions):
Weighted average number of shares outstanding - basic	638	638
Effect of dilutive securities:
Employee stock options	-	4
Weighted average number of shares outstanding - diluted	638	642
Net income per share:
Basic	$1.57	$1.00
Diluted	1.57	0.99

Employee stock options are not considered dilutive after the May 28, 2007 amendment to stock option plans (note 19(a)(i)).

81	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   OTHER CURRENT ASSETS

	2008	2007
Inventories	$256	$110
Prepaid expenses	99	86
Acquired program rights	43	45
Rogers Retail rental inventory	29	32
Deferred compensation	12	10
Other	3	21
	$442	$304

Amortization expense for Rogers Retail rental inventory is charged to cost of sales and amounted to $43 million in 2008  (2007 - $46 million). The costs of acquired program rights are amortized to operating, general and administrative expenses over the expected performances of the related programs and amounted to $103 million in 2008 (2007 - $46 million). Cost of sales includes $1,260 million (2007 - $915 million) of inventory costs.

10. PROPERTY, PLANT AND EQUIPMENT

Details of PP&E are as follows:

	2008			2007
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value

Land and buildings	$762	$156	$606	$662	$133	$529
Towers, head-ends and transmitters	1,179	705	474	998	566	432
Distribution cable and subscriber drops	4,874	2,802	2,072	4,562	2,542	2,020
Network equipment	5,320	2,805	2,515	4,749	2,393	2,356
Wireless network radio base station equipment	1,459	876	583	1,250	770	480
Computer equipment and software	2,424	1,730	694	2,068	1,518	550
Customer equipment	1,260	787	473	1,068	614	454
Leasehold improvements	349	193	156	316	175	141
Equipment and vehicles	825	500	325	754	427	327
	$18,452	$10,554	$7,898	$16,427	$9,138	$7,289

Depreciation expense for 2008 amounted to $1,456 million (2007 - $1,303 million).	PP&E not yet in service and, therefore, not depreciated at December 31, 2008 amounted to $853 million (2007 - $614 million).
.
11. GOODWILL AND INTANGIBLE ASSETS

(A) IMPAIRMENT:
(i)   Goodwill:

In the fourth quarter of 2008, the Company determined that the fair value of its conventional television reporting unit was lower than its carrying value. This primarily resulted from weakening of industry expectations in the conventional television business and declines in advertising revenues. As a result, the Company recorded a goodwill impairment charge of $154 million related to its conventional television reporting unit, which is included in the Company’s Media operating segment.

In assessing whether or not there is an impairment, the Company uses a combination of approaches to determine the fair value of a reporting unit, including both the discounted cash flows and market approaches. If there is an indication of impairment, the Company uses a discounted cash flow model in estimating the amount of impairment. Under the discounted cash flows approach, the Company estimates the discounted future cash flows for three to seven years, depending on the reporting unit, and a terminal value. The future cash flows are based on the Company’s estimates

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and include consideration for expected future operating results, economic conditions and a general outlook for the industry in which the reporting unit operates. The discount rates used by the Company consider debt to equity ratios and certain risk premiums. The terminal value is the value attributed to the reporting unit’s operations beyond the projected time period of 2011 or 2015 using a perpetuity rate based on expected economic conditions and a general outlook for the industry. Under the market approach, the Company estimates the fair value of the reporting unit by multiplying normalized earnings before interest, income taxes and depreciation and amortization by multiples based on market inputs.

The Company has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions may negatively impact future valuations of reporting units and goodwill which would result in further goodwill impairment losses.

(ii)  Intangible assets:

In the fourth quarter of 2008, the Company recorded an impairment charge of $75 million relating to the Citytv broadcast licences. Using the Greenfield income approach (in which the value is determined based on the present value of required resources and eventual returns of the broadcast licences), and replacement cost, the Company determined the fair value of the Citytv broadcast licences to be lower than their carrying value.

In addition, the Company recorded an impairment charge of $14 million related to the Citytv brand name as the Citytv asset group was determined to be impaired and its carrying value exceeded its fair value. The Company determined the fair value of the Citytv brand name using the Capitalized Royalty Method.

The fair values of the broadcast licences and brand name declined primarily as a result of the weakening of industry expectations in the conventional television business and declines in advertising revenues.

The Company has made certain assumptions within the Greenfield income approach and Capitalized Royalty Method which may differ or change quickly depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions may negatively impact future valuations of intangible assets which would result in further impairment losses.

(B) GOODWILL:
A summary of the changes to goodwill is as follows:

	2008	2007
Opening balance	$3,027	$2,779
Acquisition of Outdoor Life Network (note 4(a)(i))	31	-
Acquisition of Aurora Cable (note 4(a)(ii))	56	-
Acquisition of channel m (note 4(a)(iii))	48	-
Other acquisitions and adjustments	9	(6)
Adjustments to Citytv purchase price allocation (note 4(b)(ii))	7	264
Reduction in valuation allowance for acquired future income tax assets	-	(10)
Impairment charge on conventional television reporting unit (note 11(a)(i))	(154)	-
	$3,024	$3,027

(C) INTANGIBLE ASSETS :
Details of intangible assets are as follows:

	2008				2007
	Cost prior		Impairment
	to impairment	Accumulated	losses	Net book		Accumulated	Net book
	losses	amortization	(note 11(a)(ii))	value	Cost	amortization	value
Indefinite life:
Spectrum licences	$1,929	$-	$-	$1,929	$921	$-	$921
Broadcast licences	164	-	75	89	147	-	147
Definite life:
Brand names	437	158	14	265	437	116	321
Subscriber bases	999	900	-	99	1,046	790	256
Roaming agreements	523	181	-	342	523	138	385
Dealer networks	41	41	-	-	41	32	9
Wholesale agreement	13	13	-	-	13	13	-
Marketing agreement	52	15	-	37	52	5	47
Advertising bookings	6	6	-	-	-	-	-
Baseball player contracts	-	-	-	-	120	120	-
	$4,164	$1,314	$89	$2,761	$3,300	$1,214	$2,086

83	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company participated in the Advanced Wireless Services spectrum auction in Canada which concluded on July 21, 2008, and acquired 20 MHz of spectrum across all 13 provinces and territories. The payments made to Industry Canada for the spectrum during the year ended December 31, 2008, totalled approximately $1,002 million. In addition, $6 million of incremental costs associated with the acquisition of the spectrum licences were capitalized, resulting in a total cost of $1,008 million. This amount has been recorded as part of the spectrum licences. The Company has determined that these licences have indefinite lives for accounting purposes and are, therefore, not being amortized.

During 2008, broadcast licences increased by $17 million as a result of acquisitions and decreased by $75 million to reflect impairment of the carrying amount of the Citytv broadcast licence (note 11(a)(ii)).

During 2008, brand names decreased by $14 million to reflect impairment of the carrying amount of the Citytv brand name (note 11(a)(ii)).

During 2008, subscriber bases increased by $13 million resulting from the acquisition of Aurora Cable (note 4(a)(ii)).

During 2008, the valuation of intangible assets acquired as part of the Citytv acquisition was finalized (note 4(b)(ii)). This resulted in a $6 million increase in advertising bookings.

Amortization of brand names, subscriber bases, baseball player contracts, roaming agreements, dealer networks, wholesale agreements and marketing agreement amounted to $280 million for the year ended December 31, 2008 (2007 - $282 million).

During 2007, the Company entered into a marketing agreement with the former controlling shareholder of Futureway (note 4(b) (i)). The marketing agreement had a fair value of $52 million on acquisition.

During 2007, brand names increased by $26 million resulting from the acquisition of Citytv (note 4(b)(ii)).

During 2007, broadcast licences increased by $117 million and subscriber bases by $1 million as a result of acquisitions.

During 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to its 50% owned joint venture (note 5). The Company also recorded an increase in spectrum licences of $25 million as a result of contributions by the other venturer, related to the Company’s proportionate share of the contribution. Accordingly, the carrying value of spectrum licences was increased by approximately $20 million.

12. INVESTMENTS

	2008			2007
			Carrying	Carrying
	Number	Description	value	value

Publicly traded companies, at quoted market value:
Cogeco Cable Inc.	6,595,675	Subordinate Voting Common shares	$228	315
Cogeco Inc.	3,399,800	Subordinate Voting Common shares	85	134
Other publicly traded companies			6	16
			319	465
Private companies, at cost:			17	8
Investments accounted for by the equity method			7	12
			$343	$485

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. OTHER LONG-TERM ASSETS

	2008	2007
Deferred pension asset	$62	$39
Acquired program rights	48	41
Indefeasible right of use agreements	31	30
Deferred compensation	25	29
Long-term receivables	25	12
CRTC commitments	24	72
Deferred installation costs	16	18
Deferred commissions	13	14
Cash surrender value of life insurance	10	16
Long-term debt prepayment option	4	13
Other	11	11
	$269	$295

Amortization of certain long-term assets for 2008 amounted to $24 million (2007 - $20 million). Accumulated amortization as at December 31, 2008, amounted to $76 million (2007 - $77 million). During 2008, the Company recorded an impairment charge of $51 million related to CRTC commitments as the carrying value of the Citytv asset group was determined to be in excess of fair value during impairment testing (note 11(a)(ii)).

During 2008, the CRTC commitments increased by $24 million, due to the CRTC grant of two new television licences ($10 million over seven years) and one new radio station ($1 million over six years), and the acquisition of channel m ($8 million over seven years), Outdoor Life Network ($4 million over seven years), and CIKZ-FM Kitchener ($1 million over seven years). In 2007, the CRTC commitments increased by $63 million due to the acquisition of five Citytv stations across Canada ($61 million over seven years) and five radio stations in Northern Alberta ($2 million over seven years). The liability for CRTC committed expenditures is recorded upon granting of the licence with a corresponding asset. The liability is reduced as the qualifying expenditures are made. The amount of these liabilities, included in accounts payable and accrued liabilities and other long-term liabilities, is $83 million at December 31, 2008 (2007 - $87 million). Deferred charges related to these commitments are being amortized over periods ranging from six to seven years.

85	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. LONG-TERM DEBT

	Due	Principal	Interest
	date	amount	rate	2008	2007
Corporate:
Bank credit facility			Floating	$585	$1,240
Senior Notes	2018	$ U.S.1,400	6.80%	1,714	-
Senior Notes	2038	U.S. 350	7.50%	429	-
Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S. 490	9.625%	600	484
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	575	464
Senior Notes	2014	U.S. 750	6.375%	918	741
Senior Notes	2015	U.S. 550	7.50%	673	543
Senior Subordinated Notes	2012	U.S. 400	8.00%	490	395
Fair value increment arising from purchase accounting				12	17

Formerly Rogers Cable Inc.:
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	429	346
Senior Notes	2013	U.S. 350	6.25%	429	346
Senior Notes	2014	U.S. 350	5.50%	429	346
Senior Notes	2015	U.S. 280	6.75%	343	277
Senior Debentures	2032	U.S. 200	8.75%	245	198
Capital leases and other			Various	1	1
				8,507	6,033
Less current portion				1	1
				$8,506	$6,032

(A)  ISSUANCE OF SENIOR NOTES:
On August 6, 2008, the Company issued U.S. $1.4 billion of 6.80% Senior Notes which mature on August 15, 2018 and U.S. $350 million of 7.50% Senior Notes which mature on August 15, 2038. Each of these notes is redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. Debt issuance costs of $16 million related to this issuance were incurred and expensed in 2008. Simultaneously, the Company entered into Cross-Currency Swaps (note 15(d)(iii)).

(B)  REORGANIZATION OF LONG-TERM DEBT:
On June 29, 2007, the $1 billion Cable bank credit facility, the $700 million Wireless bank credit facility and the $600 million Media bank credit facility were cancelled and the Company entered into a new unsecured $2.4 billion bank credit facility, the initial proceeds of which were used to repay and cancel each of the Cable, Wireless and Media bank credit facilities.

On July 1, 2007, the Company completed an intracompany amalgamation of RCI and certain of its wholly owned subsidiaries, including Rogers Cable Inc. and Rogers Wireless Inc. The amalgamated entity continues as Rogers Communications Inc. and Rogers Cable Inc. and Rogers Wireless Inc. are no longer separate corporate entities and have ceased to be reporting issuers. This intracompany amalgamation does not impact the consolidated results previously reported by the Company. In addition, the operating subsidiaries of Rogers Cable Inc. and Rogers Wireless Inc. were not part of and were not impacted by the amalgamation.

As a result of the amalgamation, on July 1, 2007, Rogers Communications Inc. assumed all of the rights and obligations under all of the outstanding Rogers Cable Inc. and Rogers Wireless Inc. public debt indentures and Cross-Currency Swaps. As part of the amalgamation process, on June 29, 2007, Rogers Cable Inc. and Rogers Wireless Inc. released all security provided by bonds issued under the Rogers Cable Inc. deed of trust and the Rogers Wireless Inc. deed of trust for all of the then-outstanding Rogers Cable Inc. and Rogers Wireless Inc. senior public debt and Cross-Currency Swaps. As a result, none of the senior public debt or Cross-Currency Swaps remain secured by such bonds effective as of June 29, 2007.

As a result of these actions, the outstanding public debt and Cross-Currency Swaps and the new $2.4 billion bank credit facility are unsecured obligations of Rogers Communications Inc. The Rogers Communications Inc. public debt originally issued by Rogers Cable Inc. has Rogers Cable Communications Inc. (“RCCI”), a wholly owned subsidiary, as a co-obligor and Rogers Wireless

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Partnership (“RWP”), a wholly owned subsidiary, as an unsecured guarantor while the Rogers Communications Inc. public debt originally issued by Rogers Wireless Inc. has RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP have provided unsecured guarantees for the new bank credit facility and the Cross-Currency Swaps. Accordingly, Rogers Communications Inc.’s bank debt, senior public debt and Cross-Currency Swaps now rank pari passu on an unsecured basis. The Company’s subordinated public debt remains subordinated to its senior debt.

(C) BANK CREDIT FACILITY:
(i)   Corporate bank credit facility:
The RCI credit facility provides the Company with up to $2.4 billion from a consortium of Canadian financial institutions. The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013, and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 0.5% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers’ acceptance rate or the London Inter-Bank Offered Rate (“LIBOR”). The Company’s bank credit facility is unsecured and ranks pari passu with the Company’s senior public debt and Cross-Currency Swaps. The bank credit facility requires that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

(ii)  Cancelled wireless bank credit facility:
Prior to its repayment and cancellation in June 2007, Wireless’ bank credit facility provided Wireless with up to $700 million from a consortium of Canadian financial institutions. Interest rates under the bank credit facility ranged from the bank prime rate or base rate to the bank prime rate or base rate plus 1.75% per annum, the bankers’ acceptance rate plus 1.0% to 2.75% per annum and LIBOR plus 1.0% to 2.75% per annum.

(iii)  Cancelled Cable bank credit facility:
Prior to its repayment and cancellation in June 2007, Cable’s bank credit facility provided Cable with up to $1 billion of available credit, comprised of a $600 million Tranche A credit facility and a $400 million Tranche B credit facility, both of which were available on a fully revolving basis until maturity on July 2, 2010, and there were no scheduled reductions prior to maturity. The interest rate charged on the Cable bank credit facility ranged from nil to 2.0% per annum over the bank prime rate or base rate or 0.625% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.

(iv)  Cancelled Media bank credit facility:
Prior to its repayment and cancellation in June 2007, Media’s bank credit facility provided Media with up to $600 million from a consortium of Canadian financial institutions. Borrowings under this facility were available to Media for general corporate purposes on a fully revolving basis until the facility was cancelled. The interest rates charged on this credit facility ranged from the bank prime rate or U.S. base rate plus nil to 2.0% per annum and the bankers’ acceptance rate or LIBOR plus 1.0% to 3.0% per annum.

(D)   SENIOR NOTES AND DEBENTURES AND SENIOR SUBORDINATED NOTES:
Interest is paid semi-annually on all of the Company’s notes and debentures.

Each of the Company’s Senior Notes and Debentures and Senior Subordinated Notes is redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

The Company’s U.S. $400 million Senior Subordinated Notes are redeemable in whole or in part, at the Company’s option, at any time up to December 15, 2008, subject to a certain prepayment premium and at any time on or after December 15, 2008, at 104.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2010. At December 31, 2008, the fair value of this prepayment option is $4 million (2007 - $13 million).

(E)   FAIR VALUE INCREMENT ARISING FROM PURCHASE ACCOUNTING:
The fair value increment on long-term debt is a purchase accounting adjustment required by GAAP as a result of the acquisition of the minority interest of Wireless during 2004. under GAAP, the purchase method of accounting requires that the assets and liabilities of an acquired enterprise be revalued to fair value when allocating the purchase price of the acquisition. The fair value increment is amortized over the remaining term of the related debt and recorded as part of interest expense. The fair value increment, applied to the specific debt instruments to which it relates, results in the following carrying values at December 31, 2008 and 2007 of the debt in the Company’s consolidated accounts:

		2008	2007
Senior Notes, due 2011	9.625%	$621	$507
Senior Notes, due 2011	7.625%	461	461
Senior Notes, due 2012	7.25%	577	466
Senior Notes, due 2014	6.375%	905	728
Senior Notes, due 2015	7.50%	675	545
Senior Subordinated Notes, due 2012	8.00%	489	397
Total		$3,728	$3,104

87	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(F) DEBT REPAYMENTS:
On February 6, 2007, the Company repaid at maturity, the aggregate principal amount outstanding of Cable’s $450 million 7.60% Senior Notes.

On May 3, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless’ U.S. $550 million ($609 million) Floating Rate Senior Notes due 2010 at a redemption premium of 2%, or $12 million.

On June 21, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless’ U.S. $155 million ($166 million) 9.75% Senior Debentures due 2016 at a redemption premium of 28.416%. The Company incurred a net loss on repayment of the Senior Debentures aggregating $47 million, including aggregate redemption premiums of $59 million offset by a write-down of a previously recorded fair value increment of $12 million.

In conjunction with the May 3, 2007, redemption of Wireless’ U.S. $550 million Floating Rate Senior Notes due 2010 and the June 21, 2007, redemption of Wireless’ U.S. $155 million 9.75% Senior Debentures due 2016, the Company incurred a net cash outlay of $35 million on settlement of Cross-Currency Swaps and forward contracts (note 15(d)).

(G) WEIGHTED AVERAGE INTEREST RATE:
The Company’s effective weighted average interest rate on all long-term debt, as at December 31, 2008, including the effect of all of the derivative instruments, was 7.29% (2007 - 7.53%).

(H) PRINCIPAL REPAYMENTS:
As at December 31, 2008, principal repayments due within each of the next five years and thereafter on all long-term debt are as follows:

(I)    FOREIGN EXCHANGE:
Foreign exchange losses related to the translation of long-term debt recorded in the consolidated statements of income totalled $65 million (2007 - gain of $46 million).

(J)   TERMS AND CONDITIONS:
The provisions of the Company’s $2.4 billion bank credit facility described above impose certain restrictions on the operations and activities of the Company, the most significant of which are debt maintenance tests.

In addition, certain of the Company’s Senior Notes and Debentures described above (including the Company’s 9.625% Senior Notes due 2011, 7.875% Senior Notes due 2012, 6.25% Senior Notes due 2013 and 8.75% Senior Debentures due 2032) contain debt incurrence tests as well as restrictions upon additional investments, sales of assets and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment grade ratings by at least two of three specified credit rating agencies. As at December 31, 2008, all of these public debt securities were assigned an investment grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended for so long as such investment grade ratings are maintained. The Company’s other Senior Notes and its Senior Subordinated Notes do not contain any such restrictions, regardless of the credit ratings for such securities.

In addition to the foregoing, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

At December 31, 2008 and 2007, the Company was in compliance with all of the terms and conditions of its long-term debt agreements.

2009	$1
2010	-
2011	1,235
2012	1,494
2013	1,014
Thereafter	4,751
$8,495

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(A)  OVERVIEW:
The Company is exposed to credit risk, liquidity risk and market risk. The Company’s primary risk management objective is to protect its income and cash flows and, ultimately, shareholder value. Risk management strategies, as discussed below, are designed and implemented to ensure the Company’s risks and the related exposures are consistent with its business objectives and risk tolerance.

(B)  CREDIT RISK:
Credit risk represents the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

The Company’s credit risk is primarily attributable to its accounts receivable. The amounts disclosed in the consolidated balance sheets are net of allowances for doubtful accounts, estimated by the Company’s management based on prior experience and their assessment of the current economic environment. The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures and an overall loss component established based on historical trends. At December 31, 2008, the Company had accounts receivable of $1,403 million (2007 - $1,245 million), net of an allowance for doubtful accounts of $163 million (2007 - $151 million), which adequately reflects the Company’s credit risk. At December 31, 2008, $614 million (2007 - $598 million) of accounts receivable is considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company believes that the concentration of credit risk of accounts receivable is limited due to its broad customer base, dispersed across varying industries and geographic locations throughout Canada.

The Company has established various internal controls, such as credit checks, deposits on account and billing in advance, designed to mitigate credit risk and has also established procedures to suspend the availability of services when customers have fully utilized approved credit limits or have violated established payment terms. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that the Company’s current credit loss experience will continue.

There is no significant credit risk related to the Company’s investments. Credit risk is managed through conducting financial and other assessments of these investments on an ongoing basis.

Credit risk of Cross-Currency Swaps arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poor’s rating (or the equivalent) ranging from A+ to AA-. The Company does not require collateral or other security to support the credit risk associated with Cross-Currency Swaps due to the Company’s assessment of the creditworthiness of the counterparties. The obligations under U.S. $5,550 million aggregate notional amount of the Cross-Currency Swaps are unsecured and generally rank equally with the Company’s senior indebtedness. The credit risk of the counterparties is taken into consideration in determining fair value for accounting purposes (note 15(d)).

(C)   LIQUIDITY RISK:
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 21 to the consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2008, the undrawn portion of the Company’s bank credit facility was approximately $1.8 billion. utilizations include advances borrowed under the bank credit facility and issuances of letters of credit.

89	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company’s financial liabilities at December 31, 2008:

	Carrying	Contractual	Less than	1 to 3	4 to 5		More than
	amount	cash flows	1 year	years	years		5 years
Bank advances, including outstanding cheques	$19	$19	$19	$-	$-		$-
Accounts payable and accrued liabilities	2,412	2,412	2,412	-	-		-
Bank credit facility	585	585	-	-	585		-
Other long-term debt	7,910	7,910	1	1,235	1,923		4,751
Other long-term liabilities	184	184	4	81	43		56
Derivative instruments:
Cash outflow (Canadian dollar)		6,687	-	780	1,570		4,337
Cash inflow
(Canadian dollar equivalent of U.S. dollar)		(6,796)	-	(612)	(1,433	)*	(4,751	)*
Net cash flows of derivative instruments	154	(109)	-	168	137		(414)
	$11,264	$11,001	$2,436	$1,484	$2,688		$4,393
*Represents Canadian dollar equivalent amount of U.S. dollar inflows matched to an equal amount of U.S. dollar maturities in “other long-term debt”.

In addition to the amounts noted above, at December 31, 2008, net interest payments over the life of the long-term debt and bank credit facility, including derivative instruments, are:

	Less than	1 to 3	4 to 5	More than
	1 year	years	years	5 years
Interest payments	$618	$1,188	$797	$1,742

(D)  MARKET RISK:
Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company’s publicly traded investments, the Company’s share price, foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

(i)   Publicly traded investments:
The Company manages its risk related to fluctuations in the market prices of its publicly traded investments by regularly conducting financial reviews of publicly available information related to its publicly traded investments to ensure that any risks are within established levels of risk tolerance. The Company does not routinely engage in risk management practices such as hedging, derivatives or short selling with respect to its publicly traded investments.

At December 31, 2008, a $1 change in the market price per share of the Company’s publicly traded investments would have resulted in an $8 million change in the Company’s other comprehensive income, net of income taxes of $2 million.

(ii)  Company’s share price:
In addition, market risk arises from accounting for the Company’s stock-based compensation. All of the Company’s outstanding stock options are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current share price and the option exercise price. The intrinsic value of the liability is marked-to-market each period, and stock-based compensation expense is impacted by the change in the price of the Company’s Class B Non-Voting shares during the life of the option. At December 31, 2008, a $1 change in the market price of the Company’s Class B Non-Voting shares would have resulted in a change of $7 million in net income, net of income taxes of $3 million.

(iii)  Foreign exchange and interest rates:
The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include Cross-Currency Swaps, and, from time to time, interest rate exchange agreements, foreign exchange forward contracts and foreign exchange option agreements. All such agreements are only used for risk management purposes.

Effective August 6, 2008, in conjunction with the issuance of the U.S. $1.4 billion Senior Notes due 2018, and the U.S. $350 million Senior Notes due 2038, the Company entered into an aggregate  U.S. $1.75 billion notional principal amount of Cross-Currency Swaps. An aggregate U.S. $1.4 billion notional principal amount of these Cross-Currency Swaps hedge the principal and interest obligations for the U.S. $1.4 billion Senior Notes due 2018 through to maturity in 2018, while the remaining U.S. $350 million aggregate notional principal amount of these Cross-Currency Swaps hedge the principal

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and interest obligations on the $350 million Senior Notes due 2038 for 10 years to August 15, 2018. These Cross-Currency Swaps have the effect of: (a) converting the U.S. $1.4 billion aggregate principal amount of Senior Notes due 2018 from a fixed coupon rate of 6.80% into Cdn. $1,435 million at a weighted average fixed interest rate of 6.80%; and (b) converting the U.S. $350 million aggregate principal amount of Senior Notes due 2038 from a fixed coupon rate of 7.50% into Cdn. $359 million at a weighted average fixed interest rate of 7.53%. The Cross-Currency Swaps hedging the Senior Notes due 2018 have been designated as effective hedges against the designated U.S. dollar-denominated debt for accounting purposes, while the Cross-Currency Swaps hedging the Senior Notes due 2038 have not been designated as hedges for accounting purposes.

Also effective on August 6, 2008, the Company re-couponed three of its existing Cross-Currency Swaps by terminating the original Cross-Currency Swaps aggregating U.S. $575 million notional principal amount and simultaneously entering into three new Cross-Currency Swaps aggregating U.S. $575 million notional principal amount at then current market rates. In each case, only the fixed foreign exchange rate and the Canadian dollar fixed interest rate were changed and all other terms for the new Cross-Currency Swaps are identical to the respective terminated Cross-Currency Swaps they are replacing. The termination of the three original Cross-Currency Swaps resulted in the Company paying U.S. $360 million (Cdn. $375 million) for the aggregate out-of-the-money fair value for the terminated Cross-Currency Swaps on the date of termination, thereby reducing by an equal amount, the fair value of the derivative instruments liability on that date. The three new Cross-Currency Swaps have the effect of converting U.S. $575 million aggregate notional principal amount of U.S. dollar denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into notional Cdn. $589 million ($1.025 exchange rate) at a weighted average Canadian dollar fixed interest rate of 6.88%. In comparison, the original Cross-Currency Swaps had the effect of converting U.S. $575 million aggregate notional principal amount of U.S. dollar-denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into notional Cdn. $815 million ($1.4177 exchange rate) at a weighted average Canadian dollar fixed interest rate of 7.89%. Each of the three new Cross-Currency Swaps has been designated as a hedge against the designated U.S. dollar-denominated debt for accounting purposes.

Prior to the termination of the Cross-Currency Swaps noted above, changes in the fair value of these Cross-Currency Swaps had been recorded in accumulated other comprehensive income and were periodically reclassified to income to offset foreign exchange gains or losses on related debt or to modify interest expense to its hedged amount. The remaining balance in accumulated other comprehensive income relating to these terminated Cross-Currency Swaps on the termination date was $144 million. The portion related to future periodic exchanges of interest of $68 million, net of income taxes of $26 million, will be recorded in income over the remaining life of the specific debt securities to which the settled hedging items related using the effective interest rate method. The portion of the remaining balance that relates to the future principal exchange of $43 million, net of income taxes of $7 million, will remain in accumulated other comprehensive income until such time as the related debt is settled. The total amortization of re-couponed Cross-Currency Swaps is $3 million for 2008 and is recorded in interest expense.

In addition, two Cross-Currency Swaps matured on December 15, 2008. These Cross-Currency Swaps hedged the foreign exchange risk related to the U.S. $400 million 8.00% Senior Subordinated Notes due 2012. As a result of the maturity of these Cross-Currency Swaps, the Company’s U.S. $400 million 8.00% Senior Subordinated Notes due 2012 are no longer hedged. Proceeds of $494 million (U.S. $400 million) were received on the settlement of the Cross-Currency Swaps and a payment of $475 million was made. In addition, upon settlement of forward foreign exchange contracts on December 15, 2008, proceeds of $476 million were received and payments on the forward contracts of $494 million (U.S. $400 million) were made.

The effect of estimating the credit-adjusted fair value of Cross-Currency Swaps at December 31, 2008 is illustrated in the table below. As at December 31, 2008, the net liability of the Company’s swap portfolio increased by $10 million to $154 million versus the net liability calculated using risk-free rates. The increase in the net liability is a result of the estimated fair value of the Cross-Currency Swaps in an asset position decreasing by $65 million while the estimated fair value of the Cross-Currency Swaps in a liability position decreased by $55 million. In 2007, the estimated fair value, being carrying amount, was determined on a risk-free basis.

	Cross-	Cross-
	Currency	Currency
	Swaps in an	Swaps in a	Net
	asset	liability	liability
	position	position	position
	(A)	(B)	(A) + (B)

Mark-to-market value - risk-free analysis	$572	$(716)	$(144)
Mark-to-market value - credit-adjusted estimate (carrying value)	507	(661)	(154)
Difference	$(65)	$55	$(10)

91	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Of the $10 million change, $7 million was recorded in the consolidated statements of income related to Cross-Currency Swaps not accounted for as hedges and $3 million related to Cross-Currency Swaps accounted for as hedges was recorded in other comprehensive income.

At December 31, 2008, 87.4% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At December 31, 2008, details of the derivative instruments net liability are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk-free	adjusted
2008	notional	rate	notional	basis*	basis*
Cross-Currency Swaps accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$492	$435
As liabilities	3,215	1.3337	4,288	(712)	(658)
Subtotal, net mark-to-market asset (liability)	5,190	1.2163	6,313	(220)	(223)
Cross-Currency Swaps not accounted for as hedges:
As assets	350	1.0258	359	79	72
As liabilities	10	1.5370	15	(3)	(3)
Subtotal, net mark-to-market asset	360	1.0400	374	76	69
Total notional amounts, net mark-to-market asset (liability)	$5,550	1.2049	$6,687	$(144)	$(154)
Less current portion					(45)
					$(109)
*In 2007, the estimated fair value, being carrying amount, was determined on a risk-free basis.

In 2008, $3 million (2007 - $1 million) related to hedge ineffectiveness was recognized as a decrease in net income.

The long-term portion above is comprised of a derivative instruments liability of $616 million and a derivative instruments  asset of $507 million.
At December 31, 2007, details of the derivative instruments liability are as follows:

				Estimated
				fair value,
				being
				carrying
				amount on
	U.S. $	Exchange	Cdn. $	a risk-free
2007	notional	rate	notional	basis
Cross-Currency Swaps accounted for as cash flow hedges	$4,190	1.3313	$5,578	$1,798
Cross-Currency Swaps not accounted for as hedges	10	1.5370	15	6
	$4,200		$5,593	1,804
Less current portion				195
				$1,609

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The current portion above represents net payments expected to be made within one year on Cross-Currency Swaps, including upon settlement for those Cross-Currency Swaps maturing within one year.

At December 31, 2008, all of the Company’s long-term debt was at fixed interest rates, with the exception of advances under the bank credit facility. Net income would have changed by $6 million in the year ended December 31, 2008, net of income taxes of $2 million, if there was a 1% change in the interest rates charged on advances under the bank credit facility.

U.S. $750 million of the Company’s U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes and, therefore, a one cent change in the Canadian dollar relative to the U.S. dollar would have resulted in a $8 million change in the carrying value of long-term debt at December 31, 2008. In addition, this would have resulted in a $6 million change in net income, net of income taxes of $2 million.

A portion of the Company’s accounts receivable and accounts payable and accrued liabilities is denominated in U.S. dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

All of the Company’s Cross-Currency Swaps are unsecured obligations of RCI. In addition, RCCI and RWP have provided unsecured guarantees for all of the Company’s Cross-Currency Swaps (note 15(b)).

(E)   FINANCIAL INSTRUMENTS:
(i)    Classification and fair values of financial instruments:
The Company has classified its financial instruments as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets, available for sale, measured at fair value:
Investments	$319	$319	$465	$465
Loans and receivables, measured at amortized cost:
Accounts receivable	1,403	1,403	1,245	1,245
	$1,722	$1,722	$1,710	$1,710

	2008		2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial liabilities, measured at amortized cost:
Bank advances, arising from outstanding cheques	$19	$19	$61	$61
Accounts payable and accrued liabilities	2,412	2,412	2,260	2,260
Long-term debt	8,507	8,700	6,033	6,357
Other long-term liabilities	184	184	214	214
Financial liabilities (assets), held-for-trading:
Cross-Currency Swaps not accounted for as hedges	(69)	(69)	6	6
Cross-Currency Swaps accounted for as cash flow hedges	223	223	1,798	1,798
	$11,276	$11,469	$10,372	$10,696

The Company did not have any non-derivative held-for-trading or held-to-maturity financial assets during the years ended December 31, 2008 and 2007.

(ii) Guarantees:
In the normal course of business, the Company has entered into agreements that contain features that meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:
(a)     Business sale and business combination agreements:
As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.
(b)   Sales of services:
As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.
(c)   Purchases and development of assets:
As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

93	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (d)      Indemnifications:
The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers as well as those of its subsidiaries.

The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to these types of indemnifications or guarantees at December 31, 2008 or 2007. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(iii) Fair values:
The Company has determined the fair values of its financial instruments as follows:
(a)     The carrying amounts in the consolidated balance sheets of accounts receivable, bank advances arising from outstanding cheques and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these financial instruments.
(b)   The fair values of investments that are publicly traded are determined by the quoted market values for each of the investments.
(c)   The fair values of each of the Company’s public debt instruments are based on the year-end trading values. The fair value of the bank credit facility approximates its carrying amount since the interest rates approximate current market rates.
(d)   The fair values of the Company’s Cross-Currency Swaps and other derivative instruments are based on estimated credit-adjusted mark-to-market valuation models (note 2(h)(iii)).
(e)   The fair values of the Company’s other long-term financial assets and financial liabilities are not significantly different from their carrying amounts.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16. OTHER LONG-TERM LIABILITIES

	2008	2007
CRTC commitments (note 13)	$63	$66
Deferred compensation	33	36
Program rights liability	29	26
Supplemental executive retirement plan (note 17)	26	15
Deferred gain on contribution of spectrum licences, net of accumulated amortization of $6 million (2007 - $2 million) (note 5)	18	22
Restricted share units	9	16
Liabilities related to stock options	2	22
Other	4	11
	$184	$214

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. PENSIONS

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post-retirement benefits.

Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2008, for all of the plans except one which was completed January 1, 2007. The next actuarial valuation for funding purposes must be of a date no later than January 1, 2009 for certain of the plans and January 1, 2010 for one of the plans.

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits measured at September 30 for the year ended December 31 are as follows:

	2008	2007
Plan assets, at fair value	$556	$606
Accrued benefit obligations	622	689
Deficiency of plan assets over accrued benefit obligations	(66)	(83)
Employer contributions after measurement date	12	7
Unrecognized transitional asset	(9)	(18)
Unamortized past service costs	10	11
Unamortized net actuarial loss	115	122
Deferred pension asset	$62	$39

Pension fund assets consist primarily of fixed income and equity securities, valued at fair value. The following information is	provided on pension fund assets measured at September 30 for the year ended December 31:

	2008	2007
Plan assets, beginning of year	$606	$545
Actual return (loss) on plan assets	(83)	39
Contributions by employees	21	18
Contributions by employer	38	28
Benefits paid	(26)	(24)
Plan assets, end of year	$556	$606

Accrued benefit obligations are outlined below measured at September 30 for the year ended December 31:

	2008	2007
Accrued benefit obligations, beginning of year	$689	$612
Service cost	28	29
Interest cost	40	34
Benefits paid	(26)	(24)
Contributions by employees	21	18
Actuarial loss (gain)	(130)	10
Plan amendments	-	10
Accrued benefit obligations, end of year	$622	$689

95	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net pension expense is outlined below:

	2008	2007
Plan cost:
Service cost	$28	$29
Interest cost	40	34
Actual loss (return) on plan assets	83	(39)
Actuarial loss (gain) on benefit obligations	(130)	10
Plan amendments	-	10
Costs	21	44
Differences between costs arising during the year and costs recognized during the year in respect of:
Return (loss) on plan assets	(127)	2
Actuarial loss (gain)	135	(4)
Plan amendments/prior service cost	2	(8)
Amortization of transitional asset	(10)	(10)
Net pension expense	$21	$24

The Company also provides supplemental unfunded pension benefits to certain executives. The accrued benefit obligation relating to these supplemental plans amounted to approximately $27 million at December 31, 2008 (2007 - $24 million), and the related expense for 2008 was $11 million (2007 - $2 million). The accrued pension liability at December 31, 2008 is $26 million (2007 - $15 million) (note 16).

(A) ACTUARIAL ASSUMPTIONS:

	2008	2007
Weighted average discount rate used to determine accrued benefit obligations	6.75%	5.65%
Weighted average discount rate used to determine pension expense	5.65%	5.25%
Weighted average rate of compensation increase used to determine accrued benefit obligations	3.00%	3.25%
Weighted average rate of compensation increase used to determine pension expense	3.25%	3.50%
Weighted average expected long-term rate of return on plan assets	7.00%	6.75%

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets. The Company establishes its estimate of the expected rate of return on plan assets based on the fund’s target asset allocation and estimated rate of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields. An equity risk premium is then applied to estimate equity returns.  Differences between expected and actual return are included in actuarial gains and losses.

The estimated average remaining service periods for the plans range from 9 to 13 years. In 2008, a curtailment loss of $8 million associated with the supplemental executive retirement plan was recognized upon the death of one of the Company’s executives.  The Company did not have any curtailment gains or losses in 2007.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(B)	ALLOCATION OF PLAN ASSETS:

	Percentage of plan assets
	at measurement date		Target asset
			allocation
Asset category	2008	2007	percentage
Equity securities	52.2%	59.7%	50% to 65%
Debt securities	47.6%	40.0%	35% to 50%
Other (cash)	0.2%	0.3%	0% to 1%
	100.0%	100.0%

Plan assets are comprised primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity fund has investments in the Company’s equity securities comprising approximately 1% of the pooled fund. This results in approximately $1 million (2007 - $1 million) of the plans’ assets being indirectly invested in the Company’s equity securities.

(C)  ACTUAL CONTRIBUTIONS TO THE PLANS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 ARE AS FOLLOWS:

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis.

	Employer	Employee	Total
2008	$38	$21	$59
2007	28	18	46

Expected contributions by the Company in 2009 are estimated to be $64 million. (D) EXPECTED CASH FLOWS: Expected benefit payments for funded and unfunded plans for fiscal year ending:	Employee contributions for 2009 are assumed to be at levels similar to 2008 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

2009	$31
2010	32
2011	34
2012	35
2013	36
168
Next five years	200
$368

Certain subsidiaries have defined contribution plans with total pension expense of $2 million in 2008 (2007 - $2 million).

97	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  SHAREHOLDERS’ EQUITY

(A)  CAPITAL STOCK:
(i)    Preferred shares:
Rights and conditions:
There are 400 million authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. The Preferred shares have no rights to vote at any general meeting of the Company. No Preferred shares have been issued.

(ii)   Common shares:
Rights and conditions:
There are 112,474,388 authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 50 votes. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billion authorized Class B Non-Voting shares without par value.

The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

On January 7, 2008, the Board approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share to be paid quarterly on each outstanding Class A Voting and Class B Non-Voting share. Consequently, the Class A Voting shares may receive a dividend at a quarterly rate of up to $0.25 per share only after the Class B Non-Voting shares have been paid a dividend at a quarterly rate of $0.25 per share. The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.25 per share for each class.

(C) NORMAL COURSE ISSUER BID:
In January 2008, the Company filed a normal course issuer bid (“NCIB”) which authorizes the Company to repurchase up to the lesser of 15,000,000 of the Company’s Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million for a period of one year. On May 21, 2008, the Company repurchased for cancellation 1,000,000 of its outstanding Class B Non-Voting shares pursuant to a private agreement between the Company and an arm’s-length third party seller for an aggregate purchase price of $39.9 million. As a result of this purchase, the Company recorded a reduction to stated capital, contributed surplus and retained earnings of $0.9 million, $37.8 million and $1.2 million, respectively. On August 1, 2008, the Company repurchased for cancellation 3,000,000 of its outstanding Class B Non-Voting shares pursuant to a private agreement between the Company and an arm’s-length third party seller for an aggregate purchase price of $93.9 million. As a result of this purchase, the Company recorded a reduction to stated capital, contributed surplus and retained earnings of $2.8 million, $88.3 million and $2.8 million, respectively. Each of these purchases was made under issuer bid exemption orders issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB. In addition, in August and September of 2008, the Company repurchased for cancellation an aggregate 77,400 of its outstanding Class B Non-Voting shares directly under the NCIB for an aggregate purchase price of $2.9 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $0.1 million, $2.7 million and $0.1 million, respectively.

(B) DIVIDENDS: During 2007 and 2008, the Company declared and paid the following dividends on each of its outstanding Class A Voting and Class B Non-Voting shares:

		Dividend
Date declared	Date paid	per share

February 15, 2007	April 2, 2007	$0.040
May 28, 2007	July 3, 2007	0.125
July 31, 2007	October 1, 2007	0.125
November 1, 2007	January 2, 2008	0.125
		$0.415
February 21, 2008	April 1, 2008	$0.250
April 29, 2008	July 2, 2008	0.250
August 19, 2008	October 1, 2008	0.250
October 28, 2008	January 2, 2009	0.250
		$1.000

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(D)  ACCUMULATED OTHER COMPREHENSIVE INCOME ( LOSS):

	2008	2007
Unrealized gain on available-for-sale investments	$205	$351
Unrealized loss on cash flow hedging instruments	(377)	(335)
Related income taxes	77	34
	$(95)	$50

19. STOCK-BASED COMPENSATION

Stock options, share units and share purchase plans: A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expense, is as follows:

	2008	2007
Stock-based compensation:
Stock options (A)	$(104)	$34
Restricted share units (B)	7	21
Deferred share units (C)	(3)	7
	$(100)	$62

These amounts are exclusive of the $452 million charge related to the amendment of the stock option plans on May 28, 2007, as described below:

At December 31, 2008, the Company had a liability of $278 million (2007 - $493 million), of which $267 million (2007 - $455 million) is a current liability related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. During the year ended December 31, 2008, $106 million (2007 - $80 million) was paid to holders upon exercise of restricted share units and stock options using the cash settlement feature.

(A)  STOCK OPTIONS:
(i)   Amendments to stock option plans:
On May 28, 2007, the Company’s 1994 Stock Option Plan (“1994 Plan”), 1996 Stock Option Plan (“1996 Plan”) and 2000 Stock Option Plan (“2000 Plan”) were amended to allow for cash settled SARs to be attached to all new and previously granted options. The SAR feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares.

As a result, effective May 28, 2007, all outstanding stock options are classified as liabilities and are carried at their intrinsic value as adjusted for vesting. The intrinsic value is marked-to-market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter. Prior to May 28, 2007, all stock options were classified as equity and were measured at the estimated fair value established by the Black Scholes or binomial models on the date of grant. under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which was usually the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter. The impact of the amendment to the stock option plans at May 28, 2007, was an increase in liabilities of $502 million, a decrease in contributed surplus of $50 million and a one-time non-cash charge of $452 million. In addition, a future income tax recovery of $160 million was recorded on May 28, 2007, as a result of the amendment.

(ii)   Stock option plans:
Options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company’s Management Compensation Committee. There are 30 million options authorized under the 2000 Plan, 25 million options authorized under the 1996 Plan, and 9.5 million options authorized under the 1994 Plan. The term of each option is 7 to 10 years and the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares determined as the five-day average before the grant date as quoted on the Toronto Stock Exchange (the “TSX”).

99	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2008, a summary of the stock option plans is as follows:

	2008		2007
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Outstanding, beginning of year	15,586,066	$15.96	19,694,860	$11.17
Granted	2,148,110	38.83	1,886,088	39.19
Exercised	(3,804,520)	10.55	(5,847,046)	7.17
Forfeited	(88,036)	34.69	(147,836)	20.16
Outstanding, end of year	13,841,620	$20.80	15,586,066	$15.96
Exercisable, end of year	9,228,740	$13.82	11,409,666	$11.41

At December 31, 2008, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price
$ 1.38 - $ 6.99	774,518	3.4	$5.50	774,518	$5.50
$ 7.00 - $ 9.99	1,380,632	4.4	8.41	1,380,632	8.41
$10.00 - $10.99	2,358,650	4.7	10.43	2,358,650	10.43
$11.00 - $11.99	702,096	2.1	11.82	702,096	11.82
$12.00 - $16.99	1,819,679	4.1	13.88	1,661,154	13.59
$17.00 - $18.99	943,859	1.5	17.87	938,614	17.87
$19.00 - $37.99	2,003,144	7.2	23.13	975,501	22.82
$38.00 - $47.99	3,859,042	8.7	39.04	437,575	39.21
	13,841,620	5.7	20.80	9,228,740	13.82

The weighted average estimated fair value at the date of grant for options granted from January 1, 2007 to May 28, 2007 was $13.62 per share.

For in-the-money stock options measured at the Company’s December 31 share price, unrecognized stock-based compensation expense related to stock-option plans was $3 million (2007 - $20 million), and will be recorded in the consolidated statements of income over the next four years.

(iii)  Performance options:
During the year ended December 31, 2008, the Company granted 1,142,300 (2007 - 1,036,200) performance-based options to certain key executives. These options are governed by the terms of the 2000 Plan. These options vest on a straight-line basis over four years provided that certain targeted stock prices are met on or after the anniversary date.

As a result of the May 28, 2007, SAR amendment, all outstanding options, including the performance options, are classified as liabilities and are carried at their intrinsic value as adjusted for vesting.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iv) Assumptions: The fair values of options granted or amended prior to May 28, 2007 were based on the following assumptions:

Risk-free interest rate	3.92% - 4.00%
Dividend yield	0.42% - 0.43%
Volatility factor of the future expected market prices of Class B Non-Voting shares	34.47% - 36.55%
Weighted average expected life of the options	4.7 - 6.0 years

(B)  RESTRICTED SHARE UNITS:
The restricted share unit plan enables employees, officers and directors of the Company to participate in the growth and development of the Company. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company shall redeem all of the participants’ restricted share units in cash or by issuing one Class B Non-Voting share for each restricted share unit. The Company has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan.

During the year ended December 31, 2008, the Company granted 451,535 restricted share units (2007 - 266,720). At December 31, 2008, 1,126,548 (2007 - 1,167,564) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. Stock-based compensation expense for the year ended December 31, 2008, related to these restricted share units was $7 million (2007 - $21 million).

For in-the-money restricted share units measured at the Company’s December 31 share price, unrecognized stock-based compensation expense as at December 31, 2008 related to these restricted share units was $16 million (2007 - $19 million), and will be recorded in the consolidated statements of income over the next three years.

(C)  DEFERRED SHARE UNITS:
The deferred share unit plan enables directors and certain key executives of the Company to elect to receive certain types of remuneration in deferred share units, which are classified as a liability on the consolidated balance sheets (2008 - $27 million; 2007 - $24 million). During the year ended December 31, 2008, the Company granted 186,084 deferred share units (2007 -281,079). At December 31, 2008, 730,454 (2007 - 544,370) deferred share units were outstanding. Stock-based compensation expense (recovery) for the year ended December 31, 2008 related to these deferred share units was $(3) million (2007 - $7 million). There is no unrecognized compensation expense related to deferred share units, since these awards vest immediately when granted.

(D)  EMPLOYEE SHARE ACCUMULATION PLAN:
The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each month, the Company makes a contribution of 25% to 50% of the employee’s contribution in the month, which is recorded as compensation expense. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

Compensation expense related to the employee share accumulation plan amounted to $14 million (2007 - $9 million) for the year ended December 31, 2008.

101	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. CONSOLIDATED STATEMENTS OF CASH FLOWS AND SUPPLEMENTAL INFORMATION

(A)	CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:

	2008	2007
Increase in accounts receivable	$(166)	$(122)
Increase in other assets	(176)	(71)
Increase (decrease) in accounts payable and accrued liabilities	115	(115)
Increase (decrease) in unearned revenue	12	(2)
	$(215)	$(310)

(B)	SUPPLEMENTAL CASH FLOW INFORMATION :

	2008	2007
Income taxes paid	$1	$1
Interest paid	532	605

21. CAPITAL RISK MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of issued capital, contributed surplus, accumulated other comprehensive income and retained earnings.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements.  In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

In January 2008, the Company applied to the TSX to make an NCIB, which was accepted by the TSX on January 10, 2008 for purchases of its Class B Non-Voting shares through the facilities of the TSX.

During the year ended December 31, 2008, 4,077,400 shares were repurchased, 77,400 of which were repurchased directly under the NCIB and 4,000,000 of which were made under issuer bid exemption orders issued by the Ontario Securities Commission and each of which will be included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB (note 18(c)). The NCIB expired on January 13, 2009 (note 26).

In August 2008, the Company issued U.S. $1.75 billion of long-term debt (note 14(a)) and entered into Cross-Currency Swaps (note 15(d)). In addition, the Company re-couponed certain Cross-Currency Swaps (note 15(d)). In December 2008, two of the Company’s Cross-Currency Swaps aggregating U.S. $400 million notional principal amount expired (note 15(d)).

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders’ return and to sustain future development of the business.

The Company is not subject to externally imposed capital requirements and its overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions:

(A) The Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest.  The amounts paid to these broadcasters are as follows:

	2008	2007
Access fees paid to broadcasters accounted for by the equity method	$17	$18

(B) The Company has entered into certain transactions with companies, the partners or senior officers of which are or were	directors of the Company. Total amounts paid by the Company to these related parties, directly or indirectly, are as follows:

	2008	2007
Legal services, printing and commissions paid on premiums for insurance coverage	$7	$2

(C) The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company. These transactions	are subject to formal agreements approved by the Audit Committee. Total amounts paid to (received from) these related parties are as follows:

	2008	2007
Recoveries for use of aircraft and other administrative services	$(1)	$(1)

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

23. COMMITMENTS

(A) The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain wireless revenues earned in each year on research and development activities.

(B) The Company enters into agreements with suppliers to provide services and products that include minimum spend commitments.  The Company has agreements with certain telephone companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network.

(C) In the ordinary course of business and in addition to the amounts recorded on the consolidated balance sheets and disclosed elsewhere in the notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next five years at a total cost of approximately $258 million.  In addition, the Company has commitments to pay access fees over the next year totalling approximately $20 million.

(D) Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund.  The Company estimates that its total contribution for 2009 will amount to approximately $53 million.

(E) Pursuant to CRTC regulation, the Company is required to pay certain telecom contribution fees. These fees are based on a formula including certain types of revenue, including the majority of wireless revenue. The Company estimates that these fees for 2009 will amount to approximately $50 million.

103	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(F) Pursuant to Industry Canada regulation, the Company is required to pay certain fees for the use of its licenced radio spectrum.  These fees are primarily based on the bandwidth and population covered by the spectrum licence.  The Company estimates that these fees for 2009 will amount to $75 million.

(G) In addition to the items listed above, the future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers, commitments for player contracts, purchase obligations and other contracts at December 31, 2008 are as follows:
Year ending December 31:
2009	$721
2010	536
2011	416
2012	252
2013	173
2014 and thereafter	207
$2,305
Rent expense for 2008 amounted to $178 million (2007 - $166 million).

24. CONTINGENT LIABILITIES

(A) The CRTC collects two different types of fees from broadcast licencees which are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful. On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. On October 15, 2007, the CRTC sent a letter to all broadcast licencees stating that the CRTC would not collect Part II fees due in November 2007. As a result, in the third quarter of 2007, the Company reversed its accrual of $18 million related to Part II fees from September 1, 2006 to June 30, 2007. Both the Crown and the applicants appealed this case to the Federal Court of Appeal. On April 28, 2008, the Federal Court of Appeal overturned the Federal Court and ruled that Part II fees are valid regulatory charges. As a result, during the second quarter of 2008, Cable and Media recorded charges of approximately $30 million and $7 million, respectively, for CRTC Part II fees covering the period September 1, 2006 to March 31, 2008. In addition to recording $5 million and $2 million in the second quarter of 2008, for Cable and Media, respectively, the Company continues to record these fees on a prospective basis in operating, general and administrative expenses. Leave to appeal the April 28, 2008 Federal Court of Appeal decision was granted by the Supreme Court on December 18, 2008. Although the Supreme Court will hear the appeal, there is no assurance that the Supreme Court will overturn the Federal Court of Appeal decision.

(B) In August 2008, a proceeding was commenced in Ontario pursuant to that province’s Class Proceedings Act, 1992 against Cable and other providers of communications services in Canada. The proceedings involve allegations of, among other things, false, misleading and deceptive advertising relating to charges for long distance telephone usage. The plaintiffs are seeking $20 million in general damages and punitive damages of $5 million. The plaintiffs intend to seek an order certifying the proceedings as a class action. Any potential liability is not yet determinable.

(C) In June 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by the Company and the other wireless communication providers in Canada. The plaintiffs are seeking unquantified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

(D) In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada. Since that time, similar proposed class actions have also been commenced in Newfoundland and Labrador, New Brunswick, Nova Scotia, Québec, Ontario, Manitoba, Alberta and British Columbia. The proceeding involves allegations by wireless customers of, among other things, breach of contract, misrepresentation, false advertising and unjust enrichment with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendants. Wireless believes it has a good defence to the allegations. The plaintiffs applied for an order certifying a national class action in Saskatchewan. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a class action. The Company is applying for leave to appeal this decision to the Saskatchewan Court of Appeal. In February 2008, the Saskatchewan court granted the Company’s application to amend the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with Wireless or Fido. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from the Company’s assessment and assumptions, a material adjustment to its financial position and results of operations could result. In January 2009, a hearing took place before the Saskatchewan Court on the issue of whether this proceeding should establish a national “opt-out” class rather than an “opt-in” class. If certified as a national opt-out class, affected customers outside Saskatchewan would have to take specific steps in order to not participate in the proceeding and if certified as a national opt-in class, affected customers outside Saskatchewan would have to take specific steps to participate. The Company is awaiting a decision from the Court.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(E) In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totalling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum. The Plaintiff has also brought a proceeding against Inukshuk Wireless Partnership (“Inukshuk”), the Company’s 50% owned joint venture asserting a claim against the MCS Spectrum licences that were transferred from Fido to Inukshuk. Inukshuk brought a motion to have the separate action against it dismissed. In May 2008, the Court dismissed the separate action brought against Inukshuk. The appeal of this decision was heard in January 2009. The Company is awaiting a decision from the Court. The Company believes it has good defences to the claim and no amounts have been provided in the accounts.

(F) The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

(G) There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

25. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP, as applied in the United States, differs from that applied in Canada.
If United States GAAP were employed, net income for the years ended December 31, 2008 and 2007 would be adjusted as follows:

	2008	2007
Net income for the year based on Canadian GAAP	$1,002	$637
Gain on sale of cable systems (B)	(4)	(4)
Pre-operating costs capitalized (C)	1	4
Capitalized interest, net of related depreciation (D)	11	10
Financial instruments (E)	(76)	210
Stock-based compensation (F)	(32)	3
Income taxes (H)	90	125
Installation revenues and costs, net (I)	10	(4)
Other	(2)	3
Net income for the year based on United States GAAP	$1,000	$984
Net income per share based on United States GAAP:
Basic	$1.57	$1.54
Diluted	1.57	1.53

If United States GAAP were employed, comprehensive income for the years ended December 31, 2008 and December 31, 2007 would be adjusted as follows:

	2008	2007
Comprehensive income for the year based on Canadian GAAP	$857	$901
Impact of United States GAAP differences on net income	(2)	347
Change in fair value of derivative instruments, net of income taxes of $88 (2007 - $100) (E)	5	(126)
Change in funded status of pension plans for unrecognized amounts, net of income taxes of $6 (2007 - $6) (G)	16	(15)
Comprehensive income for the year based on United States GAAP	$876	$1,107

105	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2008	2007
Shareholders’ equity based on Canadian GAAP	$4,727	$4,624
Cumulative impact of differences in business combinations and consolidation accounting (A)	(8)	(8)
Gain on sale of cable systems (B)	105	109
Pre-operating costs capitalized (C)	(2)	(3)
Capitalized interest (D)	79	68
Financial instruments (E)	43	26
Stock-based compensation (F)	8	33
Pension liability (G), (I)	(107)	(123)
Income taxes (H)	(20)	(17)
Installation revenues and costs, net (I)	12	2
Other	(21)	(19)
Shareholders’ equity based on United States GAAP	$4,816	$4,692

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

 (A) CUMULATIVE IMPACT OF DIFFERENCES IN BUSINESS COMBINATIONS AND CONSOLIDATION ACCOUNTING:
Certain differences between United States and Canadian GAAP arose in prior years relating to the dilution gain on the sale of Wireless shares, non-controlling interest accounting during the time period that RCI did not own 100% of Wireless, the acquisition of the outstanding shares in Wireless and the acquisition of a cable company in Atlantic Canada.

(B)   GAIN ON SALE OF CABLE SYSTEMS:
Under Canadian GAAP, the cash proceeds on the non-monetary exchange of cable assets in prior years were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received was recognized as a $40 million gain in the consolidated statements of income on an after-tax basis. This difference is being amortized over 10 years.

As a result of this transaction, the carrying amount of the above assets is higher and additional depreciation expense is recorded under United States GAAP.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the $101 million gain on sale of the cable television systems in income, net of related income taxes.

(C)  PRE-OPERATING COSTS CAPITALIZED:
Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

(D)   CAPITALIZED INTEREST:
Under United States GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use. Capitalization is not required under Canadian GAAP.

(E)   FINANCIAL INSTRUMENTS:
Effective January 1, 2007, the Company adopted the new Canadian GAAP accounting standards for financial instruments (note 2(h)(ii)).

As a result, under Canadian GAAP, the Company now records the changes in fair value of cash flow hedging derivatives in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Under United States GAAP, certain instruments are not accounted for as hedges but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in the consolidated statements of income immediately. For the year ended December 31, 2008, a loss of $5 million ($93 million less income taxes of $88 million) was reclassified from other comprehensive income under Canadian GAAP to the consolidated statements of income for United States GAAP.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of the application of the new Canadian GAAP standards, the Company separated the early repayment option on one of the Company’s debt instruments and recorded the fair value of $19 million related to this embedded derivative at January 1, 2007, with a corresponding decrease in opening deficit of $13 million, net of income taxes of $6 million. During 2008, the decrease in fair value of this early repayment option, amounting to $9 million (2007 - $6 million), was recorded in the consolidated statements of income under Canadian GAAP. Under United States GAAP, the Company is not permitted to separate the early repayment option.

Effective January 1, 2007, under Canadian GAAP, the Company records all transaction costs for financial assets and financial liabilities in income as incurred. As a result, under Canadian GAAP, the carrying value of transaction costs of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition at January 1, 2007. Under United States GAAP, the Company continues to defer these costs and amortize them over the term of the related asset or liability. During 2008, the Company capitalized $16 million in debt issuance costs for United States GAAP purposes.

The impact of these changes on net income on a pre-tax basis are summarized as follows for the year ended December 31:

	2008	2007
Reclassification from other comprehensive income of change in fair value of derivatives
not accounted for as hedges under United States GAAP	$(93)	$226
Decrease in fair value of prepayment option not accounted for under United States GAAP	9	6
Deferral of transaction costs	16	-
Amortization of deferred transaction costs under United States GAAP	(8)	(22)
United States GAAP difference in net income (pre-tax)	$(76)	$210

The impact of these changes on shareholders’ equity is summarized as follows:

	2008	2007
Transaction costs	$47	$39
Early repayment option	(4)	(13)
United States GAAP difference in ending shareholders’ equity (pre-tax)	$43	$26

The Financial Accounting Standards Board (“FASB”) Statement  No. 157 (“FASB No. 157”), Fair Value Measurements, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. FASB No. 157 also expands disclosures about fair value measurements in the financial statements. On February 12, 2008, the FASB issued FASB Staff Position 157-2 (“FSP 157-2”), Effective Date of FASB Statement No. 157, which delays the effective date of FASB No. 157 for one year, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company elected a partial deferral of FASB No. 157 under the provisions of FSP 157-2 related to the measurement of fair value used when initially measuring non-financial assets and non-financial liabilities in a business combination, evaluating goodwill, other intangible assets, wireless licences and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of implementing FSP 157-2, effective January 1, 2009, is not expected to be material to the Company’s financial statements. The impact of partially adopting FASB No. 157 effective January 1, 2008 was not material to the Company’s financial statements.

On October 10, 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which clarifies the application of FASB No.157 in a Market that is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of this FSP did not have any impact on the Company.

FASB Statement No. 159:
Effective January 1, 2008, FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS No. 115 (“FASB No. 159”), was adopted by the Company. This statement permits but does not require the Company to measure financial instruments and certain other items at fair value. As the Company did not elect to fair value any of its financial instruments under the provisions of FASB No. 159, the adoption of this statement did not have an impact on the Company’s financial statements.

107	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(F)   STOCK-BASED COMPENSATION :
As a result of the amendment to the stock option plans on May 28, 2007, all of the Company’s outstanding stock options can now be settled in cash at the discretion of the employee or director (note 19(a)(i)). Under United States GAAP, the cost of stock-based awards that are settled in cash, or may be settled in cash at the discretion of the employee or director, are required to be measured at fair value on each reporting date. Under Canadian GAAP, the liability and compensation cost for these awards are measured at the intrinsic value of the awards at each reporting date. In addition, under United States GAAP, the fair value is amortized to expense on a straight-line basis over the vesting period or, as applicable, over the period in which the employee is eligible to retire, whichever is shorter. Under Canadian GAAP, the intrinsic value is amortized to expense over the graded vesting period or, as applicable, over the period in which the employee is eligible to retire, whichever is shorter. As a result, stock-based compensation expense would be increased by $32 million under United States GAAP for the year ended December 31, 2008 (2007 - decreased by $3 million), resulting from remeasuring the fair value of stock-based awards at the greater of the grant date fair value and the reporting date fair value.

At December 31, 2008, the recorded liability for these awards is $8 million lower under United States GAAP than recorded under Canadian GAAP (2007 - $33 million).

(G)  PENSION LIABILITY RELATED TO FUNDED STATUS OF  PENSION PLANS:
Under United States GAAP, the Company was required to adopt the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“FAS 158”), as at December 31, 2006. Under FAS 158, the Company is required to recognize the funded status of defined benefit postretirement plans on the balance sheet with changes recorded in other comprehensive income (loss). For the year ended December 31, 2008, under United States GAAP, the Company recorded an increase of $16 million (2007 - decrease of $15 million)  to other comprehensive income, net of income taxes of $6 million (2007 - $6 million) to reflect the current period increase in the funded status differences.

To comply with the requirements of FAS 158, the Company adopted December 31, as its measurement date effective December 31, 2008, without remeasuring the plan assets and obligations at January 1, 2008. This resulted in a decrease in retained earnings of $4 million ($6 million less income taxes of $2 million), with a corresponding increase of $6 million to the Company’s pension liability.

(H)   INCOME TA XES:
Included in the caption “Income taxes” is the tax effect of various adjustments where appropriate. In addition, in 2007, the deferred tax liability of $254 million related to the historical outside basis difference of the Company’s investment in Rogers Wireless Inc. was reversed as a result of the amalgamation of Rogers Wireless Inc. and RCI. This resulted in an increase to income in 2007 under United States GAAP of $254 million.

United States GAAP requires the valuation allowance to be allocated on a pro rata basis between current and non-current future tax assets for the relevant tax jurisdiction. This GAAP difference would result in a decrease in current future tax assets under United States GAAP of $37 million and a decrease in non-current future tax liabilities of the same amount.

(I)   INSTALLATION RE VENUES AND COSTS , NET:
For Canadian GAAP purposes, cable installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation revenues are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

(J)   CONSOLIDATED STATEMENTS OF CASH FLO WS:
(i)    Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)   Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total increase in cash and cash equivalents in 2008 in the amount of $42 million reflected in the consolidated statements of cash flows would be nil and cash provided by financing activities would increase by $42 million. The total decrease in cash and cash equivalents in 2007 in the amount of $42 million reflected in the consolidated statements of cash flows would be nil and cash used in financing activities would be increased by $42 million.

(K)  OTHER DISCLOSURES :
United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2008, were $1,712 million (2007 - $1,659 million). At December 31, 2008, accrued liabilities in respect of PP&E totalled $130 million (2007 - $133 million), accrued interest payable totalled $142 million (2007 - $87 million), accrued liabilities related to payroll totalled $388 million (2007 - $592 million), and CRTC commitments totalled $64 million (2007 - $2 million).

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(L) PENSIONS: The following summarizes the additional disclosures required and different pension-related amounts recognized or disclosed in the Company’s accounts under United States GAAP:

	2008	2007
Current service cost (employer portion)	$27	$29
Interest cost	40	34
Expected return on plan assets	(43)	(37)
Amortization:
Transitional asset	(10)	(10)
Realized gains included in income	2	1
Net actuarial loss	5	7
Net periodic pension cost under Canadian and United States GAAP	$21	$24
Accrued benefit asset under Canadian GAAP	$62	$39
One-time adjustment for change in measurement period to comply with FAS 158	(6)	-
Accumulated other comprehensive loss under United States GAAP, on a pre-tax basis	(101)	(115)
Net amount recognized in the consolidated balance sheets under United States GAAP	$(45)	$(76)

In addition to the amounts disclosed above, under United States GAAP, the net amount recognized in the consolidated balance sheets related to the Company’s supplemental unfunded pension benefits for certain executives was $27 million (2007 - $24 million). The total accumulated other comprehensive income associated with the supplemental plan amounts to nil (2007 - loss of $8 million), on a pre-tax basis.

(M)  RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS:
In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations. This statement requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at fair value as of the acquisition date. The statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Financial Statements. This statement will require non-controlling interest in a subsidiary to be reported in equity in the consolidated financial statements. The statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements, but it does not expect a material impact on its financial position or results of operations.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This new statement enhances disclosures regarding an entity’s derivative and hedging activities. This statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. The statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. This statement was effective for the Company November 15, 2008, which is 60 days after the Securities and Exchange Commission’s approval of Auditing Standard No. 6, Evaluating Consistency of Financial Statements. There was no impact to the Company on adoption of this statement.

109	ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.  SUBSEQUENT EVENTS

(A)  In February 2009, the TSX accepted a notice filed by the Company of its intention to renew its prior NCIB for a further one-year period. The TSX notice provides that the Company may, during the twelve-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 15 million Class B Non-Voting shares, representing approximately 2.9% of the issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

(B)    In February 2009, the Company’s Board of Directors adopted a dividend policy which increases the annual dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share. Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

In addition, on February 17, 2009, the Board of Directors declared a quarterly dividend totalling $0.29 per share on each of its outstanding Class B Non-voting shares and Class A Voting shares, such dividend to be paid on April 1, 2009, to shareholders of record on March 6, 2009, and is the first quarterly dividend to reflect the newly increased $1.16 per share annual dividend level.

ROGERS COMMUNICATIONS INC. 2008 ANNUAL FINANCIAL STATEMENTS AND NOTES	110